

ANNUAL REPORT 2023

FARMERS
NATIONAL BANC CORP.

Forward Looking Statements

Cautionary Note Regarding Forward Looking Statements: Certain statements contained herein are "forward looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. For a discussion of factors that could cause future results to differ from historical performance or those forward-looking statements, see "Cautionary Note Regarding Forward Looking Statements" on page 29, "Supervision and Regulation" on page 3, and "Item 1A. Risk Factors" on page 15 of the attached Annual Report on Form 10-K for the year ended December 31, 2023 and all risks and uncertainties disclosed in our filings with the SEC, including our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are available on the SEC's website at www.sec.gov. We do not undertake, and expressly disclaim, any obligation to update any forward-looking statements, except as required by applicable law.

Board of Directors

Terry A. Moore [2,3,5]
Chairman of the Board
Former Managing Shareholder, Krugliak,
Wilkins, Griffiths and Dougherty

David Z. Paull [2,4,5]
Retired Vice President, Human Resources
Operations and Labor Relations, RTI International Metals, Inc.

Gregory C. Bestic [1,2]
Certified Public Accountant Retired, Former CGMA, Certified
Forensic Accountant, DABFA, FACFEI
Retired Principal with Schroedel, Scullin & Bestic, LLC – Certified
Public Accountants and Strategic Advisors

Anne Frederick Crawford [2,3]
Attorney-At-Law
Self-employed/Sole Proprietor

Kevin J. Helmick [5]
President and Chief Executive Officer of
Farmers National Banc. Corp

Ralph D. Macali [1,3]
Vice President of Palmer J. Macali, Inc.
Partner in P.M.R.P. Partnership

Edward W. Muransky [3,4,5]
CEO, Chestnut Land Company

Frank J. Monaco [2,4]
Senior Partner, 415 Group

Richard B. Thompson [1,4]
Executive, Therm-O-Link, Inc.

Neil J. Kaback [1,4]
Retired Partner, Cohen & Company

Nicholas D. Varischetti [1,3]
Attorney, Burns White
Partner, Varischetti Holdings, LP
Allegheny Strategy Partners

André Thornton [3,4]
President & CEO, ASW Global LLC.

Carl D. Culp [4]
Retired Chief Financial Officer,
Farmers National Bank of Canfield

Gina A. Richardson [1,3]
Legal Counsel, Gina Richardson LLC.

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Board Enterprise Risk Management Committee
5 Executive Committee

Annual Meeting Notice

The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Time on Thursday, April 18, 2024, via live webcast at https://meetnow.global/MARAVQT



Leveraging 137 years of institutional knowledge to navigate the present –

AND BUILD A BETTER FUTURE.

Dear Fellow Shareholders,

Henry Luce, the founding publisher of Time, Life and Fortune magazines, believed that "Business more than any other occupation is a continual dealing with the future; it is a continual calculation, an instinctive exercise in foresight." I respectfully offer that Mr. Luce was mostly correct – with one notable, mitigating factor that has proven relevant to the continued success of your Company.

That important factor is that your Board of Directors and executive management team take our 137-year history into our "continual calculation" regarding the future. A history of not only weathering, but in the long run taking advantage of the inevitable ups and downs of macroeconomic cycles.

Our historically conservative management and financial philosophies provide your Company's leadership with foundational insights into how to navigate the future. Whatever the future holds, we know that maintaining consistent credit discipline in and out of cycles, and preserving strong asset quality, will never go out of fashion at Farmers National Bank.

These operational principles contributed to your bank recording its 164th consecutive quarter of profitability at the close of 2023 - which translates to 41 consecutive years without a quarterly miss. I'm also pleased to inform you that your bank's performance this past year contributed to it being named one of Newsweek's best regional banks in America for 2024.

Our ingrained principles coupled with our relationship-driven culture contributed to our success in this past year's challenging economic environment. Your bank's total assets reached $5.08 billion in 2023, up from $4.08 billion in 2022, in part due to the successful acquisition of the coincidentally-named Farmers National Bank of Emlenton in Western Pennsylvania, formalized in early 2023. This acquisition marks the first time Farmers has significantly extended its presence outside of Ohio.

Eleven federal interest rate increases – after years of historically low and stable rates – is only one factor that made 2023 challenging to navigate for banks and their customers. Still, our loan portfolio increased by $793.4 million over 2022, with our acquisition of Farmers National Bank of Emlenton being responsible for $740.7 million of this increase.

Providing capital to small businesses remains at the heart of Farmers mission. You may recall that during the pandemic, no community bank in Northeast Ohio was more proficient at getting PPP funds into the hands of small business owners than Farmers. I am pleased to tell you that nearly two years later, Farmers has largely retained the loyalty and accounts of the many small businesses it served

whose needs were not met by larger banks with whom they previously did business. Your Company's commitment to small business results in helping to drive the economies in communities across the Farmers footprint.

At home, in Canfield, Ohio, Farmers is now fulfilling a goal first established by executive management in the early 2000s of expanding and upgrading its headquarters. As your bank continues to grow, this expansion will greatly enhance our ability to be centrally located and will allow us to take advantage of the synergies of the talented associates that have joined Farmers over the years. The construction of this 27,000 square foot addition will also pay homage to our roots by featuring tributes to

our past, including photos of past Directors, CEOs and office locations.

To close, in the words of Mr. Luce, everyone in business is engaged in a continual dealing with the future – a sometimes daunting task. But, your Company has the built-in advantage of institutional knowledge accumulated over more than a century to provide a roadmap to what can be an even more prosperous future.

Sincerely,



Kevin J. Helmick
President & Chief Executive Officer



fiercely **LOCAL.** *fiercely* **LOYAL.**

COMMITMENT TO COMMUNITY

 **175** ASSOCIATES

 **200+** ORGANIZATIONS

 **19** COUNTIES

FROM LEFT TO RIGHT:
Troy Adair, Myke Matuszak, Kevin Helmick, David Redig and Mark Wenick.

IN 2023, TWO BANK-WIDE VOLUNTEER DAYS WERE HELD.

Habitat for Humanity – August

- Over 70 employees volunteered at 3 different sites in August
- The company also made a $5,000 donation to Habitat for Humanity

Salvation Army - November

- 80 associates participated in ringing bells for the Salvation Army's Red Kettle Campaign
- 18 sites across Ohio and Pennsylvania

4

IMPACT

Farmers National Banc Corp., through its subsidiaries, has always been a strong supporter of the communities we work and live in. Last year, Farmers donated more than $700,000 in sponsorships and donations to a wide range of non-profits and community organizations throughout its footprint.

SOCIAL SERVICES - 27%

CIVIC - 24%

HEALTH & WELLNESS - 23%

EDUCATION/HIGHER EDUCATION - 18%

ARTS - 4%

COMMUNITY ATHLETICS - 3%

RELIGIOUS - 1%










UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 001-35296

Farmers National Banc Corp.
(Exact name of registrant as specified in its charter)

Ohio	**34-1371693**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
20 South Broad Street, Canfield, Ohio	**44406**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 330-533-3341

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, no par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T ((§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

As of June 30, 2023, the estimated aggregate market value of the registrant's common shares, no par value (the only common equity of the registrant), held by non-affiliates of the registrant was approximately $445.5 million based upon the last sales price as of June 30, 2023 reported on NASDAQ. (The exclusion from such amount of the market value of the common shares owned by any person shall not be deemed as admission by the registrant that such person is an affiliate of the registrant).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

As of March 1, 2024, the registrant had outstanding 37,545,864 common shares, no par value.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K into which Document is Incorporated
Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Shareholders	III

FARMERS NATIONAL BANC CORP.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	27
Item 2.	Properties	27
Item 3.	Legal Proceedings	27
Item 4.	Mine Safety Disclosures	27

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	28
Item 6.	Reserved	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A.	Quantitative and Qualitative Disclosure about Market Risk	49
Item 8.	Financial Statements and Supplementary Financial Data	51
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	109
Item 9A.	Controls and Procedures	109
Item 9B.	Other Information	109
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	109

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	110
Item 11.	Executive Compensation	110
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	111
Item 13.	Certain Relationships and Related Transactions, and Director Independence	111
Item 14.	Principal Accountant Fees and Services	111

PART IV

Item 15.	Exhibits, Financial Statement Schedules.	111
Item 16.	Form 10-K Summary	111

SIGNATURES — 115

Item 1. Business.

General

Farmers National Banc Corp.

Farmers National Banc Corp. (the "Company," "Farmers," "we," "our" or "us"), is a financial holding company and was organized as a one-bank holding company in 1983 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Amendments to the BHCA in 1999 allowed for a bank holding company to declare itself a financial holding company and thereby engage in financial activities, including securities underwriting and dealing, insurance agency and underwriting activities, and merchant banking activities. The Company made the declaration to become a financial holding company in 2016. For a bank holding company to be eligible to declare itself a financial holding company, all of the depository institution subsidiaries must be well-capitalized and well-managed and have satisfactory or better ratings under the Community Reinvestment Act. The Company operates principally through its wholly-owned subsidiaries, The Farmers National Bank of Canfield (the "Bank" or "Farmers Bank"), Farmers Trust Company ("Farmers Trust"), and Farmers National Captive, Inc. ("Captive"). The Captive was dissolved in November of 2023. Farmers National Insurance, LLC ("Farmers Insurance") and Farmers of Canfield Investment Co. ("Investments or "Farmers Investments") are wholly-owned subsidiaries of the Bank. The Company and its subsidiaries operate in the domestic banking, trust, retirement consulting, insurance and financial management industries.

The Company's principal business consists of owning and supervising its subsidiaries. Although Farmers directs the overall policies of its subsidiaries, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers.

The Company's principal executive offices are located at 20 South Broad Street, Canfield, Ohio 44406, and its telephone number is (330) 533-3341. Farmers' common shares, no par value, are listed on the NASDAQ Capital Market (the "NASDAQ") under the symbol "FMNB." Farmers' business activities are managed and financial performance is primarily aggregated and reported in two lines of business, the Bank segment and the Trust segment. For a discussion of Farmers' financial performance for the fiscal year ended December 31, 2023, see the Consolidated Financial Statements and Notes to the Consolidated Financial Statements found in Item 8 of this Annual Report on Form 10-K.

The Farmers National Bank of Canfield

On January 1, 2023, Farmers National Banc Corp. (the "Company") completed its previously announced merger with Emclaire Financial Corp., a Pennsylvania corporation and registered financial holding company ("Emclaire"), pursuant to the Agreement and Plan of Merger dated as of March 23, 2022, by and among the Company, FMNB Merger Subsidiary V, LLC, a wholly owned subsidiary of Farmers ("Merger Sub"), and Emclaire (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time") Emclaire merged with and into Merger Sub (the "Merger"), with Merger Sub as the surviving entity in the Merger. Promptly following the consummation of the Merger, Merger Sub was dissolved and liquidated and The Farmers National Bank of Emlenton, the banking subsidiary of Emclaire, merged with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company ("Farmers Bank"), with Farmers Bank as the surviving bank. Pursuant to the terms of the Merger Agreement, at the Effective Time of the Merger, each common share, without par value, of Emclaire ("Emclaire Common Shares") issued and outstanding immediately prior to the Effective Time (except for certain Emclaire Common Shares held directly by Emclaire or the Company) was converted into the right to receive, without interest, $40.00 in cash (the "Cash Consideration") or 2.15 common shares, without par value, of the Company ("Company Common Shares") (the "Stock Consideration"), subject to an overall limitation of 70% of the Emclaire Common Shares being exchanged for the Stock Consideration and the remaining 30% of Emclaire Common Shares being exchanged for the Cash Consideration. No fractional Company Common Shares were issued in the Merger, and Emclaire's shareholders became entitled to receive cash in lieu of fractional Company Common Shares. Emclaire operated 19 branches in ten counties throughout western Pennsylvania.

The Bank is a full-service national banking association engaged in commercial and retail banking mainly in the northeastern region of Ohio and the western region of Pennsylvania. The Bank's commercial and retail banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, home equity loans, home equity lines of credit, night depository, safe deposit boxes, money orders, bank checks, automated teller machines, internet banking, travel cards, "E" Bond transactions, brokerage services and other miscellaneous services normally offered by commercial banks.

A discussion of the general development of the Bank's business and information regarding its financial performance throughout 2023, is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

The Bank faces significant competition in offering financial services to customers. Ohio and Pennsylvania have a high density of financial service providers, many of which are significantly larger institutions that have greater financial resources than the Bank, and all of which are competitors to varying degrees. Competition for loans comes principally from savings banks, savings and loan associations, commercial banks, mortgage banking companies, credit unions, insurance companies and other financial service companies. The most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks and credit unions. Additional competition for deposits comes from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies.

Farmers Trust Company

During 2009, the Company acquired the Farmers Trust. Farmers Trust offers a full complement of personal and corporate trust services in the areas of estate settlement, trust administration, employee benefit plans and retirement services. During 2019, National Associates Inc. was combined with the Farmers Trust entity. Farmers Trust operates five offices located in Boardman, Canton, Howland, Wooster and Fairview Park, Ohio.

Farmers National Captive, Inc.

Captive was formed during 2016 and operated until November 20, 2023 when the Company dissolved the entity. During its operation Captive was a wholly-owned insurance subsidiary of the Company that provided property and casualty insurance coverage to the Company and its subsidiaries. The Captive pooled resources with similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves and to provide insurance where not available or economically feasible. Captive did not account for a material portion of revenue and, therefore, will not be discussed individually, but as part of the Company.

Farmers National Insurance, LLC

Farmers Insurance was formed during 2009 and offers a variety of insurance products through licensed representatives. During 2022, Farmers Insurance acquired substantially all of the assets, in a cash transaction, of Randy L. Jones Agency, Inc., doing business as Champion Insurance. During 2016, the Bank completed the acquisition of the Bowers Insurance Agency, Inc. ("Bowers"). The transaction involved both cash and stock. All activity has been merged into Farmers Insurance. Farmers Insurance is a subsidiary of Farmers Bank and does not account for a material portion of revenue and, therefore, will not be discussed individually, but as part of the Bank.

Farmers of Canfield Investment Company

Farmers Investments was formed during 2014, with the primary purpose of investing in municipal securities. Farmers Investments is a subsidiary of Farmers Bank and does not account for a material portion of revenue and, therefore, will not be discussed individually, but as part of the Bank.

Investor Relations

The Company maintains an Internet site at http://www.farmersbankgroup.com, which contains an Investor Relations section that provides access to the Company's filings with the Securities and Exchange Commission (the

"Commission"). Farmers makes available free of charge on or through its website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such documents filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after the Company has filed these documents with the Commission. In addition, the Company's filings with the Commission may be read and copied at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. These filings are also available on the Commission's web site at http://www.sec.gov free of charge as soon as reasonably practicable after the Company has filed the above referenced reports.

Human Capital

Our core values of Integrity, Respect, Diligence, Stewardship, Commitment, Relationships and Performance represent our belief that our long-term success is closely tied to having a dedicated and engaged workforce. We are committed to attracting, developing, and retaining associates who reflect the communities in which we serve. As of December 31, 2023, Farmers and its subsidiaries had 666 full-time equivalent employees. The market for top talent is highly competitive, and we recognize that workforce turnover is not only financially costly, but also is not aligned with our commitment to our team. Farmers is committed to supporting a high performing, collaborative culture that provides the foundation to attract and retain the best associates in banking. By investing in our team, we also invest in our financial future. We offer all of our associates a comprehensive benefits package that includes medical, dental and vision insurance, a flexible spending plan, prescription drug coverage, group life insurance, short-term and long-term disability insurance, a traditional 401(k) Plan, a Roth IRA plan, competitive paid time off/paid holidays, competitive incentives, an annual Profit Sharing Plan and an Employee Stock Purchase Plan.

We are committed to providing a safe and secure work environment in accordance with applicable labor, safety, health, anti-discrimination and other workplace laws. We strive for all of our associates to feel safe and empowered at work. To that end, we maintain a whistleblower hotline that allows associates and others to anonymously voice concerns. We prohibit retaliation against an individual who reported a concern or assisted with an inquiry or investigation.

Our Company has taken workplace safety very seriously throughout the COVID-19 pandemic ("COVID-19"). As the scope of the pandemic broadened, Farmers implemented specific protocols in our Disaster Recovery Plan designed to safeguard our employees and clients. We secured and distributed the necessary PPE to all locations, enacted all applicable government-mandated/CDC-recommended guidelines for safe social distancing (including the installation of Plexiglass barriers, floor spacing markers and hand-sanitizer stations), restricted lobby access as needed, promoted the use of drive-thru banking, internet banking and the use of ITM's, provided additional PTO time for front-line employees, enabled secure work-from-home access for back-office/support personnel, paid additional bonuses to associates making less than $50,000 annually, waived medical plan cost-sharing for tele-health and COVID-19 testing, provided increased facility cleaning and disinfecting frequency including the introduction of germ mitigation services and allowing for flexible scheduling options where appropriate.

Supervision and Regulation

Introduction

The Company and its subsidiaries are subject to extensive regulation by federal and state regulatory agencies. The regulation of financial holding companies and their subsidiaries is intended primarily for the protection of consumers, depositors, borrowers, the Deposit Insurance Fund (the "DIF") and the banking system as a whole and not for the protection of shareholders. This intensive regulatory environment, among other things, may restrict the Company's ability to diversify into certain areas of financial services, acquire depository institutions in certain markets or pay dividends on its common shares. It also may require the Company to provide financial support to its banking and other subsidiaries, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

Significant aspects of the laws and regulations that have, or could have a material impact on Farmers and its subsidiaries are described below. To the extent that the following discussion describes legislation, statutes, regulations or policies applicable to the Company or its subsidiaries, the discussion is qualified in its entirety by reference to the full text of the legislation, statutes, regulations and policies that are described herein, as they may be amended or revised by the U.S. Congress or state legislatures and federal or state regulatory agencies, as the case may be. Changes in these legislation, statutes, regulations and policies may have a material adverse effect on the Company and its business, financial condition or results of operations. Such legislation, statutes, regulations and policies are continually under review by the U.S. Congress and state legislatures as well as federal and state regulatory agencies and are subject to change at any time, particularly in the current economic and regulatory environment. Any such change in applicable legislation, statutes, regulations or regulatory policies could have a material adverse effect on the Company and its business, financial condition or results of operations.

Regulatory Agencies

Financial Holding Company. Farmers elected to be a financial holding company. A bank holding company may elect to become a financial holding company if each of its subsidiary banks is well capitalized under the prompt corrective action regulations of the Federal Deposit Insurance Corporation (the "FDIC"), is well managed, and has at least a satisfactory rating under the Community Reinvestment Act of 1977 (the "CRA"). Financial holding companies may engage in activities that are financial in nature, including affiliating with securities firms and insurance companies, which are not otherwise permissible for a bank holding company.

As a financial holding company, Farmers is subject to regulation under the BHCA and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Federal Reserve Board has extensive enforcement authority over financial and bank holding companies and may initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices. The Federal Reserve Board may assess civil money penalties, issue cease and desist or removal orders and may require that a bank holding company divest subsidiaries, including subsidiary banks. Farmers is also required to file reports and other information with the Federal Reserve Board regarding its business operations and those of its subsidiaries.

Subsidiary Bank. The Bank is subject to regulation and examination primarily by the Office of the Comptroller of the Currency (the "OCC") and secondarily by the FDIC. OCC regulations govern permissible activities, capital requirements, dividend limitations, investments, loans and other matters. The OCC has extensive enforcement authority over Farmers Bank and may impose sanctions on Farmers Bank and, under certain circumstances, may place Farmers Bank into receivership.

Farmers Bank is also subject to certain restrictions imposed by the Federal Reserve Act and Federal Reserve Board regulations regarding such matters as the maintenance of reserves against deposits, extensions of credit to Farmers or any of its subsidiaries, investments in the stock or other securities of Farmers or its subsidiaries and the taking of such stock or securities as collateral for loans to any borrower.

Non-Banking Subsidiaries. Farmers' non-banking subsidiaries are also subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. In particular, Farmers Insurance is subject to regulation by the Ohio Department of Insurance, which requires, amongst other things, the education and licensing of agencies and individual agents and imposes business conduct rules.

Securities and Exchange Commission and The NASDAQ Stock Market LLC. The Company is also under the regulation and supervision of the Commission and certain state securities commissions for matters relating to the offering and sale of its securities. The Company is subject to disclosure and regulatory requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, and the regulations promulgated thereunder. Farmers common shares are listed on the NASDAQ under the symbol "FMNB" and the Company is subject to the rules for NASDAQ listed companies.

Federal Home Loan Bank. Farmers Bank is a member of the Federal Home Loan Bank of Cincinnati (the "FHLB"), which provides credit to its members in the form of advances. As a member of the FHLB, the Bank must maintain an investment in the capital stock of the FHLB in a specified amount. Upon the origination or renewal of a loan or advance, the FHLB is required by law to obtain and maintain a security interest in certain types of collateral.

The FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLB. The standards take into account a member's performance under the CRA and its record of lending to first-time home buyers.

The Federal Deposit Insurance Corporation. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally-insured banks and savings associations and safeguards the safety and soundness of the financial institution industry. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC and subject to deposit insurance assessments to maintain the DIF.

The FDIC may terminate insurance coverage upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the institution's regulatory agency.

Financial Holding Company Regulation

As a financial holding company, Farmers' activities are subject to extensive regulation by the Federal Reserve Board under the BHCA. Generally, in addition to the BHCA limits of banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be closely related to banking, financial holding company activities may include securities underwriting and dealing, insurance agency and underwriting activities and merchant banking activities. Under Federal Reserve Board policy, a financial holding company is expected to serve as a source of financial and managerial strength to each subsidiary and to commit resources to support those subsidiaries. Under this policy, the Federal Reserve Board may require the company to contribute additional capital to an undercapitalized subsidiary and may disapprove of the payment of dividends to the holding company's shareholders if the Federal Reserve Board believes the payment of such dividends would be an unsafe or unsound practice. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") codified this policy as a statutory requirement.

The BHCA requires prior approval by the Federal Reserve Board for a bank holding company to directly or indirectly acquire more than a 5.0% voting interest in any bank or its parent holding company. Factors taken into consideration in making such a determination include the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis and the acquiring institution's record of addressing the credit needs of the communities it serves.

The BHCA also governs interstate banking and restricts Farmers' nonbanking activities to those determined by the Federal Reserve Board to be financial in nature, or incidental or complementary to such financial activity, without regard to territorial restrictions. Transactions among the Bank and its affiliates are also subject to certain limitations and restrictions of the Federal Reserve Board, as described more fully under the caption "Dividends and Transactions with Affiliates" in this Item 1.

The Gramm-Leach-Bliley Act of 1999 permits a qualifying bank holding company to elect to become a financial holding company and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature and not otherwise permissible for a bank holding company. Farmers elected to become a financial holding company during 2016.

Regulation of Nationally Chartered Banks

As a national banking association, Farmers Bank is subject to regulation under the National Banking Act and is periodically examined by the OCC. OCC regulations govern permissible activities, capital requirements, dividend limitations, investments, loans and other matters. Furthermore, Farmers Bank is subject, as a member bank, to certain rules and regulations of the Federal Reserve Board, many of which restrict activities and prescribe documentation to protect consumers. Under the Bank Merger Act, the prior approval of the OCC is required for a national bank to merge with, or purchase the assets or assume the deposits of, another bank. In reviewing applications to approve merger and other acquisition transactions, the OCC and other bank regulatory authorities may include among their considerations the competitive effect and public benefits of the transactions, the capital position of the combined organization, the applicant's performance under the CRA and fair housing laws, and the effectiveness of the entities in restricting money laundering activities. In addition, the establishment of branches by Farmers Bank is subject to the prior approval of the OCC. The OCC has the authority to impose sanctions on the Bank and, under certain circumstances, may place Farmers Bank into receivership.

The Bank is also an insured institution as a member of the DIF. As a result, it is subject to regulation and deposit insurance assessments by the FDIC.

Dividends and Transactions with Affiliates

The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. The Company's principal source of funds to pay dividends on its common shares and service its debt is dividends from Farmers Bank and its other subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that Farmers Bank may pay to Farmers without regulatory approval. Farmers Bank generally may not, without prior regulatory approval, pay a dividend in an amount greater than its undivided profits after deducting statutory bad debt in excess of the Bank's allowance for loan losses. In addition, prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared in a calendar year would exceed the total of Farmers Bank's net income for the year combined with its retained net income for the two preceding years.

In addition, Farmers and Farmers Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The federal banking agencies are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The federal banking agencies have stated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the Federal Reserve Board has indicated that financial holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels, unless both asset quality and capital are very strong. Thus, the ability of Farmers to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

The Bank is subject to restrictions under federal law that limit the transfer of funds or other items of value to the Company and its nonbanking subsidiaries and affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases or other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. These regulations limit the types and amounts of transactions (including loans due and extensions of credit) that may take place and generally require those transactions to be on an arm's-length basis. In general, these regulations require that any "covered transaction" by Farmers Bank with an affiliate must be secured by designated amounts of specified collateral and must be limited, as to any one of Farmers or its non-bank subsidiaries, to 10% of Farmers Bank's capital stock and surplus, and, as to Farmers and all such non-bank subsidiaries in the aggregate, to 20% of Farmers Bank's capital stock and surplus. The Dodd-Frank Act significantly expanded the coverage and scope of the limitations on affiliate transactions within a banking organization including, for example, the requirement that the 10% capital limit on covered transactions apply to financial subsidiaries. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, certain derivative transactions that create a credit exposure to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

Capital loans from the Company to the Bank are subordinate in right of payment to deposits and certain other indebtedness of the Bank. In the event of Farmers' bankruptcy, any commitment by Farmers to a federal bank regulatory agency to maintain the capital of Farmers Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act of 1950, as amended, provides that, in the event of the "liquidation or other resolution" of an insured depository institution such as the Bank, the insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including the Company, with respect to any extensions of credit they have made to such insured depository institution.

Capital Adequacy

Both Farmers and Farmers Bank are subject to risk-based capital requirements imposed by their respective primary federal banking regulator. The Federal Reserve Bank monitors the capital adequacy of Farmers and the FDIC monitors the capital adequacy of Farmers Bank.

In July 2013, the Federal banking regulators approved a final rule to implement the revised capital adequacy standards of the Basel Committee on Banking Supervision ("Basel III"), and to address relevant provisions of the Dodd-Frank Act. The final rule strengthens the definition of regulatory capital, increases risk-based capital requirements, makes selected changes to the calculation of risk-weighted assets and adjusts the prompt corrective action thresholds. The Company and the Bank became subject to Basel III on January 1, 2015.

Under Basel III, common equity tier 1 capital consists of common stock and paid-in capital (net of treasury stock) and retained earnings. Common equity tier 1 capital is reduced by goodwill, certain intangible assets, net of associated deferred tax liabilities, deferred tax assets that arise from tax credit and net operating loss carryforwards, net of any valuation allowance, and certain other items as specified by Basel III.

Tier 1 capital includes common equity tier 1 capital and certain additional tier 1 items as provided under Basel III. Tier 2 capital, which can be included in the total capital ratio, generally consists of other preferred stock and subordinated debt meeting certain conditions plus limited amounts of the allowance for loan and lease losses, subject to specified eligibility criteria, less applicable deductions.

Basel III allows for insured depository institutions to make a one-time election not to include most elements of accumulated other comprehensive income in regulatory capital and instead effectively use the existing treatment under the general risk-based capital rules. The Company and the Bank made this opt-out election in the first quarter of 2015 to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of our investment securities portfolio.

Basel III also changed the risk-weights of assets in an effort to better reflect credit risk and other risk exposures.

Basel III limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity tier 1 capital, tier 1 capital and total capital to risk-weighted assets in addition to the amount necessary to meet minimum risk-based capital requirements. Basel III requires the Bank to maintain: (i) a minimum ratio of Common Equity Tier 1 ("CET1") to risk-weighted assets of 4.5%, plus a 2.5% capital conservation buffer (the "CCB") (effectively resulting in a minimum ratio of CET1 to risk-weighted assets of 7.0%); (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the CCB (effectively resulting in a minimum Tier 1 capital ratio of 8.5%); (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the CCB (effectively resulting in a minimum total capital ratio of 10.5%); and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III provides for a number of deductions from and adjustments to CET1, including the deduction of mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities if any one such category exceeds 10.0% of CET1 or if all such categories in the aggregate exceed 15.0% of CET1.

In addition to Basel III, the Dodd-Frank Act requires or permits federal banking agencies to adopt regulations affecting capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to the Company may differ substantially from Basel III. Requirements of higher capital levels or higher levels of liquid assets could adversely impact the Company's net income and return on equity.

In December 2018, the federal banking agencies issued a final rule to address regulatory treatment of credit loss allowances under the Current Expected Credit Losses ("CECL"). The rule revised the federal banking agencies' regulatory capital rules to identify which credit loss allowances under the CECL model are eligible for inclusion in regulatory capital and to provide banking organizations the option to phase in over three years the day-one adverse effects on regulatory capital that may result from the adoption of the CECL model. Due to COVID-19, federal banking agencies issued an interim final rule that delayed the estimated impact on regulatory capital resulting from the adoption of CECL. The interim final rule provided banking organizations that implemented CECL prior to the end of 2020 the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of capital benefit provided during the initial two-year delay. On August 26, 2020, the federal banking agencies issued a final rule that made certain technical changes to the interim final rule, including expanding the pool of eligible institutions. The changes in the final rule applied only to those banking organizations that elected the CECL transition relief provided for under the rule. The Company did not elect this transition relief.

Economic Growth, Regulatory Relief and Consumer Protection Act

On May 25, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Regulatory Relief Act") was enacted, which repealed or modified certain provisions of the Dodd-Frank Act and eased restrictions on all but the largest banks (those with consolidated assets in excess of $250 billion). Bank holding companies with consolidated assets of less than $100 billion, including Farmers, are no longer subject to enhanced prudential standards. The Regulatory Relief Act also relieves bank holding companies and banks with consolidated assets of less than $100 billion, including Farmers, from certain record-keeping, reporting and disclosure requirements.

Volcker Rule

In December 2013, five federal agencies adopted a final regulation implementing the Volcker Rule provision of the Dodd-Frank Act (the "Volcker Rule"). The Volcker Rule places limits on the trading activity of insured depository institutions and entities affiliated with a depository institution, subject to certain exceptions. The trading activity includes a purchase or sale as principal of a security, derivative, commodity future or option on any such instrument in order to benefit from short-term price movements or to realize short-term profits. The Volcker Rule exempts specified U.S. Government, agency and/or municipal obligations, and it exempts trading conducted in certain capacities, including as a broker or other agent, through a deferred compensation or pension plan, as a fiduciary on behalf of customers, to satisfy a debt previously contracted, repurchase and securities lending agreements and risk-mitigating hedging activities.

The Volcker Rule also prohibits a banking entity from having an ownership interest in, or certain relationships with, a hedge fund or private equity fund, with a number of exceptions.

In July 2019, the federal bank regulatory agencies that adopted the Volcker Rule adopted a final rule to exempt certain community banks, including Farmers, from such rule consistent with the Regulatory Relief Act. Under the final rule, community banks with $10 billion or less in total consolidated assets and total trading assets and liabilities of 5.0% or less of total consolidated assets were excluded from the restrictions of the Volcker Rule. On June 25, 2020, the federal bank regulatory agencies also finalized a rule modifying the Volcker Rule's prohibition on banking entities investing in or sponsoring covered funds. Such rule permits certain banking entities to offer financial services and engage in other activities that do not raise concerns that the Volcker Rule was originally intended to address.

The Bank does not engage in any of the trading activities or own any of the types of funds prohibited by the Volcker Rule.

Prompt Corrective Action

The federal banking agencies have established a system of prompt corrective action to resolve certain problems of undercapitalized institutions. This system is based on five capital level categories for insured depository institutions: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

The federal banking agencies may (or in some cases must) take certain supervisory actions depending upon a bank's capital level. For example, the banking agencies must appoint a receiver or conservator for a bank within 90 days after it becomes "critically undercapitalized" unless the bank's primary regulator determines, with the concurrence of the FDIC, that other action would better achieve regulatory purposes. Banking operations otherwise may be significantly affected depending on a bank's capital category. For example, a bank that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized depository institution must guarantee, in part, specific aspects of the bank's capital plan for the plan to be acceptable.

Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock owned by any assessed shareholder failing to pay the assessment. As the sole shareholder of Farmers Bank, the Company is subject to such provisions.

Deposit Insurance

Substantially all of the deposits of the Bank are insured up to applicable limits by the DIF of the FDIC, and Farmers Bank is assessed deposit insurance premiums to maintain the DIF. The general insurance limit is $250,000 per separately insured depositor. This insurance is backed by the full faith and credit of the U.S. Government. Insurance premiums for each insured institution are determined based upon the institution's capital level and supervisory rating provided to the FDIC by the institution's primary federal regulator and other information deemed by the FDIC to be relevant to the risk posed to the DIF by the institution. The assessment rate is then applied to the amount of the institution's deposits to determine the institution's insurance premium.

The FDIC assesses quarterly deposit insurance premiums on each insured institution based on risk characteristics of the institution and may also impose special assessments in emergency situations. The premiums fund the DIF. Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio ("DRR"), which is the amount in the DIF as a percentage of all DIF insured deposits. In 2016, the FDIC adopted final rules designed to meet the statutory minimum DRR of 1.35%. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets of less than $10 billion of the increase in the statutory minimum DRR to 1.35% from the former statutory minimum of 1.15%. Although the FDIC's new rules reduced assessment rates on all banks, they imposed a surcharge on banks with assets of $10 billion or more to be paid until the DRR reaches 1.35%. The rules also provide assessment credits to banks with assets of less than $1 billion for the portion of their assessments that contribute to the increase of the DRR to 1.35%. The rules further changed the method of determining risk-based assessment rates for established banks with less than $10 billion in assets to better ensure that banks taking on greater risks pay more for deposit insurance than banks that take on less risk. The DRR reached 1.40% on June 30, 2019, but as of June 30, 2020, the DRR fell below the statutory minimum to 1.30%. This resulted in the FDIC adopting a restoration plan that requires the restoration of the DRR to 1.35% by September 30, 2028. The restoration plan maintained the scheduled assessment rates for all insured institutions.

As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, federally-insured institutions. It also may prohibit any federally-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the DIF. The FDIC also has the authority to take enforcement actions against insured institutions. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or written agreement entered into with the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Fiscal and Monetary Policies

The Company's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. The Company is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States in order to influence general economic conditions, primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions' deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, as well as interest rates charged on loans and paid on deposits.

The monetary policies of the Federal Reserve Board have had a significant effect on operations and results of financial institutions in the past and are expected to have significant effects in the future. In view of the changing conditions in the economy, the money markets and activities of monetary and fiscal authorities, Farmers can make no predictions as to future changes in interest rates, credit availability or deposit levels.

Community Reinvestment Act

The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. In order for a bank holding company to commence any new activity permitted by the BHCA, or to acquire any company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the bank holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering approval of a proposed transaction. Farmers received a rating of "satisfactory" in its most recent CRA examination.

Customer Privacy

Farmers Bank is subject to regulations limiting the ability of financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow customers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted and conveyed to outside vendors.

Anti-Money Laundering and the USA Patriot Act

The Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act") and its related regulations require insured depository institutions, broker-dealers and certain other financial institutions to have policies, procedures and controls to detect, prevent, and report money laundering and terrorist financing. The USA Patriot Act and its regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution. In addition, federal banking agencies are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering policies, procedures and controls of the applicants.

Corporate Governance

The Sarbanes-Oxley Act of 2002 effected broad reforms to areas of corporate governance and financial reporting for public companies under the jurisdiction of the Commission. The Company's corporate governance policies include an Audit Committee Charter, a Compensation Committee Charter, Corporate Governance and Nominating Committee Charter and Code of Business Conduct and Ethics. The Board of Directors reviews the Company's corporate governance practices on a continuing basis. These and other corporate governance policies have been provided previously to shareholders and are available, along with other information on Farmers' corporate governance practices, on the Company's website at www.farmersbankgroup.com.

As directed by Section 302(a) of the Sarbanes-Oxley Act, the Company's chief executive officer and chief financial officer are each required to certify that the Company's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the Company's internal controls, they have made certain disclosures about the Company's internal controls to its auditors and the audit committee of the Board of Directors and they have included information in the Company's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Executive and Incentive Compensation

In June 2010, the Federal Reserve Board, OCC and FDIC issued joint interagency guidance on incentive compensation policies (the "Joint Guidance") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This principles-based guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should: (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

Pursuant to the Joint Guidance, the Federal Reserve Board will review as part of a regular, risk-focused examination process, the incentive compensation arrangements of financial institutions such as Farmers. Such reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination and deficiencies will be incorporated into the institution's supervisory ratings, which can affect the institution's ability to make acquisitions and take other actions. Enforcement actions may be taken against an institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness, and prompt and effective measures are not being taken to correct the deficiencies.

The Dodd-Frank Act also provides shareholders the opportunity to cast a non-binding vote on executive compensation practices, imposes new executive compensation disclosure requirements, and contains additional considerations of the independence of compensation advisors.

A new compliant clawback policy was approved by the Board of Directors on September 26, 2023. See Exhibit 97.1 for the policy relating to recovery of erroneously awarded compensation.

The Coronavirus Aid, Relief, and Economic Security Act of 2020

In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended (the "CARES Act"), was signed into law on March 27, 2020, to provide national emergency economic relief measures. Many of the CARES Act's programs are dependent upon the direct involvement of U.S. financial institutions, such as the Company and Farmers Bank, and have been implemented through rules and guidance adopted by federal departments and agencies, including the U.S. Department of Treasury, the Federal Reserve Board and other federal banking agencies, including those with direct supervisory jurisdiction over the Company and Farmers Bank. Furthermore, as COVID-19 evolves, federal regulatory authorities continue to issue additional guidance with respect to the implementation, lifecycle, and eligibility requirements for the various CARES Act programs as well as industry-specific recovery procedures for COVID-19. In addition, it is possible that Congress will enact supplementary COVID-19 response legislation, including amendments to the CARES Act.

The CARES Act amended the loan program of the Small Business Administration (the "SBA"), in which Farmers participates, to create a guaranteed, unsecured loan program, the Paycheck Protection Program (the "PPP"), to fund operational costs of eligible businesses, organizations and self-employed persons during COVID-19. In June 2020, the Paycheck Protection Program Flexibility Act was enacted, which, among other things, gave borrowers additional time and flexibility to use PPP loan proceeds. After previously being extended by Congress, the application deadline for PPP loans expired on May 31, 2021. No collateral or personal guarantees were required for PPP loans. In addition, neither the government nor lenders have been permitted to charge the recipients of PPP loans any fees. As a participating lender in the PPP, Farmers continues to monitor legislative, regulatory, and supervisory developments related thereto.

Cybersecurity

Federal banking regulators issued two related statements regarding cybersecurity in 2015. One statement indicates that financial institutions should design multiple layers of security controls to establish several lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The second statement indicates that management of financial institutions are expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the financial institution's operations after a cybersecurity attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the financial institution or its critical service providers fall victim to this type of cybersecurity attack. If the Bank fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

In February 2018, the SEC published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations.

In November 2021, the federal bank regulatory agencies issued a final rules, that became effective in May 2022, requiring banking organizations that experience a computer-security incident to notify certain entities. A computer-security incident occurs when actual or potential harm to the confidentiality, integrity or availability of information or the information system occurs, or there is a violation or imminent threat of a violation to banking security policies and procedures. The affected bank must notify its respective federal regulator of the computer-security incident as soon as possible and no later than 36 hours after the bank determine a computer-security incident that rises to the level of a notification incident has occurred. These notifications are intended to promote early awareness of threats to banking organizations and will help banks react to those threats before they manifest into larger incidents. This rule also requires bank service providers to notify their bank organization customers of a computer-security incident that has occurred, or is reasonably likely to cause, a material service disruption or degradation for four or more hours.

The Cyber Incident Reporting for Critical Infrastructure Act, enacted in March 2022, requires certain covered entities to report a covered incident to the U.S. Department of Homeland Security's Cybersecurity & Infrastructure Security Agency ("CISA") within 72 hours after a covered entity reasonably believes an incident has occurred. Separate reporting to CISA will also be required within 24 hours if a ransom payment is made as a result of a ransomware attack.

The SEC adopted a new rule on Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies in 2023, which applies to all public companies subject to the reporting requirements of the Securities Exchange Act of 1934 and requires disclosure of material cybersecurity incidents in Current Reports on Form 8-K and periodic disclosure of cybersecurity risk management, strategy, and governance in annual reports in Annual Reports on Form 10-K.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations and many states have recently implemented or modified their data breach notification and data privacy requirements. The Company expects this trend of state-level cybersecurity regulatory activity to continue, and continues to monitor these developments.

In the ordinary course of its business, the Bank relies on electronic communications and information systems to conduct its operations and to store sensitive data, and employs a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding these defensive measures, the threat from cybersecurity attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While the Bank has not, to date, detected a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, the Bank's systems and those of its customers and third-party service providers are under constant threat and it is possible that we could experience a future significant event. The Bank expects risks and exposures related to cybersecurity attacks to remain high for the foreseeable future. For further discussion of risks related to cybersecurity, see "Item 1A Risk Factors." See also the Company's disclosures regarding risk management, strategy, governance and incident disclosure under Item 1C."

Future Legislation and Regulation

Various and significant legislation affecting financial institutions and the financial industry is from time to time introduced in the U.S. Congress and state legislatures, as well as by regulatory agencies, and such legislation may further change banking statutes and the operating environment of the Company in substantial and unpredictable ways. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. With the enactment and the continuing implementation of the Dodd-Frank Act and regulations thereunder, the nature and extent of future legislative and regulatory changes affecting financial institutions remains very unpredictable.

A change in legislation affecting financial institutions and the financial industry could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of the Company or any of its subsidiaries. Farmers cannot predict the scope and timing of any such future legislation and, if enacted, the effect that it could have on its business, financial condition or results of operations.

Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change at any time, particularly in the current economic and regulatory environment. Any such change in statutes, regulations or regulatory policies applicable to the Company could have a material effect on the business of the Company.

Information About Our Executive Officers

The names, ages and positions of Farmers' executive officers as of March 1, 2024:

Name	Age	Title
Troy Adair	57	Executive Vice President, Secretary and Treasurer of Farmers and Senior Executive Vice President and Chief Financial Officer of Farmers Bank
Kevin J. Helmick	52	President and Chief Executive Officer of Farmers and Farmers Bank
Brian E. Jackson	54	Executive Vice President and Chief Information Officer of Farmers Bank
Michael E. Matuszak	56	Senior Executive Vice President and Chief Operating Officer of Farmers Bank
Mark A. Nicastro	53	Executive Vice President and Chief Human Resources Officer of Farmers Bank
Michael Oberhaus	47	Executive Vice President and Chief Risk Officer of Farmers Bank
Joseph W. Sabat	63	Senior Vice President and Chief Accounting Officer of Farmers Bank
Timothy F. Shaffer	62	Senior Executive Vice President and Chief Credit Officer of Farmers Bank
Amber Wallace Soukenik	58	Senior Executive Vice President and Chief Retail/Marketing Officer of Farmers Bank
Mark J. Wenick	64	Senior Executive Vice President and Chief Wealth Management Officer of Farmers Bank

Officers are generally elected annually by the Board of Directors. The term of office for all the above executive officers is for the period ending with the next annual meeting.

Principal Occupation and Business Experience of Executive Officers

Mr. Adair has served as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Farmers and Senior Executive Vice President and Chief Financial Officer of Farmers Bank since August 2021 when he replaced Carl Culp, the former Chief Financial Officer, who retired. Mr. Adair joined Farmers in June of 2021 as Executive Vice President of Finance. Prior to that time, Mr. Adair was the treasurer of Home Savings Bank/Premier Bank from February 2016 through June of 2021 and Director of Risk Management from February of 2002 to February of 2016. Mr. Adair has 36 years of experience in finance and accounting in the banking industry.

Mr. Helmick is the President and Chief Executive Officer of Farmers and Farmers Bank, a position he has held since November 2013. Prior to becoming President, Mr. Helmick was Secretary of Farmers and Executive Vice President – Wealth Management and Retail Services of Farmers Bank since January 2012. Mr. Helmick has been with the Company for 29 years and has a retail and investment background, including an MBA and CFP designation. From 1997 through 2008, Mr. Helmick served as the Vice President and Program Manager for Farmers Investments. In 2008, Mr. Helmick was promoted to Senior Vice President of Wealth Management and Retail Services where he was responsible for the management and oversight of the retail investment area of Farmers Bank, Farmers Insurance, and all branch sales and operational functions.

Mr. Jackson is the Executive Vice President and Chief Information Officer of Farmers Bank, a position he has held since May 2009. Prior to coming to the Company, Mr. Jackson was Assistant Vice President and Information Technology Manager with Home Savings Bank since 1993. He has over 30 years of experience in the IT field. Mr. Jackson was appointed as an executive officer in 2012.

Mr. Nicastro is the Executive Vice President and Chief Human Resources Officer of Farmers Bank. Mr. Nicastro was appointed to that position in 2017 and previously served as Director of Human Resources since joining Farmers in July 2009. Prior to that, Mr. Nicastro served as Staffing and Compliance Manager for Huntington National Bank (2007-2008) and Regional Human Resources Manager for Sky Bank from 2004 until 2007. Mr. Nicastro has an MBA, and has more than 25 years of experience in Human Resource Management from both large multi-national banks and regional community banks. He was appointed as an executive officer in 2012.

Mr. Matuszak is the Senior Executive Vice President, Chief Operating Officer of Farmers Bank, a position he has held since December of 2022. Most recently, Mr. Matuszak served as the Vice President, Cloud Services with Wellmark Blue Cross Blue Shield for 6 years, becoming Vice President, Cloud Services and CISO n 2019. Mr. Matuszak has more than 25 years of experience in operations, facilities, cybersecurity and software development throughout the financial services, insurance and healthcare industries. He also holds certifications in Six Sigma and ITIL and a master's degree in technical communications.

Mr. Oberhaus is currently the Executive Vice President and Chief Risk Officer of Farmers Bank. Mr. Oberhaus joined Farmers National Bank as part of the merger with First National Bank of Orrville in June of 2015 as the company's Enterprise Risk Manager. Prior to the merger Mr. Oberhaus served as the SVP and Chief Risk Officer of First National Bank of Orrville and brings more than 25 years of experience in banking.

Mr. Sabat is the Senior Vice President and Chief Accounting Officer of Farmers Bank. Mr. Sabat was appointed to that position in June 2021 and previously served as Controller of Farmers Bank since April 2006. Prior to coming to the Company, Mr. Sabat was with a regional public accounting firm. Mr. Sabat has 28 years of experience in the accounting, finance and auditing fields. He is a certified public accountant and was appointed as an executive officer in 2012.

Mr. Shaffer serves as Senior Executive Vice President and Chief Credit Officer and has held that title since February of 2021. Previously, Mr. Shaffer served as Regional President and held that title from July of 2015 through 2020. Mr. Shaffer also served as the Director of Commercial Banking & Private Client Services. In October of 2011, Mr. Shaffer joined Farmers Bank as the Commercial Lending Manager, overseeing commercial lending, small business lending and treasury management. Mr. Shaffer has over 34 years of Banking and Lending experience in the Mahoning Valley market. Mr. Shaffer was appointed as an executive officer in 2014.

Ms. Wallace Soukenik has served as Senior Executive Vice President and Chief Retail/Marketing Officer for Farmers Bank since November 2013. In August 2008, Ms. Wallace Soukenik joined Farmers Bank as Senior Vice President and Director of Marketing. She has 33 years of experience in the marketing field. Prior to joining the Company, Ms. Wallace Soukenik served as the Assistant Vice President of Marketing and Physician Relations at Trumbull Memorial Hospital. She was appointed as an executive officer in 2012.

Mr. Wenick is Senior Executive Vice President and Chief Wealth Management Officer of Farmers Bank. Prior to coming to Farmers National Bank in 2017, Mr. Wenick was regional president of Chemical Bank for 3 years. Prior to that, Mr. Wenick spent 5 years in local bank investment and trust positions. He brings more than 40 years of financial expertise in the area of wealth management.

Item 1A. Risk Factors.

The following are certain risk factors that could materially and negatively affect our business, results of operations, cash flows or financial condition. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results or financial condition to differ materially from those projected in forward-looking statements. The risks that are discussed below are not the only ones we face. If any of the following risks occur, our business, financial condition or results of operations could be negatively affected. Additional risks that are not presently known or that we presently deem to be immaterial could also have a material, adverse impact on our business, financial condition or results of operations.

Risks Relating to General Economic and Market Conditions

Changes in economic, political, and market conditions may adversely affect our industry and our business.

Our success depends in part on national and local economic, political, and market conditions as well as governmental monetary and other financial policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply, governmental fiscal policies and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. Because we have a significant amount of real estate loans, additional decreases in real estate values could adversely affect the value of property used as collateral and our ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings. If during a period of reduced real estate values we are required to liquidate the collateral securing loans to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition. The majority of our loans are to individuals and businesses in Northeast Ohio. Consequently, further significant declines in the economy in the area could have a material adverse effect on our business, financial condition or results of operations. It is uncertain when credit trends in our market will reverse, and, therefore, future earnings are susceptible to further declining credit conditions in the market in which we operate. The continued impact on economic conditions caused by the currently inflationary environment and increases in market interest rates could have an adverse effect on our asset quality, deposit levels and loan demand, and, therefore, our financial condition and results of operations.

Instability in geopolitical matters, as well as volatility in financial markets, may have a material adverse effect on our industry and our business.

The macroeconomic environment in the U.S. is susceptible to global events and volatility in financial markets. The unrest in Israel and the Middle East could escalate and cause financial market volatility. In addition, the ongoing invasion of Ukraine by Russian military forces that began in early 2022 resulted in significant market and other disruptions, including volatility of commodity prices and supply of energy, food, and other commodities. Trade negotiations between the U.S. and other nations remain uncertain as the extent and duration of this military conflict and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time.

The economic impact of a pandemic could adversely affect our business, financial condition and results of operations.

Our business is dependent upon the willingness and ability of our customers to conduct banking and other financial transactions. The spread of a highly infectious or contagious disease, such as COVID-19, may negatively impact global, national and local economies, which in turn may disrupt the businesses, activities, and operations of our customers, as well as our business and operations.

Adverse changes in the ability or willingness of our customers to meet their repayment obligations to the Company could adversely impact our liquidity, financial condition and results of operations.

Our business consists mainly of making loans to salaried people or other wage earners who generally depend on their earnings to meet their repayment obligations, and our ability to collect on loans depends on the willingness and repayment ability of our customers. Adverse changes in the ability or willingness of a significant portion of our customers to repay their obligations to the Company, whether due to changes in general economic, political or social conditions including the results of national, state or local elections, the cost of consumer goods, interest rates, natural disasters, acts of war or terrorism, prolonged public health crisis or a pandemic, such as COVID-19, or other causes, or events affecting our customers such as unemployment, major medical expenses, bankruptcy, divorce or death, could have a material effect on our liquidity, financial condition and results of operations.

We maintain an allowance for credit losses in our financial statements. Under CECL the credit loss estimation process involves procedures that consider the unique characteristics of the Company's loan portfolio segments, based on estimates and assumptions at that date. However, the amount of actual future credit losses we may incur is susceptible to changes in economic, operating and other conditions within our various local markets, which may be beyond our control, and such losses may exceed current estimates. Although Management believes that the Company's allowance for credit losses is adequate to absorb losses on any existing loans that may become uncollectible, we cannot estimate loan losses with certainty, and we cannot provide any assurances that our allowance for loan losses will prove sufficient to cover actual credit losses in the future. Credit losses in excess of our reserves may adversely affect our financial condition and results of operations.

In any event, any reduced liquidity could negatively impact our ability to be able to fund loans, or to pay the principal and interest on any of our outstanding debt securities at any time, including when due.

Changes in Interest rates could adversely affect our income and financial condition.

Our earnings and cash flow are dependent upon our net interest income. Net interest income is the difference between the interest income generated by our interest-earning assets (consisting primarily of loans and, to a lesser extent, securities) and the interest expense generated by our interest-bearing liabilities (consisting primarily of deposits and wholesale borrowings). Our level of net interest income is primarily a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities, which, in turn, are impacted by external factors, such as the local economy, competition for loans and deposits, the monetary policy of the Federal Reserve Board and market interest rates.

Interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. See additional interest rate risk discussion under the Market Risk section found in Item 7A of this Annual Report on Form 10-K.

Inflation may adversely impact our business and our customers.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Treasury Department, FDIC and Federal Reserve Board have announced a program to provide up to $25.0 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Treasury Department, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

Defaults by another larger financial institution could adversely affect financial markets generally.

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we and our subsidiaries interact on a daily basis, and therefore could adversely affect our business, financial condition or results of operations.

Our financial condition, results of operation, and stock price may be negatively impacted by unrelated bank failures and negative depositor confidence in depository institutions.

The bank failures of Silicon Valley Bank in California, Signature Bank in New York, and First Republic Bank in California, and the decision of Silvergate Bank in California to voluntarily liquidate its assets and wind down operations, each of which occurred during the first and second quarters of 2023, caused uncertainty in the investor community and negative confidence among bank customers generally.

While we do not believe that the circumstances of these banks' failures and liquidations are indicators of broader issues with the banking system, the failures may reduce customer confidence, affect sources of funding and liquidity, increase regulatory requirements and costs, adversely affect financial markets and/or have a negative reputational ramification for the financial services industry, including us. These bank failures led to volatility and declines in the market for bank stocks and questions about depositor confidence in depository institutions, which in turn led to a greater focus by institutions, investors, and regulators on the on-balance sheet liquidity of and funding sources for financial institutions and the composition of its deposits. Notwithstanding, our efforts to promote deposit insurance coverage with our customers and otherwise effectively manage our liquidity, deposit portfolio retention, and other related matters, our financial condition, results of operation, and stock price may be adversely affected by future negative events within the banking sector and adverse customer or investor responses to such events.

A transition away from the London Interbank Offered Rate ("LIBOR") as a reference rate for financial instruments could negatively affect our income and expenses and the value of various financial instruments.

LIBOR is used extensively in the United States and globally as a benchmark for various commercial and financial contracts, including adjustable rate mortgages, corporate debt, interest rate swaps and other derivatives. LIBOR is set based on interest rate information reported by certain banks, which may stop reporting such information after 2021. On July 27, 2017, the United Kingdom's Financial Conduct Authority ("FCA") announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. On November 30, 2020, to facilitate an orderly LIBOR transition, the OCC, the FDIC, and the Federal Reserve Board jointly announced that entering into new contracts using LIBOR as a reference rate after December 31, 2021, would create a safety and soundness risk. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of 1-week and 2-month LIBOR, and immediately after June 30, 2023, in the case of the remaining LIBOR settings. In the United States, efforts to identify a set of alternative U.S. dollar reference interest rates are ongoing, and the Alternative Reference Rate Committee ("ARRC") has recommended the use of a Secured Overnight Funding Rate ("SOFR"). SOFR is different from LIBOR in that it is a backward looking secured rate rather than a forward-looking unsecured rate.

These differences could lead to a greater disconnect between our costs to raise funds for SOFR as compared to LIBOR. For cash products and loans, ARRC has also recommended Term SOFR, which is a forward looking SOFR based on SOFR futures and may in part reduce differences between SOFR and LIBOR. There are operational issues, which may create a delay in the transition to SOFR or other substitute indices, leading to uncertainty across the industry. These consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked securities, loans, derivatives over loans and other financial obligations or extensions of credit.

We have limited exposure to LIBOR, with total exposure as of December 31, 2023 of approximately $1.5 million. We do not believe the change to a benchmark like SOFR will have a material impact on our financial condition, results of operations or cash flows.

Risks Related to Our Business

We extend credit to a variety of customers based on internally set standards and judgment. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of credit already extended. Our credit standards and on-going process of credit assessment might not protect us from significant credit losses.

We take credit risk by virtue of making loans, extending loan commitments and letters of credit and, to a lesser degree, purchasing non-governmental securities. Our exposure to credit risk is managed through the use of consistent underwriting standards that emphasize "in-market" lending, while avoiding highly leveraged transactions as well as excessive industry and other concentrations. Our credit administration function employs risk management techniques to ensure that loans adhere to corporate policy and problem loans are promptly identified. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

We have significant exposure to risks associated with commercial real estate and residential real estate in our primary markets.

As of December 31, 2023, a majority of our loan portfolio consisted of commercial real estate and residential real estate loans, including real estate development, construction and residential and commercial mortgage loans.

Consequently, real estate-related credit risks are a significant concern for us. The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by national economic developments that are not controllable or entirely foreseeable by us or our borrowers.

Our business depends significantly on general economic conditions in northeastern Ohio and western Pennsylvania. Accordingly, the ability of our borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in the regions we serve or by changes in the local real estate markets. A significant decline in general economic conditions caused by inflation, recession, unemployment, acts of terrorism or other factors beyond our control could have an adverse effect on our business, financial condition or results of operations.

Our indirect lending exposes us to increased credit risks.

A portion of our current lending involves the purchase of consumer automobile installment sales contracts from automobile dealers located in Northeastern Ohio. These loans are for the purchase of new or late model used cars. We serve customers over a broad range of creditworthiness, and the required terms and rates are reflective of those risk profiles. While these loans have higher yields than many of our other loans, such loans involve significant risks in addition to normal credit risk. Potential risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through dealers, the absence of assured continued employment of the borrower, the varying general creditworthiness of the borrower, changes in the local economy and difficulty in monitoring collateral. While indirect automobile loans are secured, such loans are secured by depreciating assets and characterized by loan to value ratios that could result in us not recovering the full value of an outstanding loan upon default by the borrower. Delinquencies, charge-offs and repossessions of vehicles in this portfolio are always concerns. If general economic conditions worsen, we may experience higher levels of delinquencies, repossessions and charge-offs.

Commercial and industrial loans may expose us to greater financial and credit risk than other loans.

As of December 31, 2023, approximately 12.7% of our loan portfolio consisted of commercial and industrial loans. Commercial and industrial loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. Any significant failure to pay on time by our customers would hurt our earnings and cause a significant increase in non-performing loans. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our business, financial condition or results of operations.

Our allowance for credit losses may not be adequate to cover the expected, lifetime losses in our loan portfolio.

We maintain an allowance for credit losses that we believe is a reasonable estimate of the expected losses within the CECL model, based on management's quarterly analysis of our loan portfolio. The determination of the allowance for credit losses requires management to make various assumptions and judgments about the collectability of our loans, including the creditworthiness of our borrowers and the value of real estate and other assets serving as collateral for the repayment of loans. Additional information regarding our allowance for credit losses methodology and the sensitivity of the estimates can be found in the discussion of "CRITICAL ACCOUNTING POLICIES" included in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of this Annual Report on Form 10-K.

Our estimates of future credit losses is susceptible to changes in economic, operating and other conditions, including changes in regulations and interest rates, which may be beyond our control, and the losses may exceed current estimates. We cannot be assured of the amount of timing of losses, nor whether the allowance for credit losses will be adequate in the future.

If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover the expected losses from our loan portfolio, resulting in the need for additions to the allowance for credit losses which could have a material adverse impact on our financial condition and results of operations. In addition, bank regulators periodically review our allowance for credit losses as part of their examination process and may require management to increase the allowance or recognize further loan charge-offs based on judgments different than those of management.

The accounting guidance under the CECL model requires banks to record, at the time of origination, credit losses expected throughout the life of financial assets measured at amortized cost, including loan receivables, debt securities and reinsurance receivables, and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and other similar instruments) and net investments in leases recognized by a lessor. Under the CECL model, we are required to use historical information, current conditions and reasonable and supportable forecasts to estimate the expected credit losses. If the methodologies and assumptions we use in the CECL model prove to be incorrect, or inadequate, the allowance for credit losses may not be sufficient, resulting in the need for additional allowance for credit losses to be established, which could have a material adverse impact on our financial condition and results of operations.

The adoption of the CECL model by the Company resulted in a onetime adjustment to equity in the amount of $1.9 million, net of tax. As a result of the implementation of the CECL model, the time horizon over which we are required to estimate future credit losses expanded, which could result in increased volatility in future provisions for credit losses. We may also experience a higher or more volatile provision for credit losses due to higher levels of nonperforming loans and net charge-offs if commercial and consumer customers are unable to make scheduled loan payments.

Furthermore, a pandemic could result in the recognition of credit losses in our loan portfolios and increases in our allowance for credit losses, particularly if businesses are forced to close or operate at reduced capacities, the impact on the national economy could worsen, or more clients draw on their lines of credit or seek additional loans to help finance their businesses. Small and mid-sized businesses make up a significant portion of our commercial loan portfolio and are particularly vulnerable to adverse financial effects of a pandemic due to their increased reliance on continuing cash flow to fund day-to-day operations. Although federal government programs such as the Paycheck Protection Program ("PPP") that were designed to support individuals, households and businesses impacted by the economic disruptions caused by the COVID-19 pandemic were to provide relief to these types of businesses, there can be no assurance that these programs will succeed. As of December 31, 2023, we hold and service a non material balance of PPP loans. While a large number of our PPP borrowers have applied for and received full or partial forgiveness of their loan obligations, we still have credit risk on the remaining PPP loans in the event that a determination is made by the SBA that there is a deficiency in the manner in which a loan was originated, funded or serviced, including any issue with the eligibility of a borrower to receive funding. In such a case, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if the SBA has already paid under the guaranty, seek recovery of any related loss from us.

We are subject to certain risks with respect to liquidity.

"Liquidity" refers to our ability to generate sufficient cash flows to support our operations and to fulfill our obligations, including commitments to originate loans, to repay our wholesale borrowings and other liabilities and to satisfy the withdrawal of deposits by our customers. Our primary source of liquidity is our core deposit base, which is raised through our retail branch system. Core deposits – savings and money market accounts, time deposits less than $250 thousand and demand deposits—comprised approximately 93.3% of total deposits at December 31, 2023. Additional available unused wholesale sources of liquidity include advances from the FHLB, issuances through dealers in the capital markets and access to certificates of deposit issued through brokers. Liquidity is further provided by unencumbered, or unpledged, investment securities that totaled $214.3 million at December 31, 2023. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could negatively affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or negative regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole, as evidenced by recent turmoil in the domestic and worldwide credit markets.

Our business strategy includes continuing our growth plans. Our business, financial condition or results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a profitable growth strategy both within our existing markets and in new markets. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.

We may experience difficulties in integrating acquired businesses, or acquisitions may not perform as expected.

We completed the acquisition of Emclaire on January 1, 2023. The successful integration of this acquisition depends on our ability to manage the operations and personnel of the acquired businesses. Integrating operations is complex and requires significant efforts and expenses. Potential difficulties we may encounter as part of the integration process include the following:

- employees may voluntarily or involuntarily exit the Company because of the acquisitions;

- our management team may have its attention diverted while trying to integrate the acquired companies;

- we may encounter obstacles when incorporating the acquired operations into our operations;

- differences in business backgrounds, corporate cultures and management philosophies;

- potential unknown liabilities and unforeseen increased expenses;

- previously undetected operational or other issues; and

- the acquired operations may not otherwise perform as expected or provide expected results.

Any of these factors could adversely affect each company's ability to maintain relationships with customers, suppliers, employees and other constituencies or our ability to achieve the anticipated benefits of the acquisition or could reduce each company's earnings or otherwise adversely affect our business and financial results after the acquisition.

We may fail to realize all of the anticipated benefits of acquisitions, which could reduce our anticipated profitability.

We expect that our acquisitions will result in certain synergies, business opportunities and growth prospects, although we may not fully realize these expectations. Our assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, our growth and operating strategies for acquired businesses may be different from the strategies that the acquired companies pursued. If these factors limit our ability to integrate or operate the acquired companies successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies expected to result from acquisitions, may not be met.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to retain or hire the people we want or need. In order to attract and retain qualified employees, we must compensate them at market levels. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, our performance, including our competitive position, could suffer, and, in turn, adversely affect our business, financial condition or results of operations.

Strong competition within our markets could reduce our ability to attract and retain business.

We encounter significant competition from banks, savings and loan associations, credit unions, mortgage banks, and other financial service companies in our markets. Some of our competitors offer a broader range of products and services than we can offer as a result of their size and ability to achieve economies of scale. Such competition includes major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain more numerous banking locations and support extensive promotional and advertising campaigns. Our ability to maintain our history of strong financial performance and return on investment to shareholders will depend in part on our continued ability to compete successfully in our market. Our financial performance and return on investment to shareholders also depends on our ability to expand the scope of available financial services to our customers. In addition to other banks, competitors include securities dealers, brokers, investment advisors and finance and insurance companies. The increasingly competitive environment is, in part, a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to utilize alternative methods to complete financial transactions that historically have involved banks. For example, consumers can now maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Customers may also move money out of bank deposits in favor of other investments, including digital or cryptocurrency. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our business, financial condition or results of operations.

We are exposed to operational risk.

Similar to any large organization, we are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, social media and other marketing activities, the implementation of environmental, social, and governance practices, and from actions taken by government regulators and community organizations in response to any of the foregoing. Negative public opinion could adversely affect our ability to attract and keep customers, and could expose us to litigation and regulatory action, and could have a material adverse effect on our stock price or result in heightened volatility.

Given the volume of transactions we process, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process our transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss of liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate.

Unauthorized disclosure of sensitive or confidential customer information, whether through a data breach of our computer systems, third-party service providers' systems, by cyber-attack or otherwise, could severely harm our business.

As part of our financial institution business, we collect, process and retain sensitive and confidential client and customer information on behalf of our subsidiaries and other third parties. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. If information security is breached, information could be lost or misappropriated, resulting in financial loss or costs to us or damages to others. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by us or by our vendors, could severely damage our reputation, expose us to the risks of litigation and liability, or disrupt our operations, and have a material adverse effect on our business, financial condition or results of operations. We also depend on third-party vendors for components of our business infrastructure. While we have carefully selected these third-party vendors, we do not control their operations. Further, the operations of our third-party vendors could fail or otherwise become delayed. As such, our business and operations could be adversely affected in the event these vendors are unable to perform their various responsibilities and we are unable to timely and cost-effectively identify acceptable substitute providers.

We have not experienced any material loss relating to a cyber-attack or other information security breach, but there can be no assurance that we will not suffer such attacks or attempted breaches, or incur resulting losses, in the future. Our risks with respect to these threats remains heightened due to the evolving sophistication and frequency of such threats. As cyber-attacks and other attempted information security threats continue to evolve, we may be required to spend significant additional resources in efforts to modify and enhance our protective measures or in investigating or remediating of security breaches or vulnerabilities.

We depend on our subsidiaries for dividends, distributions and other payments.

As a financial holding company, we are a legal entity separate and distinct from our subsidiaries. Our principal source of funds to pay dividends on our common shares is dividends from these subsidiaries. Federal and state statutory provisions and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval. In the event our subsidiaries become unable to pay dividends to us, we may not be able to pay dividends on our outstanding common shares. Accordingly, our inability to receive dividends from our subsidiaries could also have a material adverse effect on our business, financial condition and results of operations. Further discussion of our ability to pay dividends can be found under the caption "Dividends and Transactions with Affiliates" in Item 1 of this Annual Report on Form 10-K.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Federal banking agencies have proposed extensive changes to their capital requirements; including raising required amounts and eliminating the inclusion of certain instruments from the calculation of capital. The final form of such regulations and their impact on the Company is unknown at this time, but may require us to raise additional capital. In addition, we may elect to raise capital to support our business or to finance acquisitions, if any, or for other anticipated reasons. Our ability to raise additional capital, if needed, will depend on financial performance, conditions in the capital markets, economic conditions and a number of other factors, including the satisfaction or release of preemptive rights in the event of a common share offering, many of which are outside our control. Therefore, there can be no assurance additional capital can be raised when needed or that capital can be raised on acceptable terms. Impairment to our ability to raise capital may have a material adverse effect on our business, financial condition or results of operations.

We may not be able to adapt to technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers while reducing costs. Our future success depends, in part, upon our ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. This could include the development, implementation, and adaptation of digital or cryptocurrency, blockchain, and other "fintech" technology. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological changes affecting the financial services industry could negatively affect our growth, revenue and net income.

Risks Related to the Legal and Regulatory Environment

Increases in FDIC insurance premiums may have a material adverse effect on our earnings.

The FDIC maintains the Deposit Insurance Fund to resolve the cost of bank failures. Since late 2008, the FDIC has taken various actions intended to maintain a strong funding position and restore reserve ratios of the Deposit Insurance Fund. Those actions included increasing assessment rates for all insured institutions, requiring riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels, and imposing special assessments. In addition, in 2011 the FDIC approved a final rule that changed the deposit insurance assessment base and assessment rate schedule, adopted a new large-bank pricing assessment scheme and set a target size for the Deposit Insurance Fund. The rule, as mandated by the Dodd-Frank Act, finalized a target size for the Deposit Insurance Fund at 2 percent of insured deposits. The FDIC recently adopted rules revising assessments in a manner that benefits banks with assets of less than $10 billion, although there can be no assurance that such assessments will not change in the future.

We have a limited ability to control the amount of premiums we are required to pay for FDIC insurance. If there are additional financial institution failures or other significant legislative or regulatory changes, the FDIC may be required to increase assessment rates or take actions similar to those taken after 2008. Increases in FDIC insurance assessment rates may materially adversely affect our results of operations and our ability to continue to pay dividends on our common shares at the current rate or at all.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact us or the businesses in which we are engaged.

The financial services industry is extensively regulated. We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the Deposit Insurance Fund, and not to benefit our shareholders. Regulations affecting banks and financial services businesses are undergoing continuous change, including the stimulus programs issued in connection with the COVID-19 pandemic, and management cannot predict the effect of these changes. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact us or our ability to increase the value of our business. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by an institution and the adequacy of an institution's allowance for loan losses. Additionally, actions by regulatory agencies or significant litigation against us could cause us to devote significant time and resources to defending our business and may lead to penalties that materially affect our shareholders and us.

In light of conditions in the global financial markets and the global economy that occurred in the last decade, regulators have increased their focus on the regulation of the financial services industry. Most recently, the United States Congress and the federal agencies regulating the financial services industry have acted on an unprecedented scale in responding to the stresses experienced in the global financial markets. Some of the laws enacted by the United States Congress and regulations promulgated by federal regulatory agencies subject us, and other financial institutions to which such laws and regulations apply, to additional restrictions, oversight and costs that may have an impact on our business, results of operations or the trading price of our common shares. In addition to laws, regulations and actions directed at the operations of banks, proposals to reform the housing finance market consider winding down Fannie Mae and Freddie Mac, which could negatively affect our sales of loans.

In addition to laws, regulations and actions directed at the operations of banks, proposals to reform the housing finance market consider winding down Fannie Mae and Freddie Mac, which could negatively affect our sales of loans.

Even a reduction in regulatory restrictions could adversely affect our operations and our shareholders if less restrictive regulation increases competition within the industry generally or within our markets.

Our results of operations, financial condition or liquidity may be adversely impacted by issues arising in foreclosure practices, including delays in the foreclosure process, related to certain industry deficiencies, as well as potential losses in connection with actual or projected repurchases and indemnification payments related to mortgages sold into the secondary market.

Previous announcements of deficiencies in foreclosure documentation by several large seller/servicer financial institutions have raised various concerns relating to mortgage foreclosure practices. The integrity of the foreclosure process is important to our business, as an originator and servicer of residential mortgages. As a result of our continued focus of concentrating our lending efforts in our primary markets in Ohio, as well as servicing loans for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), we do not anticipate suspending foreclosure activities. We previously reviewed our foreclosure procedures and concluded they are generally conservative in nature and do not present the significant documentation deficiencies underlying other industry foreclosure problems. Nevertheless, we could face delays and challenges in the foreclosure process arising from claims relating to industry practices generally, which could adversely affect recoveries and our financial results, whether through increased expenses of litigation and property maintenance, deteriorating values of underlying mortgaged properties or unsuccessful litigation results generally.

In addition, in connection with the origination and sale of residential mortgages into the secondary market, we make certain representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. Although we believe that our mortgage documentation and procedures have been appropriate and are generally conservative in nature, it is possible that we will receive repurchase requests in the future and we may not be able to reach favorable settlements with respect to such requests. It is therefore possible that we may increase our reserves or may sustain losses associated with such loan repurchases and indemnification payments.

Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition or results of operations.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. In addition, we own and operate certain properties that may be subject to similar environmental liability risks.

Environmental laws and evolving regulation may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws and regulations or more stringent interpretations or enforcement policies with respect to existing laws or regulations may increase our exposure to environmental liability. Although we have policies and procedures requiring the performance of an environmental site assessment before initiating any foreclosure action on real property, these assessments may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition or results of operations.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs for us as well as among our third-party suppliers, vendors and various other parties within our supply chain could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, access to capital, and the price of our common shares.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

Quarterly, the Company evaluates its security portfolio to see if any security has a fair value less that its amortized cost. Once these securities are identified, the Company performs additional analysis to determine whether the decline in fair value resulted from a credit loss or other factors. Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset's impairment would be reflected as a charge to earnings in the period. Deferred tax assets are only recognized to the extent it is more likely than not they will be realized. Should management determine it is not more likely than not that the deferred tax assets will be realized, a valuation allowance with a change to earnings would be reflected in the period.

Changes and uncertainty in tax laws could adversely affect our performance.

We are subject to extensive federal, state and local taxes, including income, excise, sales/use, payroll, financial institutions tax, withholding and ad valorem taxes. Changes to our taxes could have a material adverse effect on our results of operations and, as described in the above risk discussion and below, the fair value of net deferred tax assets. In addition, our customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by our customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for our loans and deposit products. In addition, such negative effects on our customers could result in defaults on the loans we have made and decrease the value of mortgage-backed securities in which we have invested.

The Tax Cuts and Jobs Act, among other changes, imposed additional limitations on the federal income tax deductions individual taxpayers may take for mortgage loan interest payments and for payments of state and local taxes, including real property taxes. The Tax Cuts and Jobs Act also imposed additional limitations on the deductibility of business interest expense and eliminated other deductions in their entirety, including deductions for certain home equity loan interest payments. Such limits and eliminations may result in customer defaults on loans we have made and decrease the value of mortgage-backed securities in which we have invested.

Anti-takeover provisions could delay or prevent an acquisition or change in control by a third party.

Provisions of the Ohio General Corporation Law, our Amended Articles of Incorporation, and our Amended Code of Regulations, including a staggered board and supermajority voting requirements, could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us.

We may be a defendant from time to time in the future in a variety of litigation and other actions, which could have a material adverse effect on our business, financial condition or results of operations.

Our subsidiaries and we may be involved from time to time in the future in a variety of litigation arising out of our business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our business, financial condition or results of operations. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

Item 1B. Unresolved Staff Comments.

There are no matters of unresolved staff comments from the Commission staff.

Item 1C. Cybersecurity

The Cyber Incident Reporting for Critical Infrastructure Act, enacted in March 2022, requires certain covered entities to report a covered incident to the U.S. Department of Homeland Security's Cybersecurity & Infrastructure Security Agency ("CISA") within 72 hours after a covered entity reasonably believes an incident has occurred. Separate reporting to CISA will also be required within 24 hours if a ransom payment is made as a result of a ransomware attack.

The SEC adopted a new rule on Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies in 2023, which applies to all public companies subject to the reporting requirements of the Securities Exchange Act of 1934 and requires disclosure of material cybersecurity incidents in Current Reports on Form 8-K and periodic disclosure of cybersecurity risk management, strategy, and governance in annual reports in Annual Reports on Form 10-K.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations and many states have recently implemented or modified their data breach notification and data privacy requirements. The Company expects this trend of state-level cybersecurity regulatory activity to continue, and continues to monitor these developments.

In the ordinary course of its business, the Bank relies on electronic communications and information systems to conduct its operations and to store sensitive data, and employs a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding these defensive measures, the threat from cybersecurity attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While the Bank has not, to date, detected a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, the Bank's systems and those of its customers and third-party service providers are under constant threat and it is possible that we could experience a future significant event. The Bank expects risks and exposures related to cybersecurity attacks to remain high for the foreseeable future. For further discussion of risks related to cybersecurity, see "Item 1A Risk Factors." See also the Company's disclosures regarding risk management, strategy, governance and incident disclosure under Item 1C.

Item 2. Properties.

At December 31, 2023, the Company conducted its business from its main office at 20 and 30 South Broad Street, Canfield, Ohio and 64 full-service banking centers and 3 stand-alone loan production offices located in northeast Ohio and western Pennsylvania. Farmers Trust operates five offices in northeast Ohio and Farmers Insurance operates two offices. Farmers also has a back-office operations facility located in Niles, Ohio. See Note 8 to the Consolidated Financial Statements for additional information.

Item 3. Legal Proceedings.

In the normal course of business, the Company and its subsidiaries are at times subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. Although Farmers is not able to predict the outcome of such actions, after reviewing pending and threatened actions with counsel, management believes that, based on the information currently available, the outcome of such actions, individually or in the aggregate, would not have a material adverse effect on the results of operations or stockholders' equity of the Company. However, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not known.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuers Purchases of Equity Securities

Market Information regarding the Company's Common Shares.

Farmers' common shares currently trade under the symbol "FMNB" on the Nasdaq Capital Market. Farmers had approximately 4,097 holders of record of common shares at March 1, 2024. The following table sets forth price ranges and dividend information for Farmers' common shares for the calendar quarters indicated. Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. Certain limitations and restrictions on the ability of Farmers to continue to pay quarterly dividends are described under the caption "Capital Resources" in Item 7 of this Part II, and under the caption "Dividends and Transactions with Affiliates" in Item 1 of Part I.

Quarter Ended	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
High	$15.08	$13.31	$14.25	$14.72
Low	$11.56	$10.82	$11.25	$10.38
Cash dividends paid per share	$0.17	$0.17	$0.17	$0.17

Quarter Ended	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
High	$20.00	$17.28	$15.69	$15.46
Low	$16.19	$14.47	$13.06	$12.41
Cash dividends paid per share	$0.16	$0.16	$0.16	$0.17

The following table provides information regarding the Company's purchases of its common shares during the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Beginning balance				497,047
October	0	$ 0	0	497,047
November	4,766	12.16	0	497,047
December	437	14.09	0	497,047
Ending balance	5,203	$ 12.32	0	497,047

On July 30, 2019, the Company announced that its Board of Directors authorized the purchase of up to 1,500,000 shares of its common stock in the open market or in privately negotiated transactions, from time to time and subject to market and other conditions. No shares were repurchased in 2022. Shares totaling 10,851 were repurchased during 2021. During the first two months of 2023, 347,846 shares were repurchased under this plan.

On March 1, 2023, the Company announced that its Board of Directors authorized the purchase of up to 1,000,000 shares of its common stock in the open market or in privately negotiated transactions, from time to time and subject to market and other conditions. This 2023 Repurchase Program supersedes the Company's prior share repurchase program discussed above. The 2023 Repurchase Program may be modified, suspended or terminated by the Company at any time. During 2023, shares totaling 502,953 were repurchased under this plan. There were 497,047 shares left to repurchase under this plan at December 31, 2023.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following presents a discussion and analysis of Farmers' financial condition and results of operations by its management. The review highlights the principal factors affecting earnings and the significant changes in balance sheet items for the years 2023, 2022 and 2021. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to financial statements and financial statistics appearing elsewhere in this Annual Report on Form 10-K. Where applicable, this discussion also reflects management's insights of known events and trends that have or may reasonably be expected to have a material effect on Farmers' business, financial condition or results of operations.

Cautionary Note Regarding Forward Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on Farmers' current expectations, beliefs and assumptions regarding the future of Farmers' business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as "will," "would," "should," "could," "may," "expect," "estimate," "believe," "anticipate," "intend," "plan" "project," or variations of these words, or similar expressions. Forward-looking statements are not a guarantee of future performance, and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Numerous uncertainties, risks, and changes could cause or contribute to Farmers' actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, risks and uncertainties detailed from time to time in Farmers' filings with the Securities and Exchange Commission, including without limitation the risk factors disclosed in Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Many of these factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on those forward-looking statements. The following, which is not intended to be an all-encompassing list, summarizes several factors that could cause the Company's actual results to differ materially from those anticipated or expected in any forward-looking statement:

- general economic conditions in markets where the Company conducts business, which could materially impact credit quality trends;

- the length and extent of the continued economic impacts of the COVID-19 pandemic;

- the length and extent of the economic impacts of the ongoing conflict in Ukraine;

- actions by the Federal Reserve Board, U.S. Treasury and other government agencies, including those that impact money supply, market interest rates and inflation;

- disruptions in the mortgage and lending markets and significant or unexpected fluctuations in interest rates related to governmental responses to inflation, including financial stimulus packages and interest rate changes;

- general business conditions in the banking industry;

- the regulatory environment;

- general fluctuations in interest rates;

- demand for loans in the market areas where the Company conducts business;

- rapidly changing technology and evolving banking industry standards;

- competitive factors, including increased competition with regional and national financial institutions;

- Farmers' ability to attract, recruit and retain skilled employees; and

- new service and product offerings by competitors and price pressures.

Other factors not currently anticipated may also materially and adversely affect the Company's results of operations, cash flows and financial position. There can be no assurance that future results will meet expectations. While the Company believes that the forward-looking statements in the presentation are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. The Company does not undertake, and expressly disclaims, any obligation to update or alter any statements whether as a result of new information, future events or otherwise, expect as may be required by applicable law.

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022.

The Company recorded net income of $49.9 million for the year ended December 31, 2023, compared to $60.6 million for the year ended December 31, 2022. The Company reported $1.33 per diluted common share in 2023 compared to $1.79 per diluted common share in 2022. The results for 2023 include a full year of income and expense from the Emclaire acquisition which closed on January 1, 2023.

Net Interest Income

The Company recognized net interest income of $137.8 million for the twelve months ended December 31, 2023, compared to $124.2 million for the twelve months ended December 31, 2022. The tax-equivalent net interest margin declined from 3.18% for 2022 to 2.91% for the year ended December 31, 2023. The margin declined due to increased funding costs associated with the Federal Reserve's aggressive rate increases in 2022 and 2023 along with an inverted U.S treasury yield curve which caused deposit funding costs to rise faster than the yields being earned on loans and securities.

Total interest income increased $71.2 million from $142.1 million in 2022 to $213.3 million for the twelve months ended December 31, 2023. The increase was primarily due to an increase in the average balance of loans and securities from the acquisition of Emclaire. In addition, the yields received on the various categories of earning assets increased year over year due to rising rates being received.

Interest income on loans increased to $171.8 million for the year ended December 31, 2023, compared to $107.8 million for the year ended December 31, 2022. This increase was due to the average loan balances increasing $797.1 in 2023 primarily due to the acquisition of Emclaire. The yield on loans increased to 5.46% in 2023 from 4.58% in 2022.

Income on taxable securities increased by $5.4 million in 2023 due to the average balance being higher by $61.6 million. Yields on taxable securities were also higher by 36 basis points ("bp") in 2023 compared to 2022. The increased balance was due to the Emclaire acquisition. Income on tax exempt securities decreased $1.7 million in 2023 as the average balance of this category declined $46.3 million and the yield on the portfolio declined by 4 bp year over year.

The income on federal funds sold and other interest income increased by $1.8 million in 2023 compared to 2022 primarily due to an increase of 239 bp in the yield on the portfolio. This portfolio is heavily impacted by the actions of the Federal Reserve.

Interest expense increased $57.6 million in 2023 compared to 2022 due to an increase of $766.2 million in the volume of interest-bearing liabilities and an increase in the rates paid on deposits and borrowings of 148 bp year over year. The increase in the volume of interest-bearing liabilities was due to the merger with Emclaire while the increase in rates paid was due to the higher interest rate environment that existed in 2023 compared to 2022. The average balance of interest-bearing deposits increased $660.5 million in 2023 primarily due to the Emclaire acquisition while the cost of interest-bearing deposits increased by 141 bp year over year. Interest expense related to interest-bearing deposits was $63.1 million in 2023 compared to $13.1 million in 2022.

Interest expense on short-term borrowings was $8.4 million in 2023 compared to $1.4 million in 2022. The increase was due to the increased usage of short term borrowings and an increase in the cost of those borrowings due to the Federal Reserve increasing the fed funds rate. Interest on long-term borrowings increased to $4.1 million in 2023 from $3.4 million in 2022. This increase was primarily due to the increased cost of some of the long term borrowings that are tied to variable rates and which continued to increase in 2023.

Average Balance Sheets and Related Yields and Rates
(Table Dollar Amounts in Thousands except Per Share Data)

Years ended December 31,	2023			2022			2021		
	AVERAGE BALANCE	INTEREST	RATE	AVERAGE BALANCE	INTEREST	RATE	AVERAGE BALANCE	INTEREST	RATE
EARNING ASSETS									
Loans (1) (2)	$ 3,155,858	$ 172,161	5.46%	$ 2,358,724	$ 108,100	4.58%	$ 2,041,347	$ 95,180	4.66%
Taxable securities	1,143,547	26,231	2.29	1,081,966	20,843	1.93	617,475	11,399	1.85
Tax-exempt securities (1)	419,557	13,283	3.17	465,855	14,952	3.21	348,627	12,027	3.45
Other investments	39,559	1,986	5.02	33,153	871	2.63	21,912	498	2.27
Federal funds sold and other cash	74,950	2,476	3.30	76,253	684	0.90	180,718	200	0.11
Total earning assets	4,833,471	216,137	4.47	4,015,951	145,450	3.62	3,210,079	119,304	3.72
NONEARNING ASSETS									
Noninterest-earning assets	205,683			128,757			195,805	195,805	
Total Assets	$ 5,039,154			$ 4,144,708			$ 3,405,884		
INTEREST-BEARING LIABILITIES									
Time deposits	$ 654,717	$ 19,462	2.97%	$ 360,687	$ 3,044	0.84%	$ 393,039	$ 3,652	0.93%
Brokered time deposits	132,895	6,204	4.67	56,965	1,240	2.18	11,737	75	0.64
Savings deposits	1,113,561	9,899	0.89	846,418	1,352	0.16	569,179	712	0.13
Demand deposits - interest bearing	1,415,425	27,541	1.95	1,392,058	7,449	0.54	1,240,014	2,336	0.19
Short term borrowings	160,964	8,357	5.19	55,668	1,408	2.53	3,957	11	0.28
Long term borrowings	88,439	4,086	4.62	87,972	3,427	3.90	70,057	1,683	2.40
Total Interest-Bearing Liabilities	3,566,001	75,549	2.12	2,799,768	17,920	0.64	2,287,983	8,469	0.37
NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS' EQUITY									
Demand deposits - noninterest bearing	1,065,389			959,294			714,978		
Other Liabilities	50,302			34,180			23,498		
Stockholders' equity	357,462			351,466			379,425		
Total Liabilities and Stockholders' Equity	$ 5,039,154			$ 4,144,708			$ 3,405,884		
Net interest income and interest rate spread		$ 140,588	2.35%		$ 127,530	2.98%		$ 110,835	3.35%
Net interest margin			2.91%			3.18%			3.45%

(1) Interest on certain tax-exempt loans and tax-exempt securities in 2023, 2022 and 2021 is not taxable for Federal income tax purposes. In order to compare the tax-exempt yields on these assets to taxable yields, the interest earned on these assets is adjusted to a pre-tax equivalent amount based on the marginal corporate federal income tax rate of 21%.

(2) Nonaccrual loans are included in the average balance totals.

RATE AND VOLUME ANALYSIS

(Table Dollar Amounts in Thousands except Per Share Data)

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	2023 change from 2022			2022 change from 2021		
	Net Change	Change Due To Volume	Change Due To Rate	Net Change	Change Due To Volume	Change Due To Rate
Tax Equivalent Interest Income						
Loans	$ 64,061	$ 36,533	$ 27,528	$ 12,920	$ 14,798	$ (1,878)
Taxable securities	5,388	1,186	4,202	9,444	8,575	869
Tax-exempt securities	(1,669)	(1,486)	(183)	2,925	4,044	(1,119)
Other investments	1,115	168	947	373	255	118
Funds sold and other cash	1,792	(12)	1,804	484	(116)	600
Total interest income	$ 70,687	$ 36,389	$ 34,298	$ 26,146	$ 27,556	$ (1,410)
Interest Expense						
Time deposits	$ 16,418	$ 2,481	$ 13,937	$ (608)	$ (301)	$ (307)
Brokered time deposits	4,964	1,653	3,311	1,165	289	876
Savings deposits	8,547	427	8,120	640	347	293
Demand deposits	20,092	125	19,967	5,113	286	4,827
Short term borrowings	6,949	2,663	4,286	1,397	144	1,253
Long term borrowings	659	18	641	1,744	430	1,314
Total interest expense	$ 57,629	$ 7,367	$ 50,262	$ 9,451	$ 1,195	$ 8,256
Increase (decrease) in tax equivalent net interest income	$ 13,058	$ 29,022	$ (15,964)	$ 16,695	$ 26,361	$ (9,666)

The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

Noninterest Income

Noninterest income declined to $41.9 million for the year ended December 31, 2023 compared to $44.2 million for the year ended December 31, 2022. The major categories of noninterest income are discussed below.

Service charges on deposit accounts totaled $6.3 million in 2023 compared to $4.7 million in 2022. The increase was due to the acquisition of Emclaire.

Bank owned life insurance income increased by $632,000 to $2.4 million for the twelve months ended December 31, 2023, compared to $1.8 million for the twelve months ended December 31, 2022. The increase was due to the addition of Emclaire offset by a decline of $79,000 on the proceeds from death benefits received from the policies.

Trust fees increased to $10.1 million in 2023 from $9.6 million in 2022. The trust business continued to expand in 2023 as the Company added revenue producers in the new Pennsylvania markets.

Insurance agency commissions increased by $1.0 million to $5.4 million in 2023 from $4.4 million in 2022. The increase was driven by better margins in the insurance industry in 2023 along with increased sales of annuity products as rates on these products were very attractive to customers. Investment commissions declined slightly to $2.0 million in 2023 from $2.2 million in 2022. This line of business was down due to the heavy demand for annuities in lieu of traditional investment products.

The net gains on the sale of loans increased by $329,000 between 2022 and 2023. The primary reason for this increase was the sale of nonaccrual commercial loans that generated a gain of $915,000 in 2023 offset by lower gain on sale figures on the sale of 1-4 family mortgage loans. Mortgage volume continues to be negatively impacted by the higher interest rate environment and the lack of supply of homes for sale.

Other mortgage banking income was up $420,000 in 2023 compared to 2022. The increase was driven by slower prepayment speeds on the mortgage servicing portfolio in 2023 due to the higher level of interest rates.

Debit card fees increased to $7.1 million in 2023 compared to $5.8 million in 2022. The increase was primarily due to the addition of Emclaire.

The Company recorded an $8.4 million gain related to a legal settlement in 2022. No gain was recorded in 2023.

Other operating income increased by $495,000 to $4.5 million for the twelve months ended December 31, 2023, from $4.0 million for the twelve months ended December 31, 2022. This increase was primarily due to increased non recurring income associated with recoveries on Emclaire and Cortland loans that were charged off prior to acquisition. This increase was offset by lower SBIC income in 2023 compared to 2022.

Noninterest Expenses

Noninterest expense totaled $111.8 million for the twelve months ended December 31, 2023 compared to $94.4 million for the twelve months ended December 31, 2022. The increase is primarily due to the merger with Emclaire and normal increases in operating expenses.

Salaries and employee benefits increased to $57.4 million for the year ended December 31, 2023, an increase of $12.4 million, from $45.0 million for the year ended December 31, 2022. This increase was primarily due to the Company having a higher level of employees due to the addition of Emclaire along with normal raise activity.

Occupancy and equipment expense increased by $4.0 million to $15.4 million for the twelve months ended December 31, 2023 compared to $11.4 million for the twelve months ended December 31, 2022. The increase was due to the higher level of depreciation and facilities maintenance costs associated with the additional Emclaire properties.

FDIC insurance and state and local taxes increased to $5.8 million in 2023 from $4.0 million in 2022. The Emclaire acquisition along with higher FDIC assessment rates in 2023 drove the increase.

Professional fees decreased by $1.7 million in 2023 to $4.4 million from $6.1 million for the twelve months ended December 31, 2022. The decrease was due to legal expenses associated with the legal settlement income in 2022 discussed above that did not reoccur in 2023. This amounted to approximately $2.1 million of additional expense in 2022 compared to 2023. Offsetting this somewhat was additional expense associated with the Emclaire acquisition.

Merger related costs increased to $5.5 million in 2023 from $4.1 million in 2022. This increase was due to the acquisition of Emclaire at the beginning of 2023.

Intangible amortization expense increased by $1.4 million in 2023 to $3.4 million compared to $2.0 million for the year ended December 31, 2022. The increase was primarily driven by the acquisition of Emclaire.

Core processing charges increased to $4.6 million in 2023 compared to $3.3 million in 2022. The increase was due to the acquisition of Emclaire.

An additional, special charitable donation of $6.0 million was made during 2022 with no such contribution made in 2023. The donation was made possible in 2022 by the $8.4 million legal settlement income discussed above.

Other operating expenses increased by $2.8 million to $13.4 million in 2023 compared to $10.6 million in 2022. The increase was primarily due to the acquisition of Emclaire but 2023 also included $785,000 for the settlement of a lawsuit whereas 2022 did not have any of this expense.

Income Taxes

Income tax expense decreased to $8.8 million for the year ended December 31, 2023, from $12.2 million for the year ended December 31, 2022. The decrease was primarily due to a $14.1 million decrease in income before income taxes. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 14.9% in 2023 and 16.8% for 2022. Refer to Note 18 to the consolidated financial statements for additional information regarding the effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021.

The Company reported net income of $60.6 million for the year ended December 31, 2022, compared to $51.8 million for the year ended December 31, 2021. The Company reported $1.79 per diluted common share in 2022 compared $1.77 per diluted common share in 2021. The results for 2022 include a full year of income and expense from Cortland compared to two months in 2021.

Net Interest Income

The Company's net interest income represents the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. The Company recognized net interest income of $124.2 million for the year ended December 31, 2022, compared to $108.0 million for the year ended December 31, 2021. The tax-equivalent net interest margin declined to 3.18% for 2022 compared to 3.45% for the year ended December 31, 2021. The margin declined due to a lower level of PPP interest income and fees in 2022 compared to 2021 and increased funding costs associated with the Federal Reserve's aggressive rate increases in 2022. In addition, the balance of securities available for sale as a percentage of interest earning assets is higher in 2022 than in 2021. These balances generally have a lower yield than loans, which, in turn, negatively impacts the net interest margin.

Total interest income increased from $116.5 million in 2021 to $142.1 million for the year ended December 31, 2022. The increase was primarily due to an increase in the average balance of loans and securities offset by a decline in the yields received on loans and tax exempt securities.

Interest income on loans increased to $107.8 million for the year ended December 31, 2022 compared to $94.8 million for the year ended December 31, 2021. This increase was due to the average loan balances increasing $317.4 million from the year ended December 31, 2021 to December 31, 2022. The increase was mainly a result of twelve months of acquired Cortland loans in 2022, compared to two months in 2021. The yield on loans declined to 4.58% in 2022 from 4.66% in 2021.

Income on taxable securities increased by $9.4 million in 2022 due to greater average balances of $464.5 million in 2022 and higher yields on the securities. The increased balance was due to the Cortland acquisition and purchases of securities. Income on tax exempt securities increased $2.4 million in 2022. The increase in income on tax-exempt securities was due to an increase in the average balance of $117.2 million offset by a decline in the yield on these securities of 24 basis points ("bp").

Interest expense increased $9.4 million to $17.9 million in 2022 from $8.5 million in 2021. The increase was due to a larger volume of interest-bearing liabilities and higher rates on deposits and borrowings. The average balance of interest-bearing deposits increased $442.2 million to $2.7 billion at December 31, 2022 primarily due to the Cortland acquisition while the cost of interest-bearing deposits increased by 19 bp year over year. Interest expense related to interest-bearing deposits was $13.1 million in 2022 compared to $6.8 million in 2021.

Interest expense on short-term borrowings increased from $11 thousand in 2021 to $1.4 million in 2022. This increase was due to the increased usage of short term borrowings and an increase in the cost of those borrowings due to the Federal Reserve increasing the fed funds rate 425 bp in 2022. Interest on long-term borrowings increased to $3.4 million in 2022 from $1.7 million in 2021. This increase was primarily due to the increased cost of some of the long term borrowings that are tied to variable rates and which increased in 2022.

Noninterest Income

The Company's total noninterest income increased to $44.2 million for the year ended December 31, 2022 compared to $38.2 million for the year ended December 31, 2021. Major categories of noninterest income are discussed below.

Service charges on deposit accounts increased to $4.7 million in 2022 from $3.7 million for the year ended December 31, 2021. The increase was due to acquisition of Cortland and an increased level of overdraft fee income.

Bank owned life insurance income increased to $1.8 million for the year ended December 31, 2022 from $1.3 million for the year ended December 31, 2021. This increase was due to the addition of Cortland as well as proceeds from death benefits of $184,000 received from the policies.

Trust fees increased to $9.6 million in 2022 from $9.4 million in 2021 while investment commissions decreased from $2.3 million in 2021 to $2.2 million in 2022. The trust business continued to grow in 2022 even with the uncertain economic environment and volatile markets. The investment commissions declined primarily due to volatile equity markets.

Insurance agency commissions increased from $3.5 million in 2021 to $4.4 million in 2022, an increase of 27.4%. This growth was driven by increased business volume along with the acquisition of Champion Insurance.

Security gains, including fair value changes on equity securities, decreased by $1.5 million in 2022. The Company recorded a loss on the sale of securities of $454,000 in 2022 compared to a gain of $1.0 million in 2021. The Company elected to restructure a portion of its investment portfolio in 2022 that resulted in the loss.

The net gains on the sale of loans declined by $6.2 million in 2022 to $2.1 million from $8.3 million in 2021. The decline was due to a decline in margins as well as the volume of loans sold. In addition, the Company recognized a gain of $239 thousand in 2021 for the sale of the Company's credit card portfolio.

Debit card fees increased to $5.8 million in 2022 compared to $5.1 million in 2021. The increase was primarily due to the addition of Cortland.

The Company recorded an $8.4 million gain related to a legal settlement in 2022. No gain was recorded in 2021.

Other operating income increased to $4.0 million for the year ended December 31, 2022 from $2.3 million for the year ended December 31, 2021. This increase was due to the addition of Cortland and higher SBIC/SBA fund income in 2022 compared to 2021.

Noninterest Expenses

Noninterest expense was $94.4 million for the year ended December 31, 2022, compared to $79.2 million in 2021, which was an increase of $15.2 million, or 19.2%. The increase is primarily due to the merger with Cortland with the added employees and operating costs associated with a larger bank.

Salaries and employee benefits increased by $5.6 million to $45.0 million in 2022 compared to $39.4 million in 2021. This increase was primarily due to the Company having a higher level of employees due to the addition of Cortland.

Occupancy and equipment expense increased $2.9 million to $11.4 million in 2022 from $8.5 million in 2021. The increase was due to the higher level of facilities maintenance associated with the additional Cortland properties.

Professional fees increased to $6.1 million in 2022 from $4.2 million in 2021. The increase was due to Cortland and a higher level of consulting expense in 2022.

Merger related costs decreased to $4.1 million in 2022 compared to $7.1 million in 2021. This increase was due to the acquisition of Cortland in 2021, while 2022 costs were from the Emclaire acquisition that was completed on January 1, 2023.

An additional special charitable donation of $6.0 million was made during 2022 compared to no additional donation in 2021. The donation was made possible by the $8.4 million legal settlement income discussed above.

Income Taxes

Income tax expense increased from $10.3 million for the year ended December 31, 2021 to $12.2 million for the year ended December 31, 2022. The increase was due to a $10.7 million increase in income before income taxes. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 16.8% for 2022 and 16.5% in 2021. Refer to Note 18 to the consolidated financial statements for additional information regarding the effective tax rate.

Loan Portfolio

Maturities and Sensitivities of Loans to Interest Rates

The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated. Balances include unamortized loan origination fees and costs.

Years Ended December 31,	2023		2022		2021		2020		2019	
Commercial Real Estate	$1,334,600	41.6%	$1,026,822	42.6%	$1,010,674	43.3%	$712,818	34.3%	$615,521	34.0%
Commercial	347,819	10.9	294,406	12.2	312,532	13.4	401,003	19.3	255,458	14.1
Residential Real Estate	986,032	30.8	607,557	25.3	580,242	24.9	523,340	25.2	499,301	27.6
Consumer	267,875	8.4	228,794	9.5	195,343	8.4	208,842	10.0	214,998	11.9
Agricultural	261,801	8.2	247,171	10.3	232,291	10.0	232,041	11.1	226,261	12.4
Total Loans	$3,198,127	100.0%	$2,404,750	100.0%	$2,331,082	100.0%	$2,078,044	100.0%	$1,811,539	100.0%

The following schedule sets forth maturities based on remaining scheduled repayments of principal for loans listed above as of December 31, 2023:

Types of Loans	1 Year or less	1 to 5 Years	5 to 15 Years	Over 15 Years
Commercial	$ 40,494	$ 162,646	$ 92,343	$ 52,336
Commercial Real Estate	$ 104,853	$ 416,506	$ 695,711	$ 117,530
Residential Real Estate	$ 4,413	$ 53,654	$ 239,594	$ 688,371
Consumer	$ 4,030	$ 105,730	$ 125,574	$ 32,541
Agricultural	$ 3,204	$ 32,813	$ 54,089	$ 171,695

The amounts of loans as of December 31, 2023, based on remaining scheduled repayments of principal, are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$ 74,389	$ 1,455,807	$ 1,530,196
Fixed Rates of Interest	82,605	1,585,326	1,667,931
Total Loans	$ 156,994	$ 3,041,133	$ 3,198,127

Total loans were $3.20 billion at year-end 2023, compared to $2.40 billion at year-end 2022, an increase of $793.4 million. The acquisition of Emclaire accounted for $740.7 million of the increase with organic growth representing the remainder. Loans comprised 65.3% of the Bank's average earning assets in 2023, compared to 58.7% in 2022. The product mix in the loan portfolio includes commercial real estate loans 41.6%, commercial loans comprising 10.9%, residential real estate loans 30.8%, consumer loans 8.4% and agricultural loans 8.2% at December 31, 2023, compared with 42.6%, 12.2%, 25.3%, 9.5% and 10.3%, respectively, at December 31, 2022.

Management recognizes that while the loan portfolio holds some of the Bank's' highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower's future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

Commercial real estate loans increased to $1.33 billion at December 31, 2023 from $1.03 billion at December 31, 2022. The acquisition of Emclaire was responsible for approximately $262.2 million of this increase. The Company's commercial real estate loan portfolio includes loans for owner occupied and non-owner occupied real estate. These loans are made to finance properties such as office and industrial buildings, hotels and retail shopping centers.

Residential real estate mortgage loans increased from $607.6 million at December 31, 2022, to $986.0 million at December 31, 2023. The majority of this increase was due to the acquisition of Emclaire. Farmers originated both fixed rate and adjustable rate mortgages during 2023. Fixed rate terms are offered with terms between fifteen and thirty years while adjustable rate products are offered with maturities up to thirty years. The Company sells all fixed rate loans that are secondary market eligible.

Commercial loans at December 31, 2022, were $294.4 million compared to $347.8 million at December 31, 2023 with the increase due to the Emclaire acquisition. The Bank's commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers, business types and local municipalities. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital and small business lines of credit.

Agricultural loans increased from $247.2 million in 2022 to $261.8 million in 2023, an increase of $14.6 million. The Company's agricultural loan portfolio contains a diverse mix of dairy, crops, land, poultry and cattle loans.

Consumer loans increased from $228.8 million at December 31, 2022, to $267.9 million at December 31, 2023. The consumer loan portfolio includes indirect auto loans, 1-4 family home equity lines of credit and other consumer loan products.

Summary of Credit Loss Experience

The following is an analysis of the allowance for credit losses for 2023. During 2023, 2022 and 2021 the Company used the CECL methodology while the incurred loss methodology was used in prior years:

Years Ended December 31,	2023	2022	2021	2020	2019
Balance at Beginning of Year	$ 26,978	$ 29,386	$ 22,144	$ 14,487	$ 13,592
Charge-Offs:					
Commercial Real Estate	(349)	(300)	(70)	(122)	(45)
Commercial	(1,272)	(2,042)	(388)	(412)	(200)
Residential Real Estate	(384)	(92)	(297)	(172)	(400)
Consumer	(932)	(870)	(912)	(1,347)	(1,702)
Total Charge-Offs	(2,937)	(3,304)	(1,667)	(2,053)	(2,347)
Recoveries on Previous Charge-Offs:					
Commercial Real Estate	1	3	33	31	4
Commercial	103	75	199	11	13
Residential Real Estate	81	89	162	85	58
Consumer	496	479	411	483	717
Total Recoveries	681	646	805	610	792
Net Charge-Offs	(2,256)	(2,658)	(862)	(1,443)	(1,555)
Impact of CECL adoption	0	0	2,160	0	0
Provision For Credit Losses and Day One Purchase entry	9,718	250	5,944	9,100	2,450
Balance at End of Year	$ 34,440	$ 26,978	$ 29,386	$ 22,144	$ 14,487
Ratio of Net Commercial Real Estate Charge-offs					
To Average Loans Outstanding	0.01%	0.01%	0.00%	0.00%	0.00%
Ratio of Net Commercial Charge-offs					
To Average Loans Outstanding	0.04%	0.08%	0.01%	0.02%	0.01%
Ratio of Net Residential Real Estate Charge-offs					
To Average Loans Outstanding	0.01%	0.00%	0.01%	0.00%	0.02%
Ratio of Net Consumer Charge-offs					
To Average Loans Outstanding	0.01%	0.02%	0.02%	0.04%	0.06%
Allowance for Credit Losses/Total Loans	1.08	1.12	1.26	1.07	0.80

The provision for credit losses, which includes the provision for unfunded commitments, and the day one purchase entry for the Emclaire loans amounted to $9.2 million in 2023, compared to $1.1 million in 2022. The increased figure for the current year was mainly a result of the day one purchase entry associated with the acquisition of Emclaire.

The Company adopted ASU 2016-13 in 2021, to calculate the allowance for credit losses ("ACL") which requires estimating credit losses over the life of the credits. The ACL is adjusted through the provision for credit losses and reduced by net charge offs of loans. Although the Company has a diversified loan portfolio, the credit risk in the loan portfolio is largely influenced by general economic conditions and trends of the counties and markets in which the debtors operate, and the resulting impact on the operations of borrowers or on the value of any underlying collateral.

The credit loss estimation process involves procedures that consider the unique characteristics of the Company's loan portfolio segments. These segments are disaggregated into the loan pools for monitoring. A model of risk characteristics, such as loss history and delinquency experience, trends in past due and non-performing loans, as well as existing economic conditions and supportable forecasts are used to determine credit loss assumptions.

The Company uses two methodologies to analyze loan pools. The cohort method ("cohort") and the probability of default/loss given default ("PD/LGD"). Cohort relies on the creation of cohorts to capture loans that qualify for a particular segment, as of a point in time. Those loans are then tracked over their remaining lives to determine their loss experience. The Company aggregates financial assets on the basis of similar risk characteristics when evaluating loans on a collective basis. Those characteristics include, but are not limited to, internal or external credit score, risk ratings, financial asset, loan type, collateral type, size, effective interest rate, term, or geographical location. The Company uses cohort primarily for consumer loan portfolios.

The probability of default ("PD") portion of PD/LGD is defined by the Company as 90 days past due, placed on non-accrual, or is partially or wholly, charged-off. Typically, a one-year time period is used to asses PD. PD can be measured and applied using various risk criteria. Risk rating is one common way to apply PDs. Loss given default ("LGD") is to determine the percentage of loss by facility or collateral type. LGD estimates can sometimes be driven, or influenced, by product type, industry or geography. The Company uses PD/LGD primarily for commercial loan portfolios.

Net charge-offs for the year ended December 31, 2023, were $2.3 million, compared to $2.7 million for the year ended December 31, 2022. The allowance for credit losses to total loans decreased to 1.08% at December 31, 2023, compared to 1.12% at December 31, 2022. Nonperforming loans to total loans decreased from 0.62% at December 31, 2022 to 0.47% at December 31, 2023.

In accordance with the accounting relief provisions of CARES and subsequent provisions of the Health and Economic Recovery Omnibus Emergency Solutions (HEROES) Acts, the Bank postponed the adoption of the current expected credit losses ("CECL") accounting standard, in 2020, primarily due to the impact that the COVID-19 pandemic was having on the economy and the lack of reasonable and supportable economic forecasts. The Company adopted ASU 2016-13 on January 1, 2021. The Company recorded the one-time adjustment to equity, to comply with the ASU adoption, which increased the allowance for credit losses by $1.9 million, net of tax.

The provision for credit losses is based on management's judgment after taking into consideration all factors connected with the collectability of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant reasonable and supportable forecasts. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.

The allowance for credit losses increased to $34.4 million at December 31, 2023, compared to $27.0 million at December 31, 2022. The increase was primarily due to the day one purchase entry for the acquisition of Emclaire's loans.

Typically, commercial and commercial real estate loans are identified as collateral dependent when they become ninety days past due, or earlier if management believes it is probable that the Company will not collect all amounts due under the terms of the loan agreement. When Farmers identifies a loan and concludes that the loan is collateral dependent, Farmers performs an internal collateral valuation as an interim measure. Farmers typically obtains an external appraisal to validate its internal collateral valuation as soon as is practical and adjusts the associated loss reserve, if necessary.

The following table summarizes the Company's nonperforming loans and nonperforming assets for the years ending 2019 through 2023:

Nonperforming Assets

December 31,	2023	2022	2021	2020	2019
Nonaccrual loans:					
Commercial Real Estate	$ 5,852	$ 4,057	$ 3,004	$ 389	$ 108
Commercial	1,802	3,840	7,190	3,789	1,169
Residential Real Estate	3,807	3,438	4,280	5,783	2,801
Consumer	461	494	682	864	858
Agricultural	2,486	2,482	314	680	542
Total Nonaccrual Loans	$ 14,408	$ 14,311	$ 15,470	$ 11,505	$ 5,478
Loans Past Due 90 Days or More	655	492	725	2,330	867
Total Nonperforming Loans	$ 15,063	$ 14,803	$ 16,195	$ 13,835	$ 6,345
Repossessed assets	166	73	0	0	0
Total Nonperforming Assets	$ 15,229	$ 14,876	$ 16,195	$ 13,835	$ 6,345
Percentage of Nonperforming Loans to Total Loans	0.47%	0.62%	0.69%	0.67%	0.35%
Percentage of Nonperforming Assets to Total Assets	0.30%	0.36%	0.39%	0.45%	0.26%
Loans Delinquent 30-89 days	$ 16,705	$ 9,605	$ 8,891	$ 9,297	$ 11,893
Percentage of Loans Delinquent 30-89 days to Total Loans	0.52%	0.40%	0.38%	0.45%	0.66%
Percentage of Nonaccrual Loans to Total Loans	0.45%	0.60%	0.66%	0.55%	0.30%
Percentage of Allowance for Credit Losses to Nonaccrual Loans	239.03%	188.51%	189.94%	192.49%	264.41%

The following table summarizes the Company's allocation of the allowance for credit losses for under CECL for 2023, 2022 and 2021 and the allowance for loan losses for prior years:

December 31,	2023 Amount	2023 Loans to Total Loans	2022 Amount	2022 Loans to Total Loans	2021 Amount	2021 Loans to Total Loans	2020 Amount	2020 Loans to Total Loans	2019 Amount	2019 Loans to Total Loans
Commercial Real Estate	$ 18,150	48.1%	$ 14,840	50.5%	$ 15,879	51.0%	$ 10,775	43.1%	$ 6,127	43.6%
Commercial	5,086	12.6	4,186	14.6	4,949	15.7	5,022	21.6	2,443	16.9
Residential Real Estate	6,917	30.8	4,374	25.3	4,870	24.9	3,684	25.2	3,032	27.6
Consumer	4,287	8.5	3,578	9.6	3,688	8.4	2,663	10.0	2,885	11.9
	$ 34,440	100.0%	$ 26,978	100.0%	$ 29,386	100.0%	$ 22,144	100.0%	$ 14,487	100.0%

The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2023 occurred in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Company's allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. For the commercial loan category, which represents 12.6% of the total loan portfolio, management relies on the Bank's internal loan review procedures and allocates accordingly based on loan classifications. The gross charge-offs in the commercial loan portfolio, were $1.3 million for 2023, which represented approximately 43.3% of the losses for the entire loan portfolio. For the consumer loan category, which represents approximately 8.5% of total loans and in 2023, the gross charge-offs accounted for 31.7% of the losses of the entire loan portfolio.

There were no loans other than those identified above, that management has known information about possible credit problems of borrowers and their ability to comply with the loan repayment terms. Management is actively monitoring certain borrowers' financial condition and loans which management wants to more closely monitor due to special circumstances. These loans and their potential loss exposure have been considered in management's analysis of the adequacy of the allowance for credit losses.

Loan Commitments and Lines of Credit

In the normal course of business, the Bank has extended various commitments for credit. Commitments for mortgages, revolving lines of credit and letters of credit generally are extended for a period of one month up to one year. Normally, no fees are charged on any unused portion, but an annual fee of two percent is charged for the issuance of a letter of credit.

As of December 31, 2023, there were no concentrations of loans exceeding 10% of total loans that are not disclosed as a category of loans. As of that date, there were also no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

Investment Securities

The debt securities available for sale increased $31.7 million in 2023 to $1.30 billion at December 31, 2023, from $1.27 billion at December 31, 2022. For additional information regarding Farmers' investment securities see Note 3 to the Consolidated Financial Statements.

The following table shows the carrying value of investment securities by type of obligation at the dates indicated:

December 31,		2023		2022
U.S. Treasury securities	$	53,210	$	52,280
U.S. government sponsored enterprise debt securities		74,745		75,816
Mortgage-backed securities - residential and collateralized mortgage obligations		594,385		602,496
Small Business Administration		2,917		3,474
Obligations of states and political subdivisions		556,169		530,080
Corporate bonds		18,275		3,879
Debt securities available for sale	$	1,299,701	$	1,268,025
Other investments		15,114		15,244
Total securities	$	1,314,815	$	1,283,269

A summary of debt securities held at December 31, 2023 classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	December 31, 2023	
Type and Maturity Grouping	**Fair Value**	**Weighted Average Yield**
U.S. Treasury securities		
Maturing within one year	$ 195	2.09%
Maturing after one year but within five years	96	2.18%
Maturing after five years but within ten years	52,919	1.10%
Maturing after ten years	0	0.00%
Total U.S. Treasury securities	$ 53,210	1.11%
U.S. government sponsored enterprise debt securities		
Maturing within one year	$ 0	0.00%
Maturing after one year but within five years	23,320	1.70%
Maturing after five years but within ten years	48,812	2.72%
Maturing after ten years	2,613	4.57%
Total U.S. government sponsored enterprise debt securities	$ 74,745	2.47%
Mortgage-backed securities - residential and collateralized mortgage obligations (1)		
Maturing within one year	$ 3	3.02%
Maturing after one year but within five years	3,766	2.74%
Maturing after five years but within ten years	26,625	1.86%
Maturing after ten years	563,991	2.02%
Total mortgage-backed securities	$ 594,385	2.02%
Small Business Administration		
Maturing within one year	$ 0	0.00%
Maturing after one year but within five years	0	0.00%
Maturing after five years but within ten years	2,196	2.15%
Maturing after ten years	721	1.98%
Total small business administration	$ 2,917	2.11%
Obligations of states and political subdivisions		
Maturing within one year	$ 0	0.00%
Maturing after one year but within five years	4,454	3.42%
Maturing after five years but within ten years	51,411	3.19%
Maturing after ten years	500,304	2.96%
Total obligations of states and political subdivisions	$ 556,169	2.98%
Corporate bonds		
Maturing within one year	$ 397	3.04%
Maturing after one year but within five years	2,169	5.58%
Maturing after five years but within ten years	15,709	7.13%
Maturing after ten years	0	0.00%
Total corporate bonds	$ 18,275	6.86%

(1) Payments based on contractual maturity.

Premises and Equipment

Premises and equipment increased $13.6 million to $44.4 million at December 31, 2023, compared to $30.8 million at December 31, 2022. This increase was primarily due to acquisition of Emclaire which added $14.8 million. Additions to furniture and fixtures offset by depreciation throughout the year accounted for the remainder of the difference.

Bank Owned Life Insurance

The Company owns bank owned life insurance policies on the lives of certain members of management. The purpose of this investment is to help offset the costs of employee benefit plans. The cash surrender value of these

policies increased to $99.5 million at December 31, 2023, compared to $75.0 million at December 31, 2022. The increase was primarily due to the acquisition of Emclaire which added $22.5 million to the balance. The Company also had earnings of $2.4 million on the policies in 2023 offset slightly by proceeds from a death benefit.

Deposits

Total deposits increased to $4.2 billion at December 31, 2023, compared to $3.6 billion at December 31, 2022, an increase of $615.6 million. Noninterest bearing deposits increased $129.7 million during 2023 to $1.0 billion due to the acquisition of Emclaire which added $219.9 million in balances. This was offset by runoff of $90.2 million due to balances migrating to interest-bearing deposits and some balances leaving the Company. Interest-bearing deposits increased $624.0 million to $3.2 billion at December 31, 2023, compared to December 31, 2022. The increase was due to $655.9 million in growth from the acquisition of Emclaire and migration of balances from noninterest bearing deposits offset by balances leaving the Company. Brokered time deposits declined $138.1 million to zero at December 31, 2023, due to the Company using short-term borrowings to pay them off.

Average balances and average rates paid on deposits are as follows:

| | Years Ended December 31 | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand	$ 1,065,389	0.00%	$ 959,294	0.00%	$ 714,978	0.00%
Interest-bearing demand	1,415,425	1.95%	1,392,058	0.54%	1,240,014	0.19%
Money market	602,445	1.62%	389,036	0.14%	246,900	0.24%
Savings	511,116	0.03%	457,382	0.02%	322,279	0.04%
Brokered time deposits	132,895	4.67%	56,965	2.18%	11,737	0.64%
Certificates of deposit	654,717	2.97%	360,687	0.84%	393,039	0.93%
Total	$ 4,381,987	1.44%	$ 3,615,422	0.64%	$ 2,928,947	0.34%

The following table sets forth the maturities of retail certificates of deposit having principal amounts $250 thousand or greater at December 31, 2023 (in thousands):

Retail certificates of deposit maturing in quarter ending:		
March 31, 2024	$	113,393
June 30, 2024		95,571
September 30, 2024		11,771
December 31, 2024		27,224
After December 31, 2024		10,199
Total retail certificates of deposit with balances $250,000 or greater	$	258,158

Uninsured deposits for bank and savings and loan registrants are U.S. federally insured depository institutions as the portion of deposit accounts in U.S. offices that exceed the FDIC insurance limit or similar state deposit insurance regimes and amounts in any other uninsured investment or deposit account that are classified as deposits and not subject to any federal or state deposit insurance regimes. Deposits in amounts in excess of the FDIC insurance limit were $1.37 billion at December 31, 2023.

Short-Term Borrowings

The Company's short-term borrowings increased from $95.0 million at December 31, 2022, to $355.0 million at December 31, 2023. This increase was due to $75.0 million of short-term borrowings acquired in the Emclaire merger and short-term borrowings being used to offset the decline in brokered time deposits and declines in other deposit sources. The Company uses short term borrowings to manage the ongoing fluctuations with loans and deposits, when necessary.

Long-Term Borrowings

Total long-term borrowings increased $452 thousand from $88.2 million at December 31. 2022, to $88.7 million at December 31, 2023.   See Note 13 within Item 8 of this Annual report on Form 10-K for additional detail.

Stockholders' Equity

Total stockholders' equity increased from $292.3 million at December 31, 2022, to $404.4 million at December 31, 2023. The increase is due to the merger with Emclaire which added $59.2 million to stockholders' equity along with net income of $49.9 million and a decline in the accumulated other comprehensive loss of $37.9 million. This was partially offset by dividends paid on common stock of $25.6 million and changes in treasury stock balances of $11.7 million.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

The following table presents, as of December 31, 2023, the Company's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

Commitments 12/31/2023

	Note Ref.	2024	2025	2026	2027	2028	Thereafter
Deposits without maturity		$ 3,452,104					
Certificates of deposit and brokered time deposits	11	656,154	$ 32,302	$ 20,007	$ 5,569	$ 4,302	$ 6,948
Long-term borrowings.........	13	0	0	0	0	0	93,000
Leases	9	1,175	1,092	975	898	917	5,659

There are also $13.1 million of commitments to various partnership investment funds. The Company invests in these funds, consisting of affordable housing tax credit investments and SBIC funds, in efforts to comply with Community Reinvestment Act regulations. The commitments have no predetermined due dates but are expected to be funded sporadically over the next ten years. Note 14 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.

Management's policy is to not engage in derivatives contracts for speculative trading purposes. The Company does utilize interest-rate swaps as a way of helping manage interest rate risk and not as derivatives for trading purposes. See Note 22 within Item 8 of this Annual report on Form 10-K for additional detail.

Liquidity

The principal sources of funds for the Bank are deposits, loan and security repayments, borrowings from financial institutions, repurchase agreements and other funds provided by operations. The Bank also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. Investments in liquid assets maintained by the Company and the Bank are based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets, and (4) objectives of the asset and liability management program.

The Bank's Asset/Liability Committee (ALCO) is responsible for monitoring liquidity guidelines, policies and procedures. ALCO uses a variety of methods to monitor the liquidity position of the Bank including a liquidity analysis that measures potential sources and uses of funds over future time periods. ALCO also performs contingency funding analyses to determine the Bank's ability to meet potential liquidity needs under stress scenarios that cover varying time horizons ranging from immediate to long-term.

Capital Resources

The Bank, as a national chartered bank, is subject to the dividend restrictions set forth by the OCC. The OCC must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). Farmers and Farmers Bank are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2023, under the minimum capital requirements associated with the Basel Committee on capital and liquidity regulation (Basel III), Farmers Bank and Farmers are required to have actual and minimum capital ratios, which are detailed in Note 16 of the Consolidated Financial Statements. Farmers Bank and Farmers had capital ratios above the minimum levels at December 31, 2023 and 2022. At year-end 2023 and 2022, the most recent regulatory notifications categorized Farmers Bank as well capitalized under the regulatory framework for prompt corrective action.

During 2013, the Federal banking regulators approved a final rule to implement revised capital adequacy standards of the Basel Committee on Banking Supervision, commonly called Basel III, and to address relevant provisions of the Dodd-Frank Act. The final rule strengthens the definition of regulatory capital, increases risk-based capital requirements, makes selected changes to the calculation of risk-weighted assets, and adjusts the prompt corrective action thresholds. The Bank has retained, through a one-time election, the prior treatment for most accumulated other comprehensive income, such that unrealized gains and losses on securities available for sale that did not affect regulatory capital amounts and ratios. As mentioned in the prior paragraph, the Bank falls within the new regulatory capital ratio guidelines.

Critical Accounting Policies

The Company follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company has identified three accounting policies that are critical accounting policies and an understanding of these policies is necessary to understand the financial statements. These policies relate to determining the adequacy of the allowance for credit losses, if there is any impairment of goodwill and other intangibles, and estimating the fair value of assets acquired and liabilities assumed in connection with any merger activity. Additional information regarding these policies is included in the notes to the consolidated financial statements, including Note 1 (Summary of Significant Accounting Policies), Note 4 (Loans) and Note 2 (Business Combinations), and the section above captioned "Loan Portfolio." Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

Farmers maintains an allowance for credit losses. The allowance for credit losses is presented as a reserve against loans on the balance sheets. Credit losses are charged off against the allowance for credit losses, while recoveries of amounts previously charged off are credited to the allowance for credit losses. A provision for credit losses is charged to operations based on management's periodic evaluation of adequacy of the allowance.

The Company's allowance for credit losses represents management's estimate of expected credit losses over the remaining expected life of the Company's financial assets measured at amortized cost and certain off-balance sheet lending-related commitments.

The allowance for credit losses involves significant judgment on a number of matters including the weighting of macroeconomic forecasts and microeconomic statistics, incorporation of historical loss experience, assessment of risk characteristics, assignment of risk ratings, valuation of collateral, and the determination of remaining expected life. Refer to Note 4 for further information on these judgments as well as the Company's policies and methodologies used to determine the Company's allowance for credit losses.

A significant judgment involved in estimating the Company's allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the four-quarter forecast period within the Company's methodology. The four-quarter forecast incorporates three macroeconomic variables ("MEVs") that are relevant for exposures across the Company.

- U.S. changes in real gross domestic product (GDP).

- U.S. personal consumption expenditures (PCE) inflation.

- U.S. civilian unemployment rate.

Changes in the Company's assumptions and forecasts of economic conditions could significantly affect its estimate of expected credit losses in the portfolio at the balance sheet date or lead to significant changes in the estimate from one reporting period to the next.

It is difficult to estimate how potential changes in any one factor or input might affect the overall allowance for credit losses because management considers a wide variety of factors and inputs in estimating the allowance for credit losses. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all product types, and changes in factors and inputs may be directionally inconsistent, such that improvement in one factor or input may offset deterioration in others.

To consider the impact of a hypothetical alternate macroeconomic forecast, the Company compared the modeled credit losses determined using its central and relative adverse macroeconomic scenarios. The central and relative adverse scenarios each included the three MEVs, but differed in the levels, paths and peaks/troughs of those variables over the four-quarter forecast period.

For example, compared to the Company's central scenario that is based on a four-quarter forecasted change in U.S. real GDP of 1.40% from 4Q2023 to 4Q2024, U.S. PCE inflation of 2.40%, and U.S. unemployment of 4.10%, the Company's relative adverse scenario assumes a four-quarter forecast with a contraction of U.S. real GDP, a PCE inflation between 5.00% and 7.00% and an elevated U.S. unemployment rate between 6.00% and 7.00%. This analysis is not intended to estimate expected future changes in the allowance for credit losses, for a number of reasons, including:

- The impacts of changes in the MEVs are both interrelated and nonlinear, so the results of this analysis cannot be simply extrapolated for more severe changes in macroeconomic variables.

- Expectations of future changes in portfolio composition and borrower behavior can significantly affect the allowance for credit losses.

To demonstrate the sensitivity of credit loss estimates to macroeconomic forecasts as of December 31, 2023, the Company compared the modeled estimates under its relative adverse scenario for two of the Company's largest loan pools to its central scenario for the same loan pools. Without considering offsetting or correlated effects in other qualitative components of the Company's allowance for credit losses, the comparison between these two scenarios for the exposures below reflect the following differences:

- An increase of approximately $686 thousand for residential real estate loans and lending-related commitments

- An increase of approximately $1.12 million for commercial real non-owner occupied loans and lending-related commitments

This analysis relates only to the modeled credit loss estimates and is not intended to estimate changes in the overall allowance for credit losses as it does not reflect any potential changes in the other adjustments to the quantitative calculation, which would also be influenced by the judgment management applies to the modeled lifetime loss estimates to reflect the uncertainty and imprecision of these modeled lifetime loss estimates based on then-current circumstances and conditions.

Recognizing that forecasts of macroeconomic conditions are inherently uncertain, the Company believes that its process to consider the available information and associated risks and uncertainties is appropriately governed and that its estimates of expected credit losses were reasonable and appropriate for the period ended December 31, 2023.

The Company uses two methodologies to analyze loan pools. The cohort method and the PD/LGD. Cohort relies on the creation of cohorts to capture loans that qualify for a particular segment, as of a point in time. Those loans are then tracked over their remaining lives to determine their loss experience. The Company aggregates financial assets on the basis of similar risk characteristics when evaluating loans on a collective basis. Those characteristics include, but are not limited to, internal or external credit score, risk ratings, financial asset, loan type, collateral type, size, effective interest rate, term, or geographical location. The Company uses cohort primarily for consumer loan portfolios.

The probability of default ("PD") portion of PD/LGD is defined by the Company as 90 days past due, placed on non-accrual, or is partially or wholly charged-off. Typically, a one-year time period is used to asses PD. PD can be measured and applied using various risk criteria. Risk rating is one common way to apply PDs. Loss given default ("LGD") is to determine the percentage of loss by facility or collateral type. LGD estimates can sometimes be driven, or influenced, by product type, industry or geography. The Company uses PD/LGD primarily for commercial loan portfolios.

Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. The Company's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of the Company's subsidiaries to provide quality, cost-effective services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the goodwill is estimated by reviewing the past and projected operating results for the subsidiaries and comparable industry information. At December 31, 2023, on a consolidated basis, Farmers had intangibles of $22.8 million subject to amortization and $167.4 million in goodwill, which was not subject to periodic amortization.

The Company accounts for acquisitions under Financial Accounting Standards Board ("FASB") ASC Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. Assets acquired and liabilities assumed in a business combination are recorded at the estimated fair value on their purchase date. As provided for under GAAP, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities, where it was not possible to estimate the acquisition date fair value upon consummation. Management finalized the fair values of acquired assets and assumed liabilities within this 12-month period and management currently considers such values to be the Day 1 Fair Values for the acquisition transactions. In particular, the valuation of acquired loans involves significant estimates, assumptions and judgment based on information available as of the acquisition date. Loans acquired in a business combination transaction are evaluated either individually or in pools of loans with similar characteristics; including consideration of a credit component. A number of factors are considered in determining the estimated fair value of purchased loans including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, contractual interest rates compared to market interest rates, and net present value of cash flows expected to be received.

Recent Accounting Pronouncements and Developments

Note 1 to the consolidated financial statements discusses new accounting policies adopted by Farmers during 2023 and 2022 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations or liquidity, the impacts are discussed in the applicable sections of this financial review and notes to the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Important considerations in asset/liability management are liquidity, the balance between interest rate sensitive assets and liabilities and the adequacy of capital. Interest rate sensitive assets and liabilities are those which have rates subject to change within a future time period due to maturity of the instrument or changes in market rates. While liquidity management involves meeting the funds flow requirements of the Company, the management of interest rate sensitivity focuses on the structure of these assets and liabilities with respect to maturity and repricing characteristics. Managing interest rate sensitive assets and liabilities provides a means of tempering fluctuating interest rates and maintaining net interest margins through periods of changing interest rates. The Company monitors interest rate sensitive assets and liabilities to determine the overall interest rate position over various time frames.

The Company considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Company's exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income and the net present value of equity from a sudden and sustained 400 basis point increase to a 400 basis point decrease in market interest rates. The assumptions and predictions include inputs to compute baseline net interest income, expected changes in rates on interest bearing deposit accounts and loans, competition and various other factors that are difficult to accurately predict.

Changes In Interest Rate (basis points)	2023 Result	2022 Result	ALCO Guideline
Net Interest Income Change			
+400	-6.2%	*	-12.5%
+300	-5.0%	-5.4%	-10.0%
+200	-3.4%	-3.6%	-7.5%
+100	-1.9%	-1.8%	-5.0%
-100	1.4%	1.1%	-5.0%
-200	2.3%	1.5%	-10.0%
-300	3.1%	1.6%	-15.0%
-400	2.7%	*	-20.0%
Net Present Value Of Equity Change			
+400	-36.4%	*	-12.5%
+300	-26.8%	-20.9%	-10.0%
+200	-17.3%	-13.4%	-7.5%
+100	-8.7%	-6.4%	-5.0%
-100	5.3%	3.9%	-10.0%
-200	7.2%	5.5%	-15.0%
-300	5.1%	4.4%	-20.0%
-400	3.5%	*	-25.0%

* Not calculated for December 31, 2022

The yield curve at December 31, 2023, has changed dramatically over the past two years. The Federal Open Market Committee, in an intense efforts to diffuse inflation, has raised the discount rate 5.25% over the past eight quarters, the fastest pace on record. These movements have inverted the yield curve, whereby the two-year treasury yield now exceeds the ten-year treasury yield by 35 basis points at year end 2023. With the entire curve highly elevated, asset valuation has declined substantially, as evidenced by the 14.3% valuation reserve on the investment portfolio. For interest rate risk modeling purposes, although further rate increases are possible, movement beyond 25 more basis points is doubtful. However, the elevated rates do bring back into play the 400 basis point scenarios, which have not been modeled in recent years. The above table presents results in the up rate scenarios that exceed internal policy limits for the Economic Value of Equity ("EVE"). This unprecedented outcome was created by the events occurring over the past two years, namely, the massive influx of liquidity in the form of deposits in 2020 and 2021 from government assistance while interest rates were at their lowest; the deployment of those funds at those low rates; and now the usage of those deposits as consumers drain their accounts in this highly inflationary economy, which prevents the Company from investing in the higher rates now available. With the EVE model moving rates even higher, it further exacerbates the differential between market rates and book rates, thereby creating the out of internal policy consequence. To mitigate these results, the Company has prioritized loan growth, while employing strategies to shrink the investment portfolio, in an effort to close the gap between the book rates and market rates. The Company has also utilized short term wholesale funding in response to deposit shrinkage so as not to incur long term cost increases on its core deposits.

The remaining results of the simulations in the table above indicate that interest rate change results fall within internal limits established by the Company at both December 31, 2023, and December 31, 2022. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The Company has no market risk sensitive instruments held for trading purposes.

With the largest amount of interest sensitive assets and liabilities maturing within twelve months, the Company monitors this area most closely. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that can impact actual results in comparison to our simulation analysis. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net interest margin.

Interest rate sensitivity management provides some degree of protection against net interest income volatility. It is not possible or necessarily desirable to attempt to eliminate this risk completely by matching interest sensitive assets and liabilities. Other factors, such as market demand, interest rate outlook, regulatory restraint and strategic planning also have an effect on the desired balance sheet structure.

Item 8. Financial Statements and Supplementary Financial Data.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Farmers National Banc Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(1) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of; our principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, based on criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Management also conducted an assessment of requirements pertaining to Section 112 of the Federal Deposit Insurance Corporation Improvement Act. This section relates to management's evaluation of internal control over financial reporting, including controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and in compliance with laws and regulations. Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2023, was effective.

Crowe LLP, the independent registered public accounting firm that audited the 2023 consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 is included under the heading "Report of Independent Registered Public Accounting Firm" In Part II, Item 8.

Kevin J. Helmick
President and Chief Executive Officer

Troy Adair
Executive Vice President and Chief Financial Officer



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Farmers National Banc Corp.
Canfield, Ohio

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Farmers National Banc Corp. (the "Company") as of December 31, 2023, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans

The allowance for credit losses (the "ACL") as described in Notes 1 and 4 is an accounting estimate of expected credit losses over the life of loans. The Company's loan portfolio is presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on historical experience, current conditions and reasonable and supportable forecasts over the life of the loans.

The Company measures expected credit losses based on pooled loans when similar risk characteristics exist using the cohort and the probability of default/loss given default ("PD/LGD") models. The cohort model is used primarily for consumer loan portfolios and uses cohorts to capture loans that qualify for a particular segment at a point in time. The loans are then tracked over their remaining lives to determine loss experience. The PD/LGD model is primarily used for commercial loan portfolios. The PD is defined as 90 days past due, placed on nonaccrual, or is partially or wholly charged-off. Risk rating is a common way to apply PDs. LGD can be driven or influenced by product type, industry or geography. The Company adjusts its quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated.

Auditing the ACL was identified by us as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management related to the following:

- The selection and application of significant model assumptions input into the cohort and PD/LGD models.

- The determination of the qualitative factors used in the calculation.

The primary procedures performed to address the critical audit matter included:

- Testing the effectiveness of management's controls addressing:

  o Evaluation of ACL calculation, including significant model assumptions, development and reasonableness of the qualitative framework, and the appropriateness of the overall calculation.

  o Evaluation of the relevance and reliability of data used in the cohort and PD/LGD models.

  o Evaluation of the appropriateness of the key assumptions and judgments used in the determination of qualitative factors and the relevance and reliability of data used in the qualitative factors.

- Substantive testing including:

- o Evaluation of the appropriateness of the Company's ACL calculation, including the reasonableness of the significant model assumptions.

- o Evaluation of the relevance and reliability of data used in the cohort and PD/LGD models.

- o Evaluation of the appropriateness of the qualitative framework, including the evaluation of the reasonableness of the key assumptions and judgments applied in developing the qualitative factors as well as the relevance and reliability of data used in the qualitative factors.

Business Combination – Fair Value of Acquired Loans and Core Deposit Intangible

As more fully described in Notes 1 and 2, during 2023, the Company completed the acquisition of Emclaire Financial Corp. for stock and cash consideration totaling approximately $92,642,000 on January 1, 2023. Accounting for an acquisition requires management to record the assets acquired and liabilities assumed at fair value. The estimation of fair values related to acquired loans and the core deposit intangible required management to make significant judgments and assumptions. The acquired loans were initially recorded at $740,659,000 and the core deposit intangible was initially recorded at $19,249,000.

We identified auditing the fair value of acquired loans and the core deposit intangible as a critical audit matter because it involved especially subjective auditor judgment and audit effort to evaluate the significant judgments made by management, including the need for specialized skills.

The primary procedures performed to address this critical audit matter included:

- Testing the effectiveness of management's controls addressing:

  - o Evaluation of the appropriateness of methods and assumptions applied in the estimate of fair value over the acquired loans and core deposit intangible.

  - o Evaluation of the relevance and reliability of data used in the valuation of acquired loans and core deposit intangible.

- Substantive testing including:

  - o Evaluation of, with the assistance of our internal valuation specialists, the appropriateness of the methods and significant assumptions applied in the estimate of the fair value of acquired loans and the core deposit intangible, including the application of those assumptions used in the calculation.

  - o Evaluation of the relevance and reliability of data used in the valuation of acquired loans and the core deposit intangible.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

Columbus, Ohio
March 07, 2024



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Farmers National Banc Corp.

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheet of Farmers National Bancorp. (the Company) as of December 31, 2022, the related consolidated statements of income, comprehensive income, stockholders' equity,and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor from 2019 through 2022.

Maumee, Ohio
March 9, 2023

CONSOLIDATED BALANCE SHEETS
(Table Dollar Amounts in Thousands except Per Share Data)

December 31,	2023	2022
ASSETS		
Cash and due from banks	$ 28,896	$ 21,395
Federal funds sold and other	74,762	54,156
TOTAL CASH AND CASH EQUIVALENTS	103,658	75,551
Debt securities available for sale, at fair value (amortized cost $1,516,841 in 2023 and $1,534,512 in 2022)	1,299,701	1,268,025
Other investments	35,311	33,444
Loans held for sale, at fair value	3,711	858
Loans	3,198,127	2,404,750
Less allowance for credit losses	34,440	26,978
NET LOANS	3,163,687	2,377,772
Premises and equipment, net	44,364	30,764
Goodwill	167,446	94,640
Other intangibles, net	22,842	7,026
Bank owned life insurance	99,482	74,972
Affordable housing investments	17,893	13,559
Other assets	120,255	105,589
TOTAL ASSETS	$ 5,078,350	$ 4,082,200
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 1,026,630	$ 896,957
Interest-bearing	3,150,756	2,526,760
Brokered time deposits	0	138,051
TOTAL DEPOSITS	4,177,386	3,561,768
Short-term borrowings	355,000	95,000
Long-term borrowings	88,663	88,211
Other liabilities	52,886	44,926
TOTAL LIABILITIES	4,673,935	3,789,905
Commitments and contingent liabilities (Note 14)		
Stockholders' equity		
Common Stock, no par value; 50,000,000 shares authorized; 39,321,709 and 35,128,962 shares issued and 37,502,773 and 34,055,125 shares outstanding, respectively	365,305	305,340
Retained earnings	236,757	212,375
Accumulated other comprehensive income (loss)	(172,554)	(210,490)
Treasury stock, at cost; 1,818,936 and 1,073,837 shares, respectively	(25,093)	(14,930)
TOTAL STOCKHOLDERS' EQUITY	404,415	292,295
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,078,350	$ 4,082,200

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME
(Table Dollar Amounts in Thousands except Per Share Data)

Years ended December 31,		2023		2022		2021
INTEREST AND DIVIDEND INCOME						
Loans, including fees	$	171,808	$	107,790	$	94,820
Taxable securities		26,231		20,843		11,399
Tax exempt securities		10,834		11,898		9,542
Dividends		1,986		871		498
Federal funds sold and other interest income		2,476		684		200
TOTAL INTEREST AND DIVIDEND INCOME		213,335		142,086		116,459
INTEREST EXPENSE						
Deposits		63,106		13,085		6,775
Short-term borrowings		8,357		1,408		7
Long-term borrowings		4,086		3,427		1,687
TOTAL INTEREST EXPENSE		75,549		17,920		8,469
NET INTEREST INCOME		137,786		124,166		107,990
Provision for credit losses		8,718		250		4,649
Provision for unfunded commitments		435		872		244
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES AND UNFUNDED COMMITMENTS		128,633		123,044		103,097
NONINTEREST INCOME						
Service charges on deposit accounts		6,322		4,716		3,660
Bank owned life insurance income, including death benefits		2,442		1,810		1,338
Trust fees		10,108		9,638		9,438
Insurance agency commissions		5,444		4,402		3,456
Security gains (losses), including fair value changes for equity securities		(471)		(454)		1,004
Retirement plan consulting fees		1,406		1,389		1,421
Investment commissions		1,978		2,183		2,276
Net gains on sale of loans		2,391		2,062		8,285
Other mortgage banking income (loss), net		711		291		(136)
Debit card and EFT fees		7,059		5,814		5,144
Legal settlement		0		8,375		0
Other operating income		4,471		3,976		2,307
TOTAL NONINTEREST INCOME		41,861		44,202		38,193
NONINTEREST EXPENSE						
Salaries and employee benefits		57,374		45,013		39,393
Occupancy and equipment		15,434		11,379		8,486
FDIC insurance and state and local taxes		5,848		3,951		2,859
Professional fees		4,351		6,114		4,191
Merger related costs		5,475		4,070		7,109
Advertising		1,793		1,947		1,859
Intangible amortization		3,434		1,973		1,362
Core processing charges		4,639		3,348		3,198
Charitable donation		0		6,000		0
Other operating expenses		13,448		10,616		10,719
TOTAL NONINTEREST EXPENSE		111,796		94,411		79,176
INCOME BEFORE INCOME TAXES		58,698		72,835		62,114
INCOME TAXES		8,766		12,238		10,270
NET INCOME	$	49,932	$	60,597	$	51,844
EARNINGS PER SHARE:						
Basic	$	1.34	$	1.79	$	1.78
Diluted	$	1.33	$	1.79	$	1.77

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Table Dollar Amounts in Thousands except Per Share Data)

Years ended December 31,		2023		2022		2021
NET INCOME	$	49,932	$	60,597	$	51,844
Other comprehensive income (loss):						
Net unrealized holding gains (losses) on available for sale securities		48,805		(278,620)		(15,333)
Reclassification adjustment for losses (gains) realized in income on sales		498		415		(838)
Reclassification adjustment for (gains) losses realized in income on fair value hedge		(1,282)		0		0
Net unrealized holding gains (losses)		48,021		(278,205)		(16,171)
Income tax effect		(10,084)		58,423		3,396
Unrealized holding gains (losses), net of reclassification and tax		37,937		(219,782)		(12,775)
Change in funded status of post-retirement plan, net of tax		(1)		(3)		38
Other comprehensive income (loss), net of tax		37,936		(219,785)		(12,737)
TOTAL COMPREHENSIVE INCOME (LOSS)	$	87,868	$	(159,188)	$	39,107

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Table Dollar Amounts in Thousands except Per Share Data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance December 31, 2020	$ 208,763	$ 138,073	$ 22,032	$ (18,771)	$ 350,097
Net income		51,844			51,844
Other comprehensive loss			(12,737)		(12,737)
Restricted share issuance	(412)			412	0
Restricted share forfeitures	52			(52)	0
Stock based compensation expense	1,193				1,193
Vesting of Long Term Incentive Plan	(2,136)			2,136	0
Share forfeitures for taxes				(443)	(443)
Share issuance as part of a business combination	98,921				98,921
Cumulative impact of ASU 2016-13 adoption (CECL)		(1,936)			(1,936)
Retirement of Cortland shares owned by Farmers	(258)				(258)
Dividends paid at $0.47 per share		(14,085)			(14,085)
Treasury share purchases				(164)	(164)
Balance December 31, 2021	306,123	173,896	9,295	(16,882)	472,432
Net income		60,597			60,597
Other comprehensive loss			(219,785)		(219,785)
Restricted share issuance	(1,816)			1,816	0
Restricted share forfeitures	42			(42)	0
Stock based compensation expense	1,817				1,817
Vesting of Long Term Incentive Plan	(826)			369	(457)
Share forfeitures for taxes				(191)	(191)
Dividends paid at $0.65 per share		(22,118)			(22,118)
Balance December 31, 2022	305,340	212,375	(210,490)	(14,930)	292,295
Net income		**49,932**			**49,932**
Other comprehensive income			**37,936**		**37,936**
Share issuance as part of a business combination	**59,202**				**59,202**
Restricted share issuance	**(1,470)**			**1,482**	**12**
Restricted share forfeitures	**49**			**(46)**	**3**
Stock based compensation expense	**2,612**				**2,612**
Vesting of Long Term Incentive Plan	**(428)**			**431**	**3**
Share forfeitures for taxes				**(370)**	**(370)**
Treasury share purchases				**(11,660)**	**(11,660)**
Dividends paid at $0.68 per share		**(25,550)**			**(25,550)**
Balance December 31, 2023	**$ 365,305**	**$ 236,757**	**$ (172,554)**	**$ (25,093)**	**$ 404,415**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Table Dollar Amounts in Thousands except Per Share Data)

Years ended December 31,		2023		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	49,932	$	60,597	$	51,844
Adjustments to reconcile net income to net cash from operating activities:						
Provision for credit losses		8,718		250		4,649
Provision for unfunded commitments		435		872		244
Depreciation and amortization		7,327		4,899		3,539
Net amortization of securities		925		4,817		3,555
Available for sale security losses (gains)		498		415		(838)
Realized (gains) losses on equity securities		(27)		39		(166)
Losses (gains) on premises and equipment sales and disposals, net		316		(20)		247
Stock compensation expense		2,612		1,817		1,193
Earnings on bank owned life insurance		(2,337)		(1,626)		(1,298)
Income recognized from death benefit on bank owned life insurance		(105)		(184)		(40)
Origination of loans held for sale		(64,647)		(102,150)		(398,011)
Proceeds from loans held for sale		64,910		105,956		406,381
Net (gains) on sale of loans		(2,391)		(2,062)		(8,285)
Net change in other assets and liabilities		(3,860)		7,119		(8,081)
NET CASH FROM OPERATING ACTIVITIES		62,306		80,739		54,933
CASH FLOWS FROM INVESTING ACTIVITIES						
Proceeds from maturities and repayments of securities available for sale		58,562		78,265		74,376
Proceeds from sales of securities available for sale		85,306		37,190		35,175
Purchases of securities available for sale		(650)		(239,240)		(849,941)
Proceeds from sale of equity securities		69		72		258
Purchases of equity securities		(70)		(78)		(68)
Proceeds from maturities and repayments of SBIC funds		2,030		2,740		1,261
Purchases of SBIC funds		(1,870)		(3,067)		(1,116)
Purchases of regulatory stock		(30,288)		(5,833)		(22)
Proceeds from redemption of regulatory stock		36,084		3,142		2,198
Loan originations and payments, net		(61,919)		(77,198)		231,479
Proceeds from loans held for sale previously classified as portfolio loans		6,785		0		0
Proceeds from BOLI death benefit		419		693		352
Proceeds from land and building sales		533		1,399		37
Additions to premises and equipment		(3,880)		(2,559)		(1,375)
Net cash received (paid) in business combinations		(13,175)		(1,033)		83,773
NET CASH FROM INVESTING ACTIVITIES		77,936		(205,507)		(423,613)
CASH FLOWS FROM FINANCING ACTIVITIES						
Net change in deposits		(260,195)		14,533		241,083
Net change in short-term borrowings		185,000		95,000		(6,767)
Repayments of long-term borrowings		0		0		(66,980)
Proceeds from long term borrowings		0		0		73,749
Cash dividends paid		(25,396)		(22,004)		(14,072)
Repurchase of common shares		(11,544)		0		(164)
NET CASH FROM FINANCING ACTIVITIES		(112,135)		87,529		226,849
NET CHANGE IN CASH AND CASH EQUIVALENTS		28,107		(37,239)		(141,831)
Beginning cash and cash equivalents		75,551		112,790		254,621
Ending cash and cash equivalents	$	103,658	$	75,551	$	112,790
Supplemental cash flow information:						
Interest paid	$	78,520	$	16,461	$	8,482
Income taxes paid	$	6,700	$	10,100	$	12,500
Supplemental noncash disclosures:						
Issuance of stock for business combinations	$	59,202	$	0	$	98,921
Issuance of stock awards	$	1,913	$	2,184	$	2,136
Transfer of loans to loans held for sale	$	7,510	$	0	$	0
Lease liabilities assumed from obtaining right-of-use assets	$	1,289	$	1,628	$	0

See Note 2 regarding non-cash transactions included in the acquisition

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands except Per Share Data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Farmers National Banc Corp. ("Company") and its wholly-owned subsidiaries, The Farmers National Bank of Canfield ("Bank" or "Farmers Bank"), Farmers Trust Company ("Farmers Trust") and Farmers National Captive, Inc. ("Captive"). The consolidated financial statements also include the accounts of the Bank's subsidiaries; Farmers National Insurance, LLC ("Farmers Insurance") and Farmers of Canfield Investment Co. ("Farmers Investments"). The Company completed its acquisition of Emclaire Financial Corp., ("Emclaire") on January 1, 2023 and has since included its results of operations in the Consolidated Statements of Income. Together all entities are referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company provides full banking services, including wealth management services and mortgage banking activity, through the Bank. As a national bank, the Bank is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The primary area served by the Bank is the northeastern region of Ohio and the western region of Pennsylvania, through sixty-four (64) locations. The Company provides trust services and retirement consulting services through its Farmers Trust subsidiary and insurance services through the Bank's Insurance subsidiary. Farmers Trust has a state-chartered bank license to conduct trust business from the Ohio Department of Commerce – Division of Financial Institutions. The primary purpose of Farmers Investments is to invest in municipal securities. On November 20, 2023 the Captive entity was dissolved. Before its dissolution the Captive provided property and casualty insurance coverage to the Company and its subsidiaries. Captive pooled resources with eleven similar insurance subsidiaries of financial institutions to spread a limited amount of risk among the pool members and to provide insurance where not available or economically feasible.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations: Business combinations are accounted for by applying the acquisition method. As of acquisition date, the identifiable assets acquired and liabilities assumed are measured at fair value and recognized separately from goodwill. Results of operations of the acquired entities are included in the consolidated statement of income from the date of acquisition.

Cash Flows: Cash and cash equivalents include cash on hand, deposits with other financial institutions with maturities fewer than ninety (90) days, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Net cash flows are reported for loan and deposit transactions, short-term borrowings and other assets and liabilities.

Securities: Debt securities classified as available for sale are those that could be sold for liquidity, investment management, or similar reasons, even though management has no present intentions to do so. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Premiums are amortized to the earliest call date. Purchases and sales are recorded on the trade date, with resulting gains and losses determined using the specific identification method.

A debt security is placed on non-accrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against income.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. As of December 31, 2023 the Company has not recorded an allowance for credit losses on available-for-sale securities.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors.

Mortgage loans held for sale are sold with or without servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for credit losses. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually evaluated loans.

For all classes of loans, when interest accruals are discontinued, interest accrued but not received is reversed against interest income. Interest on such loans is thereafter recorded on a cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Purchased Credit Deteriorated Loans (PCD): The Company acquires loans individually and in groups or portfolios. At acquisition, the Company reviews each loan to determine whether there is evidence of more than insignificant deterioration of credit quality since origination. Loans having an aggregate commitment of $250 thousand or greater and exhibiting the following characteristics have evidence of more than insignificant deterioration.

- The loan is 30 days past due or greater as of the acquisition date.

- The loan originated as a pass rated credit and has since been downgraded to a criticized or classified credit as of the acquisition date.

- The loan has a non-accrual status as of the acquisition date.

PCD loans are recorded at fair value. An allowance for credit losses ("ACL") is determined using the same methodology as other loans held for investment. The sum of the purchase price and ACL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and par value of the loan is a noncredit discount or premium which is amortized into interest income over the life of the loan. These loans are assessed on a regular basis and subsequent adjustments to the ACL are recorded on the statements of income.

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company's derivatives are interest-rate swaps and mortgage banking derivatives. These are used as part of the Company's asset and liability management strategy to aid in managing its interest rate risk position. The Company uses derivatives for balance sheet hedging purposes.

Concentration of Credit Risk: There are no significant concentrations of loans to any one industry or customer. However, most of the Company's business activity is with customers located within Northeastern Ohio. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of an eleven county area. Loans secured by real estate represent 68.2% of the total portfolio and changes related to the real estate markets are monitored by management.

Allowance for Credit Losses: On January 1, 2021, the Company adopted the current expected credit loss model ("CECL"). This methodology for calculating the allowance for credit losses considers the expected loss over the life of the loan. It also considers historical loss rates and other qualitative adjustments, as well as a new forward-looking component that considers reasonable and supportable forecasts over the expected life of each loan. To develop the ACL estimate under the current expected loss model, the Company segments the loan portfolio into loan pools based on loan type and similar credit risk elements. The Company uses the cohort ("cohort") and the probability of default/loss given default ("PD/LGD") methodologies as described in the Credit Quality Indicators section of the loan footnote. Under ASC 326, if a loan does not share similar risk characteristics with loans in that pool, expected credit losses for that loan are evaluated individually. The Company has established specific thresholds for the loan portfolio that trigger when loans need to be evaluated individually. Including but not limited to commercial loans with an aggregate book balance of $500 thousand or greater, or consumer loans with book balance of $250 thousand or greater in which their payment of contractual principal balance and or interest is in doubt (nonaccrual status). In addition, ASC 326 requires the Company to establish a separate liability for anticipated credit losses for unfunded commitments.

Under CECL the credit loss estimation process involves procedures that consider the unique characteristics of the Company's loan portfolio segments. These segments are disaggregated into the loan pools for monitoring. A model of risk characteristics, such as loss history and delinquency experience, trends in past due and non-performing loans, as well as existing economic conditions and supportable forecasts are used to determine credit loss assumptions.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company has identified the following portfolio segments and measures the ACL using the following methods:

Commercial Real Estate Owner-Occupied, nonfarm nonresidential properties – The Company originates mortgage loans to operating companies primarily in the northeastern region of Ohio and western region of Pennsylvania. Owner-occupied real estate properties primarily include retail buildings, medical buildings and industrial/warehouse space. Owner-occupied loans are typically repaid first by the cash flows generated by the borrower's business operations. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Factors that may influence a borrower's ability to repay their loan include demand for the business' products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions.

Commercial Real Estate Non-Owner Occupied, nonfarm nonresidential properties – The Company originates mortgage loans for commercial real estate that is managed as an investment property primarily in the northeastern region of Ohio and western region of Pennsylvania. Commercial real estate properties primarily include retail buildings/shopping centers, hotels, office/medical buildings and industrial/warehouse space. Increases in vacancy rates, interest rates or other changes in general economic conditions can have an impact on the borrower and its ability to repay the loan. Commercial real estate loans are generally considered to have a higher degree of credit risk as they may be dependent on the ongoing success and operating viability of a fewer number of tenants who are occupying the property and who may have a greater degree of exposure to economic conditions.

Farmland (including farm residential and other improvements) – The Company originates loans secured by farmland and improvements thereon, secured by mortgages. Farmland includes all land known to be used or usable for agricultural purposes, such as crop and livestock production. Farmland also includes grazing or pasture land, whether tillable or not and whether wooded or not. The primary risk characteristics are specific to the uncertainty on production, market, financial, environmental and human resources.

Commercial Real Estate Other – The Company originates mortgage loans for multifamily properties primarily in the northeastern region of Ohio and western region of Pennsylvania and construction loans to finance land development preparatory to erecting new structures or the on-site construction of industrial, commercial, or multi-family buildings. Multifamily loans are expected to be repaid from the cash flows of the underlying property so the collective amount of rents must be sufficient to cover all operating expenses, property management and maintenance, taxes and debt service. Increases in vacancy rates, interest rates or other changes in general economic conditions can have an impact on the borrower and its ability to repay the loan. Construction loans include not only construction of new structures, but also additions or alterations to existing structures and the demolition of existing structures to make way for new structures. Construction loans are generally secured by real estate. The primary risk characteristics are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of construction may be customer specific, such as the quality and depth of property management, or related to changes in general economic conditions.

Commercial and Industrial – The Company originates lines of credit and term loans to operating companies for business purposes. The loans are generally secured by business assets such as accounts receivable, inventory, business vehicles and equipment. Commercial and Industrial loans are typically repaid first by the cash flows generated by the borrower's business operations. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Factors that may influence a borrower's ability to repay their loan include demand for the business' products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions. The ability of the Company to foreclose and realize sufficient value from business assets securing these loans is often uncertain. To mitigate the risk characteristics of commercial and industrial loans, commercial real estate may be included as a secondary source of collateral. The Company will often require more frequent reporting requirements from the borrower in order to better monitor its business performance. The Company also originates various types of loans made directly to municipalities and nonprofit organizations. These loans are repaid through general cash flows or through specific revenue streams and charitable contributions. The primary risk characteristics associated with municipal loans are the municipality's or nonprofit's ability to manage cash flow, balance the fiscal budget, fixed asset and infrastructure requirements. Additional risks include changes in demographics, as well as social and political conditions.

Agricultural Production –The Company originates loans secured or unsecured to farm owners and operators for the purpose of financing agricultural production, including the growing and storing of crops, the marketing or carrying of agricultural products by the growers thereof, and the breeding, raising, fattening, or marketing of livestock, and for purchases of farm machinery, equipment, and implements. The primary risk characteristics are specific to the uncertainty on production, market, financial, environmental and human resources.

1-4 Family Residential Real Estate – The Company originates 1-4 family residential mortgage and construction loans primarily within the northeastern region of Ohio and western region of Pennsylvania. These loans are secured by first or second liens on a primary residence or investment property. The primary risk characteristics associated with residential mortgage loans typically involve major changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as medical expenses, catastrophic events, divorce or death. Residential mortgage loans that have adjustable rates could expose the borrower to higher payments in a rising rate environment. Real estate values could decrease and cause the value of the underlying property to fall below the loan amount, creating additional potential loss exposure for the Company. Residential construction loans are exposed to uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of construction may be customer specific, or related to changes in general economic conditions.

Home Equity Lines of Credit – The primary risk characteristics associated with home equity lines of credit typically involve changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as major medical expenses, catastrophic events, divorce and death. Home equity lines of credit are typically originated with variable or floating interest rates, which could expose the borrower to higher payments in a rising interest rate environment. Real estate values could decrease and cause the value of the underlying property to fall below the loan amount, creating additional potential loss exposure for the Company.

Indirect Loans – The Company originates consumer loans extended for the purpose of purchasing new and used passenger cars and other vehicles such as minivans, vans, sport-utility vehicles, pickup trucks, recreational vehicles, and motorcycles for personal use. The primary risk characteristics associated with automobile loans typically involve major changes to the borrower, including unemployment or other loss of income, unexpected significant expenses, such as for major medical expenses, catastrophic events, divorce or death.

Consumer Direct – The Company originates loans to individuals for household, family, and other personal expenditures. Consumer loans generally have higher interest rates and shorter terms than residential loans but tend to have higher credit risk due to the type of collateral securing the loan or in some cases the absence of collateral. The primary risk characteristics associated with other consumer loans typically involve major changes to the borrower, including unemployment or other loss of income, unexpected significant expenses, such as for major medical expenses, catastrophic events, divorce or death.

Consumer Other – The Company originates lines of credit to individuals for household, family, and other personal expenditures. Consumer loans generally have higher interest rates and shorter terms than residential loans but tend to have higher credit risk due to the type of collateral securing the loan or in some cases the absence of collateral. The primary risk characteristics associated with other revolving loans typically involve major changes to the borrower, including unemployment or other loss of income, unexpected significant expenses, such as for major medical expenses, catastrophic events, divorce or death.

The Company uses two methodologies, the cohort and the PD/LGD, to analyze loan pools. Cohort relies on the creation of cohorts to capture loans that qualify for a particular segment, as of a point in time. Those loans are then tracked over their remaining lives to determine their loss experience. The Company aggregates financial assets on the basis of similar risk characteristics when evaluating loans on a collective basis. Those characteristics include, but aren't limited to, internal or external credit score, risk ratings, financial asset, loan type, collateral type, size, effective interest rate, term, or geographical location. The Company uses cohort primarily for consumer loan portfolios.

The probability of default ("PD") portion of PD/LGD is defined by the Company as 90 days past due, placed on non-accrual, or partially or wholly, charged-off. Typically, a one-year time period is used to asses PD. PD can be measured and applied using various risk criteria. Risk rating is one common way to apply PDs. Loss given default ("LGD") is to determine the percentage of loss by facility or collateral type. LGD estimates can sometimes be driven, or influenced, by product type, industry or geography. The Company uses PD/LGD primarily for commercial loan portfolios.

A reassessment of the existing acquired loans occurred in the third quarter of 2021. This was to align with the calculation of the ACL being used under the CECL model. To the extent that any purchased loan is not specifically reviewed, such loan is assumed to have characteristics similar to the characteristics of the originated risk pools. The grade for each purchased loan without evidence of credit deterioration is reviewed subsequent to the date of acquisition any time a loan is renewed or extended or at any time information becomes available to the Company that provides material insight regarding the loan's performance, the status of the borrower or the quality or value of the underlying collateral. To the extent that current information indicates it is probable that the Company will collect all amounts according to the contractual terms thereof, such loan is not individually considered in the determination of the required allowance for credit losses. To the extent that current information indicates it is probable that the Company will not be able to collect all amounts according to the contractual terms thereof, such loan is considered in the determination of the required level of allowance as a loan individually evaluated.

The ACL represents management's estimate of expected credit losses in the Company's loan portfolio at the balance sheet date. The Company estimates the ACL based on the amortized cost basis of the underlying loan and has made an accounting policy election to exclude accrued interest from the loan's amortized cost basis and the related measurement of the ACL. Estimating the amount of the ACL is a function of a number of factors, including but not limited to changes in the loan portfolio, net charge-offs, trends in past due and nonaccrual loans, and the level of potential problem loans, all of which may be susceptible to significant change. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowance. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable and probable. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, and combinations of the listed modifications. Therefore, the disclosures related to loan restructurings are only for modifications that directly affect cash flows. Any restructuring of a loan in which the borrower has experienced financial difficulty and the terms of the loan are more favorable than would generally be considered for borrowers with the same credit characteristics would be individually evaluated. Otherwise, the restructured loan remains in the appropriate segment in the ACL model.

Servicing Rights: When mortgage loans are sold and servicing rights are retained, the servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data to validate the model results and assumptions. The fair value of the mortgage servicing rights as of December 31, 2023 and 2022 was $5.39 million and $5.28 million, respectively.

All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the assets compared to carrying amount. Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping. At December 31, 2023 and 2022, there was a valuation allowance totaling $54 thousand and $17 thousand, respectively.

Servicing fee income is recorded when earned for servicing loans based on a contractual percentage of the outstanding principal or a fixed amount per loan. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees, late fees and ancillary fees related to loan servicing are not considered significant for financial reporting.

Foreclosed Assets: Assets acquired through or in lieu of loan foreclosure are initially recorded at fair value less costs to sell, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrow conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. These assets are recorded in other assets on the balance sheets as other real estate owned ("OREO"). Operating costs after acquisition are expensed. The Company had $92 thousand of OREO recorded at December 31, 2023. There was zero recorded in 2022.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Leases: Leases are classified as operating or finance leases at the lease commencement date. The Company leases certain locations and equipment. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal.

Restricted Stock: The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. These stocks are carried at cost, classified as restricted securities included in other investments, and periodically evaluated for impairment based on ultimate recovery of par value. Restricted stock totaled $20.2 million at December 31, 2023 and $18.2 million in 2022. Cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Goodwill and Other Intangible Assets: Goodwill resulting from a business combination is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired as of the acquisition date. Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually. The Company has selected September 30 as the date to perform the annual goodwill impairment tests associated with the acquisitions of Farmers Trust, Farmers Insurance and the recent Banking acquisitions. Intangible assets with finite useful lives are amortized over their estimated useful lives. Goodwill is the only intangible asset with an indefinite life on the balance sheet. Core deposit intangible assets arising from bank acquisitions are amortized over their estimated useful lives of 7 to 8 years. Non-compete contracts are amortized on a straight-line basis, over the term of the agreements. Customer relationship and trade name intangibles are amortized over a range of 13 to 15 years on an accelerated method.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The market price of the Company's common stock at the grant date is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of matching and discretionary contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock equity awards. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains and losses on securities available for sale and changes in the funded status of the post-retirement plan, which are recognized as separate components of equity, net of tax effects.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any matters currently that would have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank ("FRB") was required to meet regulatory reserve and clearing requirements.

Equity: Treasury stock is carried at cost.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank and Farmers Trust to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note 7. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments: Operations are managed and financial performance is primarily aggregated and reported in two lines of business, the Bank segment and Farmers Trust segment. The Company discloses segment information in Note 23.

Reclassification: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Newly Issued, Not Yet Effective Accounting Standards:

On March 12, 2020, the FASB issued ASU 2020-04 and amended by ASU 2021-01, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, to ease the burden of accounting for contract modifications related to reference rate reform. The amendments in ASU 2020-04 create a new Topic in the Codification, ASC 848, *Reference Rate Reform*, which contains guidance that is designed to simplify how entities account for contracts that are modified to replace LIBOR or other benchmark interest rates with new rates. The amendments in ASU 2020-04 give entities the option to apply expedients and exceptions to contract modifications that are made until December 31, 2022, if certain criteria are met. If adopted, these amendments and exceptions should be applied to all eligible modifications to contracts that are accounted for under an ASC Topic or industry Subtopic. The guidance in ASC 848 will not apply to any contract modifications made after December 31, 2022. The amendments in this update are elective and can be applied during the period of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU 2022-06 that defers the sunset date from December 31, 2022 to December 31, 2024. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

NOTE 2 – BUSINESS COMBINATIONS

On January 1, 2023, the Company completed its previously announced merger with Emclaire Financial Corp., a Pennsylvania corporation and registered financial holding company ("Emclaire"), pursuant to the Agreement and Plan of Merger dated as of March 23, 2022. The Farmers National Bank of Emlenton, the banking subsidiary of Emclaire, merged with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company, with Farmers Bank as the surviving bank. Pursuant to the terms of the Merger Agreement, at the effective time of the

Merger (the "Effective Time") Emclaire merged with and into Merger Sub (the "Merger"), with Merger Sub as the surviving entity in the Merger. Promptly following the consummation of the Merger, Merger Sub was dissolved and liquidated and The Farmers National Bank of Emlenton, the banking subsidiary of Emclaire, merged with and into The Farmers National Bank of Canfield, the national banking subsidiary of the Company, with Farmers Bank as the surviving bank. Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each common share, without par value, of Emclaire common shares issued and outstanding was converted into the right to receive, without interest, $40.00 in cash or 2.15 common shares, without par value, of the Company's common shares, subject to an overall limitation of 70% of the Emclaire common shares being exchanged and the remaining 30% of Emclaire common shares being exchanged for the cash. The transaction created expansion for the Company in Pennsylvania and into the Pittsburgh market. The Company issued 4.2 million shares of its common stock along with cash of $33.4 million, which represented a transaction value of approximately $92.6 million based on its closing stock price of $14.12 on December 31, 2022.

In accordance with ASC 805, the Company expensed approximately $5.5 million of merger related costs, for the Emclaire acquisition, during 2023, in addition to $2.0 million expensed for the year of 2022. The Company recorded goodwill of $72.9 million as a result of the combination. Goodwill represents the future economic benefits arising from net assets acquired that are not individually identified and separately recognized and is attributable to synergies, including the reduction of personnel and overlapping contracts, expected to be derived from the Company's strategy to enhance and expand its presence in Pennsylvania. The merger offers the Company the opportunity to increase profitability by introducing existing products and services to the acquired customer base as well as add new customers in the expanded market area. The goodwill was determined not to be deductible for income tax purposes.

The following table summarizes the consideration paid for Emclaire and the amounts of the assets acquired and liabilities assumed on the closing date of the acquisition.

Consideration		
Cash	$	33,440
Stock		59,202
Fair value of total consideration transferred	$	92,642
Fair value of assets acquired		
Cash and cash equivalents	$	20,265
Securities available for sale		126,970
Other investments		7,795
Loans, net		740,659
Premises and equipment		14,808
Bank owned life insurance		22,485
Core deposit intangible		19,249
Current and deferred taxes		17,708
Other assets		7,682
Total assets acquired		977,621
Fair value of liabilities assumed		
Deposits		875,813
Short-term borrowings		75,000
Accrued interest payable and other liabilities		7,104
Total liabilities		957,917
Net assets acquired	$	19,704
Goodwill created		72,938
Total net assets acquired	$	92,642

The fair value of net assets acquired includes fair value adjustments to certain receivables that were considered performing as of the acquisition date. The fair value adjustments were determined using the income method, discounted cash flow approach. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered purchase credit deteriorated ("PCD") at the acquisition date and were not subject to the guidance relating to PCD loans. Receivables acquired that were not subject to these requirements had a fair value and gross contractual amounts receivable of $714.4 million and $764.8 million on the date of acquisition.

The fair value of purchased financial assets that were classified as PCD loans are discussed in the loan footnote.

The following table presents unaudited pro forma information as if the Emclaire acquisition that occurred on January 1, 2023 actually took place on January 1, 2022. The unaudited pro forma information for the period ended December 31, 2022 include adjustments of interest income on loans, amortization of core deposit intangibles arising from the transaction, interest expense on deposits and borrowings acquired. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effective on the assumed date.

	2022
Net interest income	$ 168,692
Provision for credit losses	17,246
Noninterest income	47,206
Noninterest expense	137,930
Income before income taxes	60,722
Income tax expense	10,007
Net income	$ 50,715
Basic earnings per share	$ 1.34
Diluted earnings per share	$ 1.33

The above unaudited pro forma information excludes nonrecurring merger costs that totaled $4.4 million on an after-tax basis.

On July 1, 2022, Farmers National Insurance, LLC acquired substantially all of the assets of Randy L. Jones Agency, Inc., doing business as Champion Insurance for $900 thousand. Intangible assets of $633 thousand were recorded along with goodwill of $267 thousand.

NOTE 3 – SECURITIES AVAILABLE FOR SALE

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2023, and 2022, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss). No allowance for credit losses have been recognized for the securities portfolio at December 31, 2023 or 2022.

2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. government sponsored entities	$ 145,439	$ 113	$ (17,597)	$ 127,955
State and political subdivisions	644,880	4,792	(93,503)	556,169
Corporate bonds	18,554	187	(466)	18,275
Mortgage-backed securities - residential	624,529	1	(104,144)	520,386
Collateralized mortgage obligations	80,227	331	(6,559)	73,999
Small Business Administration	3,212	0	(295)	2,917
Totals	$ 1,516,841	$ 5,424	$ (222,564)	$ 1,299,701

2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. government sponsored entities	$ 149,712	$ 0	$ (21,616)	$ 128,096
State and political subdivisions	651,705	266	(121,891)	530,080
Corporate bonds	4,181	0	(302)	3,879
Mortgage-backed securities - residential	672,784	12	(117,654)	555,142
Collateralized mortgage obligations	52,291	0	(4,937)	47,354
Small Business Administration	3,839	0	(365)	3,474
Totals	$ 1,534,512	$ 278	$ (266,765)	$ 1,268,025

The proceeds from sales of available-for-sale securities and the associated gains and losses were as follows:

	2023	**2022**	**2021**
Proceeds	$ 85,306	$ 37,190	$ 35,175
Gross gains	441	6	863
Gross losses	(939)	(421)	(25)

The tax provision (benefit) related to these net realized gains (losses) was $(105) thousand, $(87) thousand, and $176 thousand, respectively.

The amortized cost and fair value of the debt securities portfolio are shown by expected maturity. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations, with or without a call, or prepayment penalties. Securities not due at a single maturity date are shown separately.

Available for sale	**December 31, 2023**	
Maturity	Amortized Cost	Fair Value
Within one year	$ 600	$ 592
One to five years	32,288	30,039
Five to ten years	186,137	168,851
Beyond ten years	589,848	502,917
Mortgage-backed Securities, Collateralized Mortgage Obligations and Small Business Administration	707,968	597,302
Totals	$ 1,516,841	$ 1,299,701

Securities with a carrying amount of $1.1 billion at December 31, 2023, were pledged to secure public deposits and term borrowings and securities with a carrying amount of $479 million at December 31, 2022, were pledged to secure public deposits. Farmers Trust had securities with a carrying amount of $117 thousand at year-end 2023 and $100 thousand at year-end 2022, pledged to qualify as a fiduciary in the State of Ohio.

In each year, there were no holdings of any issuer that exceeded 10% of stockholders' equity, except for the U.S. Government, its agencies and its sponsored entities.

The following table summarizes the investment securities with unrealized losses for which an allowance for credit losses has not been recorded at December 31, 2023 and 2022, aggregated by major security type and length of time in a continuous unrealized loss position.

2023

Description of Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury and U.S. government sponsored entities	$ 399	$ (1)	$ 122,361	$ (17,596)	$ 122,760	$ (17,597)
State and political subdivisions	15,852	(1,684)	428,416	(91,819)	444,268	(93,503)
Corporate bonds	8,463	(284)	3,881	(182)	12,344	(466)
Mortgage-backed securities - residential	5,113	(76)	515,259	(104,068)	520,372	(104,144)
Collateralized mortgage obligations	20,019	(980)	43,808	(5,579)	63,827	(6,559)
Small Business Administration	0	0	2,917	(295)	2,917	(295)
Total temporarily impaired	$ 49,846	$ (3,025)	$1,116,642	$ (219,539)	$1,166,488	$ (222,564)

2022

Description of Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury and U.S. government sponsored entities	$ 52,311	$ (5,835)	$ 75,685	$ (15,781)	$ 127,996	$ (21,616)
State and political subdivisions	306,709	(56,650)	191,584	(65,241)	498,293	(121,891)
Corporate bonds	2,893	(122)	986	(180)	3,879	(302)
Mortgage-backed securities - residential	101,476	(13,545)	453,233	(104,109)	554,709	(117,654)
Collateralized mortgage obligations	42,140	(4,137)	5,214	(800)	47,354	(4,937)
Small Business Administration	1,295	(122)	2,179	(243)	3,474	(365)
Total temporarily impaired	$ 506,824	$ (80,411)	$ 728,881	$ (186,354)	$1,235,705	$ (266,765)

As of December 31, 2023, the Company's security portfolio consisted of 978 securities, 743 of which were in an unrealized loss position. The majority of unrealized losses on the Company's securities are related to its holdings of mortgage-backed securities and state and political subdivisions. Furthermore, the treasury, agency, mortgage-backed securities, collateralized mortgage obligations and small business administration securities that the Company owns are all issued by government sponsored entities. The Company does not consider any of its available for sale ("AFS") securities with unrealized losses to be attributable to credit-related factors, as the unrealized losses have occurred as a result of changes in noncredit related factors such as changes in interest rates, market spreads and market conditions subsequent to purchase, not credit deterioration. The vast majority of the Company's state and political subdivisions holdings are of high credit quality, and are rated AA or higher. In addition, management has both the ability and intent to hold the securities for a period of time sufficient to allow for the recovery in fair value. As of December 31, 2023, the Company has not recorded an allowance for credit losses on AFS securities.

Equity Securities

The Company also holds equity securities which include $14.9 million in Small Business Investment Company ("SBIC") partnership investments as well as $226 thousand in local and regional bank holdings and other miscellaneous equity funds at December 31, 2023. At December 31, 2022 the Company held $15.0 million in SBIC investments and $196 thousand in local and regional bank holdings and other miscellaneous equity funds. Gains were recognized in income in 2023 and 2022 in compliance with ASU 2016-01, which requires all equity securities to be measured at their fair value with changes in fair value being recognized through the statements of income.

NOTE 4 – LOANS

Loan balances at year end were as follows:

(In Thousands of Dollars)		2023		2022
Commercial real estate				
Owner occupied	$	399,273	$	330,768
Non-owner occupied		712,315		563,652
Farmland		202,950		188,850
Other		224,218		133,630
Commercial				
Commercial and industrial		346,354		293,643
Agricultural		58,338		58,087
Residential real estate				
1-4 family residential		843,697		475,791
Home equity lines of credit		142,441		132,179
Consumer				
Indirect		226,815		197,125
Direct		23,805		16,421
Other		9,164		7,714
Total originated loans	$	3,189,370	$	2,397,860
Net deferred loan costs		8,757		6,890
Allowance for credit losses		(34,440)		(26,978)
Net loans	$	3,163,687	$	2,377,772

Allowance for credit loss activity

The following tables present the activity in the allowance for credit losses by portfolio segment for years ended December 31, 2023, 2022 and 2021:

December 31, 2023 (In Thousands of Dollars)		Commercial Real Estate		Commercial		Residential Real Estate		Consumer		Total
Allowance for credit losses										
Beginning balance	$	14,840	$	4,186	$	4,374	$	3,578	$	26,978
PCD ACL on loans acquired		850		138		11		0		999
Provision for credit losses		2,808		1,931		2,834		1,145		8,718
Loans charged off		(349)		(1,272)		(384)		(932)		(2,937)
Recoveries		1		104		81		496		682
Total ending allowance balance	$	18,150	$	5,087	$	6,916	$	4,287	$	34,440

December 31, 2022 (In Thousands of Dollars)		Commercial Real Estate		Commercial		Residential Real Estate		Consumer		Total
Allowance for credit losses										
Beginning balance	$	15,879	$	4,949	$	4,870	$	3,688	$	29,386
Provision for credit losses		(742)		1,204		(493)		281		250
Loans charged off		(300)		(2,042)		(92)		(870)		(3,304)
Recoveries		3		75		89		479		646
Total ending allowance balance	$	14,840	$	4,186	$	4,374	$	3,578	$	26,978

December 31, 2021	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Allowance for credit losses					
Beginning balance	$ 10,746	$ 5,018	$ 3,687	$ 2,693	$ 22,144
Impact of CECL adoption	(2,137)	259	193	3,845	2,160
Provision for credit losses	6,226	(349)	1,121	(2,349)	4,649
PCD ACL on loans acquired	1,081	210	4	0	1,295
Loans charged off	(70)	(388)	(297)	(912)	(1,667)
Recoveries	33	199	162	411	805
Total ending allowance balance	$ 15,879	$ 4,949	$ 4,870	$ 3,688	$ 29,386

The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Company's historical loss experience from December 31, 2011 to December 31, 2023. As of December 31, 2023, the Company expects that the markets in which it operates will experience minimal changes to economic conditions, with a stable trend in unemployment, and a level trend of delinquencies. Management adjusted historical loss experience for these expectations. No reversion adjustments were necessary, as the starting point for the Company's estimate was a cumulative loss rate covering the expected contractual term of the portfolio. While there are many factors that go into the calculation of the allowance for credit losses, the change in the balances from December 31, 2022 to December 31, 2023 is largely attributed to the Emclaire merger.

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2023:

(In Thousands of Dollars)	Nonaccrual with no allowance for credit loss	Nonaccrual with an allowance for credit loss	Loans past due over 89 days still accruing
December 31, 2023			
Commercial real estate			
Owner occupied	$ 1,804	$ 830	$ 0
Non-owner occupied	19	1,491	0
Farmland	1,957	9	0
Other	0	80	0
Commercial			
Commercial and industrial	394	1,408	0
Agricultural	203	317	0
Residential real estate			
1-4 family residential	348	3,009	460
Home equity lines of credit	240	210	69
Consumer			
Indirect	22	300	125
Direct	65	69	1
Other	0	5	0
Total loans	$ 5,052	$ 7,728	$ 655

The above table for the period ending December 31, 2023 does not include a $1.63 million non-owner occupied commercial real estate loan that is held-for-sale and in nonaccrual status. There were no nonaccrual or past due loans related to loans held-for-sale at December 31, 2022.

The following table presents the recorded investment in nonaccrual and loans past due 90 days or more still on accrual by class of loans as of December 31, 2022:

	2022	
	Nonaccrual	Loans Past Due 90 Days or More Still Accruing
(In Thousands of Dollars)		
Commercial real estate		
Owner occupied	$ 993	$ 0
Non-owner occupied	3,031	0
Farmland	2,183	0
Other	33	
Commercial		
Commercial and industrial	3,840	50
Agricultural	299	0
Residential real estate		
1-4 family residential	2,703	310
Home equity lines of credit	735	58
Consumer		
Indirect	313	62
Direct	179	12
Other	2	0
Total loans	$ 14,311	$ 492

The following table presents the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2023:

(In Thousands of Dollars)	Real Estate	Business Assets	Vehicles	Cash
December 31, 2023				
Commercial real estate				
Owner occupied	$ 1,804	$ 0	$ 0	$ 0
Non-owner occupied	1,335	0	0	0
Farmland	1,957	0	0	0
Other	0	0	0	0
Commercial				
Commercial and industrial	94	867	0	0
Agricultural	0	203	0	0
Residential real estate				
1-4 family residential	3,352	0	0	0
Home equity lines of credit	294	0	0	0
Consumer				
Indirect	0	0	53	0
Direct	0	0	19	66
Other	0	0	0	0
Total loans	$ 8,836	$ 1,070	$ 72	$ 66

The following tables present the aging of the amortized cost basis in past due loans as of December 31, 2023 and 2022 by class of loans:

December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Nonaccrual	Total Past Due	Loans Not Past Due	Total
(In Thousands of Dollars)						
Commercial real estate						
Owner occupied	$ 302	$ 293	$ 2,634	$ 3,229	$ 395,799	$ 399,028
Non-owner occupied	90	0	1,510	1,600	710,195	711,795
Farmland	365	0	1,966	2,331	200,395	202,726
Other	0	0	80	80	223,697	223,777
Commercial						
Commercial and industrial	540	199	1,802	2,541	345,278	347,819
Agricultural	292	40	520	852	58,223	59,075
Residential real estate						
1-4 family residential	6,819	4,488	3,817	15,124	828,437	843,561
Home equity lines of credit	729	34	519	1,282	141,189	142,471
Consumer						
Indirect	2,045	289	447	2,781	232,105	234,886
Direct	153	23	135	311	23,514	23,825
Other	4	0	5	9	9,155	9,164
Total loans	$ 11,339	$ 5,366	$ 13,435	$ 30,140	$ 3,167,987	$ 3,198,127

December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Nonaccrual	Total Past Due	Loans Not Past Due	Total
Commercial real estate						
Owner occupied	$ 159	$ 0	$ 993	$ 1,152	$ 329,305	$ 330,457
Non-owner occupied	0	0	3,031	3,031	560,013	563,044
Farmland	0	0	2,183	2,183	186,399	188,582
Other	0	0	33	33	133,288	133,321
Commercial						
Commercial and industrial	1,034	185	3,890	5,109	289,297	294,406
Agricultural	104	20	299	423	58,166	58,589
Residential real estate						
1-4 family residential	4,247	1,775	3,013	9,035	466,313	475,348
Home equity lines of credit	115	92	793	1,000	131,209	132,209
Consumer						
Indirect	1,267	298	375	1,940	202,683	204,623
Direct	234	70	191	495	15,962	16,457
Other	0	5	2	7	7,707	7,714
Total loans:	$ 7,160	$ 2,445	$ 14,803	$ 24,408	$ 2,380,342	$ 2,404,750

Loan Restructurings:

The Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2023, which eliminates the recognition and measurement of troubled debt restructurings ("TDRs"). Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, and combinations of the listed modifications. Therefore, the disclosures related to loan restructurings are only for modifications that directly affect cash flows.

Any restructuring of a loan in which the borrower has experienced financial difficulty and the terms of the loan are more favorable than would generally be considered for borrowers with the same credit characteristics would be individually evaluated. Otherwise, the restructured loan remains in the appropriate segment in the ACL model.

The following table presents the amortized cost basis of loans that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2023, by class and type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

December 31, 2023	Amortized Cost				
(In Thousands of Dollars)	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction	Total	% of Total Class of Financing Receivable
Residential real estate					
1-4 family residential	$ 48	$ 30	$ 132	$ 210	0.03%
Total modifications to borrowers experiencing financial difficulty	$ 48	$ 30	$ 132	$ 210	0.01%

As of December 31, 2023, the Company had no commitments to lend any additional funds to the borrowers included in the previous table.

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified in the twelve months ended December 31, 2023:

December 31, 2023	Payment status (Amortized cost Basis)		
(In Thousands of Dollars)	Current	30-89 Days past due	90+ Days past due
Accrual restructured loans			
Residential real estate			
1-4 family residential	$ 132	$ 30	$ 0
Total accruing restructured loans	$ 132	$ 30	$ 0
Nonaccrual restructured loans			
Residential real estate			
1-4 family residential	$ 48	$ 0	$ 0
Total nonaccrual restructured loans	$ 48	$ 0	$ 0
Total restructured loans	$ 180	$ 30	$ 0

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty during the twelve months ended December 31, 2023:

	Payment Deferral	Interest Rate Reduction		Term Extension
	Weighted-Average Years Added to the Life	Weighted-Average Contractual Interest Rate		Weighted-Average Years Added to the Life
December 31, 2023		From	To	
Residential real estate				
1-4 family residential		4.77%	3.38%	6.3

The following table presents the amortized cost basis of loans that had a payment default during the year ended December 31, 2023 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty. For purposes of this disclosure a default occurs when within 12 months of the original modification, a loan is 30 days contractually past due under the modified terms:

December 31, 2023		Amortized Cost		
(In Thousands of Dollars)		Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction
Residential real estate				
1-4 family residential	$	0	$ 30	$ 0
Total modifications to borrowers experiencing financial difficulty	$	0	$ 30	$ 0

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance of credit losses is adjusted by the same amount.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company establishes a risk rating at origination for all commercial loan and commercial real estate relationships. For relationships over $1 million management monitors the loans on an ongoing basis for any changes in the borrower's ability to service their debt. Management also affirms the risk ratings for the loans and leases in their respective portfolios on an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

December 31, 2023		Pass		Special Mention		Sub standard		Total
(In Thousands of Dollars)								
Commercial real estate								
Owner occupied	$	386,015	$	9,628	$	3,385	$	399,028
Non-owner occupied		648,063		27,938		35,794		711,795
Farmland		200,240		0		2,486		202,726
Other		215,459		0		8,318		223,777
Commercial								
Commercial and industrial		334,764		646		12,409		347,819
Agricultural		58,506		17		552		59,075
Total loans	$	1,843,047	$	38,229	$	62,944	$	1,944,220

December 31, 2022	Pass		Special Mention		Sub standard		Total
Commercial real estate							
Owner occupied	$ 324,979	$	1,193	$	4,285	$	330,457
Non-owner occupied	527,267		25,541		10,236		563,044
Farmland	186,057		0		2,525		188,582
Other	133,218		0		103		133,321
Commercial							
Commercial and industrial	282,412		777		11,217		294,406
Agricultural	58,002		250		337		58,589
Total loans	$ 1,511,935	$	27,761	$	28,703	$ 1,568,399

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For residential, consumer and indirect loan classes, the Company evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The above table for the period ending December 31, 2023 does not include a $1.63 million non-owner occupied commercial real estate loan that is held-for-sale and risk-rated substandard. There were no special mention or substandard loans related to loans held-for-sale at December 31, 2022. In the 1-4 family residential real estate portfolio at December 31, 2023, other real estate owned and foreclosure properties were $92 thousand and $207 thousand, respectively. At December 31, 2022, other real estate owned and foreclosure properties were $0 and $129 thousand, respectively.

The following table presents the amortized cost in residential, consumer and indirect auto loans based on payment activity. Nonperforming loans are loans past due 90 days and still accruing interest and nonaccrual loans.

December 31, 2023 (In Thousands of Dollars)	Residential Real Estate		Consumer		
	1-4 Family Residential	Home Equity Lines of Credit	Indirect	Direct	Other
Performing	$ 839,744	$ 141,952	$ 234,439	$ 23,690	$ 9,159
Nonperforming	3,817	519	447	135	5
Total loans	$ 843,561	$ 142,471	$ 234,886	$ 23,825	$ 9,164

December 31, 2022	Residential Real Estate			Consumer		
	1-4 Family Residential	Home Equity Lines of Credit		Indirect	Direct	Other
Performing	$ 472,335	$ 131,416	$	204,248	$ 16,266	$ 7,712
Nonperforming	3,013	793		375	191	2
Total loans	$ 475,348	$ 132,209	$	204,623	$ 16,457	$ 7,714

The following table presents total loans by risk categories and year of origination.

As of December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
Commercial real estate								
Risk Rating								
Pass..........	$ 176,071	$ 250,364	$ 202,288	$ 128,800	$ 138,444	$ 338,829	$ 14,741	$ 1,249,537
Special mention.....	0	293	12,156	8,779	6,565	9,773	0	37,566
Substandard	0	0	3,972	18,232	3,982	20,627	684	47,497
Total commercial real estate loans.......	$ 176,071	$ 250,657	$ 218,416	$ 155,811	$ 148,991	$ 369,229	$ 15,425	$ 1,334,600
Commercial real estate current period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 145	$ 204	$ 0	$ 349
Commercial and industrial								
Risk Rating								
Pass..........	$ 90,807	$ 85,255	$ 40,444	$ 21,794	$ 9,736	$ 23,030	$ 63,698	$ 334,764
Special mention.....	0	141	355	21	0	0	129	646
Substandard	195	3,551	980	404	1,077	699	5,503	12,409
Total commercial loans....	$ 91,002	$ 88,947	$ 41,779	$ 22,219	$ 10,813	$ 23,729	$ 69,330	$ 347,819
Commercial and industrial current period gross write-offs	$ 0	$ 178	$ 579	$ 11	$ 16	$ 394	$ 0	$ 1,178
Agricultural								
Risk Rating								
Pass..........	$ 36,314	$ 57,469	$ 29,807	$ 37,620	$ 20,020	$ 61,033	$ 16,483	$ 258,746
Special mention.....	0	0	0	0	0	0	17	17
Substandard	0	33	448	225	50	2,282	0	3,038
Total agricultural loans	$ 36,314	$ 57,502	$ 30,255	$ 37,845	$ 20,070	$ 63,315	$ 16,500	$ 261,801
Agricultural current period gross write-offs	$ 0	$ 15	$ 70	$ 3	$ 0	$ 6	$ 0	$ 94
Residential real estate								
Risk Rating								
Pass..........	$ 63,365	$ 171,587	$ 164,271	$ 132,022	$ 49,035	$ 245,980	$ 3,652	$ 829,912
Special mention.....	0	229	0	66	107	1,655	0	2,057
Substandard	37	104	510	2,546	353	8,042	0	11,592
Total residential real estate loans.......	$ 63,402	$ 171,920	$ 164,781	$ 134,634	$ 49,495	$ 255,677	$ 3,652	$ 843,561
Residential real estate current period gross write-offs	$ 52	$ 0	$ 49	$ 130	$ 0	$ 129	$ 0	$ 360

Home equity lines of credit

Risk Rating								
Pass	$ 0	$ 19	$ 14	$ 44	$ 7	$ 1,911	$ 138,356	$ 140,351
Special mention	0	0	0	0	0	0	0	0
Substandard	0	26	13	82	44	1,856	99	2,120
Total home equity lines of credit	$ 0	$ 45	$ 27	$ 126	$ 51	$ 3,767	$ 138,455	$ 142,471

Home equity lines of credit current period gross write-offs	$ 0	$ 0	$ 0	$ 8	$ 0	$ 16	$ 0	$ 24

Consumer

Risk Rating								
Pass	$ 77,977	$ 75,517	$ 34,754	$ 22,580	$ 12,344	$ 34,840	$ 9,002	$ 267,014
Substandard	54	125	175	188	133	186	0	861
Total consumer loans	$ 78,031	$ 75,642	$ 34,929	$ 22,768	$ 12,477	$ 35,026	$ 9,002	$ 267,875

Consumer current period gross write-offs	$ 44	$ 176	$ 93	$ 86	$ 32	$ 352	$ 149	$ 932

As of December 31, 2022	Term Loans Amortized Cost Basis by Origination Year 2022	2021	2020	2019	2018	Prior	Revolving Loans	Total
Commercial real estate								
Risk Rating								
Pass	$ 188,240	$ 174,841	$ 120,883	$ 138,342	$ 89,769	$ 256,103	$ 17,286	$ 985,464
Special mention	0	711	1,861	5,286	624	18,252	0	26,734
Substandard	0	18	256	1,968	267	10,952	1,163	14,624
Total commercial real estate loans	$ 188,240	$ 175,570	$ 123,000	$ 145,596	$ 90,660	$ 285,307	$ 18,449	$1,026,822
Commercial								
Risk Rating								
Pass	$ 100,368	$ 45,872	$ 34,110	$ 16,854	$ 13,574	$ 14,664	$ 56,970	$ 282,412
Special mention	0	197	0	0	0	0	580	777
Substandard	3,642	1,331	356	152	110	1,761	3,865	11,217
Total commercial loans	$ 104,010	$ 47,400	$ 34,466	$ 17,006	$ 13,684	$ 16,425	$ 61,415	$ 294,406
Agricultural								
Risk Rating								
Pass	$ 51,096	$ 36,376	$ 44,133	$ 23,661	$ 24,003	$ 45,490	$ 19,300	$ 244,059
Special mention	0	0	0	0	0	0	250	250
Substandard	0	379	235	72	0	2,146	30	2,862
Total agricultural loans	$ 51,096	$ 36,755	$ 44,368	$ 23,733	$ 24,003	$ 47,636	$ 19,580	$ 247,171
Residential real estate								
Risk Rating								
Pass	$ 83,951	$ 112,463	$ 76,095	$ 31,404	$ 22,918	$ 135,757	$ 3,956	$ 466,544
Special mention	0	0	70	118	76	93	0	357
Substandard	0	136	249	121	9	7,932	0	8,447
Total residential real estate loans	$ 83,951	$ 112,599	$ 76,414	$ 31,643	$ 23,003	$ 143,782	$ 3,956	$ 475,348
Home equity lines of credit								
Risk Rating								
Pass	$ 0	$ 10	$ 0	$ 0	$ 16	$ 1,394	$ 128,622	$ 130,042
Special mention	0	0	0	0	0	0	49	49
Substandard	0	13	137	20	0	1,848	100	2,118
Total home equity lines of credit	$ 0	$ 23	$ 137	$ 20	$ 16	$ 3,242	$ 128,771	$ 132,209
Consumer								
Risk Rating								
Pass	$ 98,530	$ 46,945	$ 32,284	$ 20,849	$ 10,918	$ 10,942	$ 7,302	$ 227,770
Special mention	0	0	0	0	0	0	0	0
Substandard	102	113	267	230	109	202	1	1,024
Total consumer loans	$ 98,632	$ 47,058	$ 32,551	$ 21,079	$ 11,027	$ 11,144	$ 7,303	$ 228,794

The Company follows ASU 2016-13 to calculate the allowance for credit losses which requires estimating credit losses over the lifetime of the credits. The ACL is adjusted through the provision for credit losses and reduced by net charge offs of loans. Although the Company has a diversified loan portfolio, the credit risk in the loan portfolio is largely influenced by general economic conditions and trends of the counties and markets in which the debtors operate, and the resulting impact on the operations of borrowers or on the value of any underlying collateral.

The credit loss estimation process involves procedures that consider the unique characteristics of the Company's loan portfolio segments. These segments are disaggregated into the loan pools for monitoring. A model of risk characteristics, such as loss history and delinquency experience, trends in past due and non-performing loans, as well as existing economic conditions and supportable forecasts are used to determine credit loss assumptions.

The Company uses two methodologies to analyze loan pools. The cohort method and the PD/LGD. Cohort relies on the creation of cohorts to capture loans that qualify for a particular segment, as of a point in time. Those loans are then tracked over their remaining lives to determine their loss experience. The Company aggregates financial assets

on the basis of similar risk characteristics when evaluating loans on a collective basis. Those characteristics include, but are not limited to, internal or external credit score, risk ratings, financial asset, loan type, collateral type, size, effective interest rate, term, or geographical location. The Company uses cohort primarily for consumer loan portfolios.

The probability of default portion of PD/LGD is defined by the Company as 90 days past due, placed on non-accrual, or is partially or wholly, charged-off. Typically, a one-year time period is used to asses PD. PD can be measured and applied using various risk criteria. Risk rating is one common way to apply PDs. Loss given default is to determine the percentage of loss by facility or collateral type. LGD estimates can sometimes be driven, or influenced, by product type, industry or geography. The Company uses PD/LGD primarily for commercial loan portfolios.

The following table presents the loan pools and the associated methodology used during the calculation of the allowance for credit losses in 2023.

Portfolio Segments	Loan Pool	Methodology	Loss Drivers
Residential real estate	1-4 Family Residential Real Estate - 1st Liens	Cohort	Credit Loss History
	1-4 Family Residential Real Estate - 2nd Liens	Cohort	Credit Loss History
Home Equity Lines of Credit	Home Equity Lines of Credit	Cohort	Credit Loss History
Consumer Finance	Cash Reserves	Cohort	Credit Loss History
	Direct	Cohort	Credit Loss History
	Indirect	Cohort	Credit Loss History
Commercial	Commercial and Industrial	PD/LGD	Credit Loss History
	Agricultural	PD/LGD	Credit Loss History
	Municipal	PD/LGD	Credit Loss History
Commercial real estate	Owner Occupied	PD/LGD	Credit Loss History
	Non-Owner Occupied	PD/LGD	Credit Loss History
	Multifamily	PD/LGD	Credit Loss History
	Farmland	PD/LGD	Credit Loss History
	Construction	PD/LGD	Credit Loss History

According to accounting standards, an entity may make an accounting policy election not to measure an allowance for credit losses for accrued interest receivable if the entity writes off the applicable accrued interest receivable balance in a timely manner. The Company has made the accounting policy election not to measure an allowance for credit losses for accrued interest receivables for all loan segments. Current policy dictates that a loan will be placed on nonaccrual status, with the current accrued interest receivable balance being written off, upon the loan being 90 days delinquent or when the loan is deemed to be collateral dependent and the collateral analysis shows insufficient collateral coverage based on a current assessment of the value of the collateral.

In addition, ASC Topic 326 requires the Company to establish a liability for anticipated credit losses for unfunded commitments. To accomplish this, the Company must first establish a loss expectation for extended (funded) commitments. This loss expectation, expressed as a ratio to the amortized cost basis, is then applied to the portion of unfunded commitments not considered unilaterally cancelable, and considered by the company's management as likely to fund over the life of the instrument. At December 31, 2023, the Company had $753 million in unfunded commitments and set aside $1.84 million in anticipated credit losses. At December 31, 2022, the Company had $603 million in unfunded commitments and set aside $1.4 million in anticipated credit losses. The $150 million increase in unfunded commitments and $435 thousand provision for anticipated credit losses is attributed to the Emclaire merger. This reserve is recorded in other liabilities as opposed to the ACL.

The determination of ACL is complex and the Company makes decisions on the effects of factors that are inherently uncertain. Evaluations of the loan portfolio and individual credits require certain estimates, assumptions and judgments as to the facts and circumstances related to particular situations or credits. The ACL was $34.4 million at December 31, 2023 and $27.0 million at December 31, 2022. The $7.4 million increase is attributed to the Emclaire merger that was partially offset by improvements in the Company's maximum loss rates that anchor the qualitative factors, reclassification of construction loans balances that were placed into their permanent loan pool, adjustments made to the Commercial Staffing qualitative factor and release of reserves related to loans transferred to held for sale.

Purchased Loans

As a result of the Emclaire merger, the Company acquired $740.7 million in loans.

	2023
Par value of acquired loans at acquisition	$ 797,616
Net purchase discount	(55,958)
Allowance for credit losses of PCD loans	(999)
Purchase price of loans at acquisition	**$ 740,659**

Under ASC Topic 326, when loans are purchased with evidence of more than insignificant deterioration of credit, they are accounted for as purchase credit deteriorated ("PCD"). PCD loans acquired in a transaction are marked to fair value and a mark on yield is recorded. In addition, an adjustment is made to the ACL for the expected loss on the acquisition date. These loans are assessed on a regular basis and subsequent adjustments to the ACL are recorded on the income statement. During 2023, the Company acquired PCD loans with a fair value of $25.9 million, credit discount of $999 thousand and a noncredit discount of $5.5 million. The remaining discounts for all acquired PCD loans as of December 31, 2023 are $4.4 million. The outstanding balance at December 31, 2023 and related allowance on PCD loans is as follows (in thousands):

	Loan Balance	ACL Balance
Commercial real estate		
Owner Occupied	$ 430	$ 19
Non-owner Occupied	30,653	914
Farmland	9	0
Commercial		
Commercial and industrial	2,229	158
Agricultural	149	9
Residential real estate		
1-4 family residential	1,211	7
Home equity lines of credit	3	0
Total	**$ 34,684**	**$ 1,107**

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

All material revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income. ASC 606 rules govern the disclosure of revenue tied to contracts. The following table presents the Company's noninterest income by revenue stream and reportable segment, net of eliminations, for the years ended December 31, 2023, 2022 and 2021. Items outside the scope of ASC 606 are noted as such.

(In Thousands of Dollars)	Trust Segment	Bank Segment	Totals
December 31, 2023			
Service charges on deposit accounts	$ 0	$ 6,322	$ 6,322
Debit card and EFT fees	0	7,059	7,059
Trust fees	10,108	0	10,108
Insurance agency commissions	0	5,444	5,444
Retirement plan consulting fees	1,406	0	1,406
Investment commissions	0	1,978	1,978
Other (outside the scope of ASC 606)	0	9,544	9,544
Total noninterest income	$ 11,514	$ 30,347	$ 41,861

(In Thousands of Dollars)	Trust Segment	Bank Segment	Totals
December 31, 2022			
Service charges on deposit accounts	$ 0	$ 4,716	$ 4,716
Debit card and EFT fees	0	5,814	5,814
Trust fees	9,638	0	9,638
Insurance agency commissions	0	4,402	4,402
Retirement plan consulting fees	1,389	0	1,389
Investment commissions	0	2,183	2,183
Other (outside the scope of ASC 606)	8,375	7,685	16,060
Total noninterest income	$ 19,402	$ 24,800	$ 44,202

(In Thousands of Dollars)	Trust Segment	Bank Segment	Totals
December 31, 2021			
Service charges on deposit accounts	$ 0	$ 3,660	$ 3,660
Debit card and EFT fees	0	5,144	5,144
Trust fees	9,438	0	9,438
Insurance agency commissions	0	3,456	3,456
Retirement plan consulting fees	1,421	0	1,421
Investment commissions	0	2,276	2,276
Other	0	12,798	12,798
Total noninterest income	$ 10,859	$ 27,334	$ 38,193

A description of the Company's revenue streams under ASC 606 follows:

Service Charges on Deposit Accounts – The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Management reviewed the deposit account agreements, and determined that the agreements can be terminated at any time by either the Bank or the account holder. Transaction fees, such as balance transfers, wires and overdraft charges are settled the day the performance obligation is satisfied. The Bank's monthly service charges and maintenance fees are for services provided to the customer on a monthly basis and are considered a series of services that have the same pattern of transfer each month. The review of service charges assessed on deposit accounts, included the amount of variable consideration that is a part of the monthly charges. It was found that the waiver of service charges due to insufficient funds and dormant account fees is immaterial and would not require a change in the accounting treatment for these fees under the new revenue standards.

Debit Card and EFT Fees – Customers and the Bank have an account agreement and maintain deposit balances with the Bank. Customers use a bank issued debit card to purchase goods and services, and the Bank earns interchange fees on those transactions, typically a percentage of the sale amount of the transaction. The Bank records the amount due when it receives the settlement from the payment network. Payments from the payment network are received and recorded into income on a daily basis. There are no contingent debit card or EFT fees recorded by the Company that could be subject to a clawback in future periods.

Trust Fees – Services provided to Farmers Trust customers are a series of distinct services that have the same pattern of transfer each month. Fees for trust accounts are billed and drafted from trust accounts monthly. The Company records these fees on the income statement on a monthly basis. Fees are assessed based on the total investable assets of the customer's trust account. A signed contract between the Company and the customer is maintained for all customer trust accounts with payment terms identified. It is probable that the fees will be collectible as funds being managed are accessible by the asset manager. Past history of trust fee income recorded by the Company indicates that it is highly unlikely that a significant reversal could occur. There are no contingent incentive fees recorded by the Company that could be subject to a clawback in future periods.

Insurance Agency Commissions – Insurance agency commissions are received from insurance carriers for the agency's share of commissions from customer premium payments. These commissions are recorded into income when checks are received from the insurance carriers, and there is no contingent portion associated with these commission checks. There may be a short time-lag in recording revenue when cash is received instead of recording the revenue when the policy is signed by the customer, but the time lag is insignificant and does not impact the revenue recognition process.

Insurance also receives incentive checks from the insurance carriers for achieving specified levels of production with particular carriers. These amounts are recorded into income when a check is received, and there are no contingent amounts associated with these payments that may be clawed back by the carrier in the future. Similar to the monthly commissions explained in the preceding paragraph, there may be a short time-lag in recording incentive revenue on a cash basis as opposed to estimating the amount of incentive revenue expected to be earned, this does not materially impact the recognition of Insurance revenue. If there were any amounts that would need to be refunded for one specific Insurance customer, management believes the reversal would not be significant.

Other potential situations surrounding the recognition of Farmers Insurance revenue include estimating potential refunds due to the likely cancellation of a percentage of customers cancelling their policies and recording revenue at the time of policy renewals.

Retirement Plan Consulting Fees – The fees earned from retirement plan consulting are generated by Farmers Trust. Revenue is recognized based on the level of work performed for the client. Any payments that are received for work to be performed in the future are recorded in a deferred revenue account, and recorded into income when the fees are earned.

Investment Commissions – Investment commissions are earned through the sales of non-deposit investment products to customers of the Company. The sales are conducted through a third-party broker-dealer. When the commissions are received and recorded into income on the Bank's income statement, there is no contingent portion that may need to be refunded back to the broker dealer.

Other – Income items included in "Other" are Bank owned life insurance income, security gains, net gains on the sale of loans and other operating income. There was a one-time legal settlement of $8.4 million in 2022. Any amounts within the scope of ASC 606 are deemed immaterial.

NOTE 6 – LOAN SERVICING

The Company has retained servicing rights to mortgage loans sold to both the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal Home Loan Bank (FHLB) of Pittsburgh. Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

	2023	2022
Mortgage loan portfolios serviced for:		
FHLMC	$ 544,140	$ 532,868
FHLB Pittsburgh	28,405	0
Ending balance	$ 572,545	$ 532,868

Custodial escrow balances maintained in connection with serviced loans were $4.8 million at December 31, 2023 and $4.4 million at December 31, 2022.

Mortgage servicing rights are recorded on the balance sheets as other assets. Activity for mortgage servicing rights for years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Servicing rights:			
Beginning balance	$ 3,331	$ 3,403	$ 3,198
Additions	588	960	1,556
Acquired in merger	305	0	0
Amortization to expense	(735)	(1,015)	(1,351)
Total servicing rights before valuation allowance	$ 3,489	$ 3,348	$ 3,403
Change in valuation allowance	(37)	(17)	0
Ending balance	$ 3,452	$ 3,331	$ 3,403

Fair value at year end 2023 was determined using discount rates ranging from 9% to 11% and prepayment speeds ranging from 100 PSA to 418 PSA (Public Securities Association Standard Prepayment Model), depending on the stratification of the specific mortgage servicing right. Fair value at year end 2022 was determined using discount rates ranging from 9% to 11% and prepayment speeds ranging from 105 PSA to 326 PSA, depending on the stratification of the specific mortgage servicing right.

NOTE 7 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities

The Company uses a third party service to estimate fair value on available for sale securities on a monthly basis. The Company's service provider uses a leading evaluation pricing service for U.S. domestic fixed income securities and values securities using exit pricing requirements. The Company independently corroborates the fair value received through this pricing service by obtaining the pricing through a second source. The fair values for investment securities, which consist of equity securities that are recorded at fair value to comply with exit pricing, are determined by quoted market prices in active markets, if available (Level 1). The equity securities change in fair value is recorded in the income statement. For securities where quoted prices are not available, fair values are calculated based on quoted prices for similar assets in active markets, quoted prices for similar assets in markets that are not active or inputs other than quoted prices, which provide a reasonable basis for fair value determination. Such inputs may include interest rates and yield curves, prepayment speeds, credit risks and default rates. The inputs used are principally derived from observable market data (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). The fair values of Level 3 investment securities are determined by using unobservable inputs to measure fair value of assets for which there is little, if any, market activity at the measurement date, using reasonable inputs and assumptions based on the best information at the time, to the extent that inputs are available without undue cost and effort.

At December 31, 2023, the Company determined that no securities had a fair value less than amortized cost that was as a result of credit deterioration as outlined in ASU 2016-13.

Loans Held For Sale, at Fair Value

The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors (Level 2).

Mortgage Banking Derivatives

The fair value of mortgage banking derivatives are calculated using derivative valuation models that utilize quoted prices for similar assets adjusted for the specific attributes of the commitments and other observable market data at the valuation date. (Level 2).

Loan Servicing Rights

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount at the end of each quarter. If the carrying amount of an individual tranche exceeds the fair value then an impairment is recorded on that tranche so that the servicing asset is carried at fair value. The calculation of the fair value is performed by an independent third party and the model uses factors such as the interest rate, prepayment speeds and other default rate assumptions that market participants would use in estimating the future net servicing income that can be validated against available market data (Level 2).

Interest Rate Swaps

The Company periodically enters into interest rate swap agreements with its commercial customers who desire a fixed rate loan term that is longer than the Company is willing to extend. The Company enters into a reciprocal swap agreement with a third party that offsets the interest rate risk from the interest rate extended to the customer. The fair value of these interest rate swap derivative instruments is calculated by an independent third party and are based upon valuation models that use observable market data as of the measurement date. (Level 2).

The Company also entered into a fair value hedge to mitigate the risk of further interest rate increases and the subsequent impact on the valuation of the company's state and political subdivision municipal bond portfolio. The Company uses an independent third party to perform a market valuation analysis for this derivative (Level 2).

Collateral Dependent Loans

Fair value estimates of collateral dependent loans that are individually reviewed are based on the fair value of the collateral, less estimated costs to sell. Loans carried at fair value generally receive individual allocations of the allowance for credit losses in 2022 and 2023. For collateral dependent loans, fair value is commonly based on recent real estate appraisals or in quoted sales price in certain instances. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Adjustments to a quoted price are routinely made to factor in data that affect the marketability of the collateral. Such adjustments, in both instances, are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. These loans are evaluated on a quarterly basis and adjusted accordingly.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair values are commonly based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent loans and other real estate owned are performed by certified general appraisers (for commercial and commercial real estate properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Appraisal Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what adjustments should be made to appraisals to arrive at fair value.

Assets measured at fair value on a recurring basis are summarized below:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at December 31, 2023 Using:		
Financial Assets				
Investment securities available-for sale				
U.S. Treasury and U.S. government sponsored entities	$ 127,955	$ 0	127,955	$ 0
State and political subdivisions	556,169	0	556,169	0
Corporate bonds	18,275	0	16,935	1,340
Mortgage-backed securities-residential	520,386	0	520,386	0
Collateralized mortgage obligations	73,999	0	73,999	0
Small Business Administration	2,917	0	2,917	0
Total investment securities	$ 1,299,701	$ 0	$ 1,298,361	$ 1,340
Equity securities	$ 226	$ 226	$ 0	$ 0
Loans held for sale	3,711	0	3,711	0
Interest rate swaps	4,191	0	4,191	0
Interest rate lock commitments	109	0	109	0
Financial Liabilities				
Interest rate swaps	$ 4,191	$ 0	$ 4,191	$ 0
Fair value hedge derivative	836	0	836	0
Mortgage banking derivative	14	0	14	0

		Fair Value Measurements at December 31, 2022 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Investment securities available-for sale				
U.S. Treasury and U.S. government sponsored entities	$ 128,096	$ 0	$ 128,096	$ 0
State and political subdivisions	530,080	0	530,080	0
Corporate bonds	3,879	0	3,879	0
Mortgage-backed securities-residential	555,142	0	555,141	1
Collateralized mortgage obligations	47,354	0	47,354	0
Small Business Administration	3,474	0	3,474	0
Equity securities				
Equity securities at fair value	196	196	0	0
Other equity investments measured at net asset value	15,048	n/a	n/a	n/a
Total investment securities	$ 1,283,269	$ 196	$ 1,268,024	$ 1
Loans held for sale	$ 858	$ 0	$ 858	$ 0
Interest rate swaps	5,503	0	5,503	0
Mortgage banking derivative	31	0	31	0
Financial Liabilities				
Interest rate swaps	$ 5,503	$ 0	$ 5,503	$ 0

There were no significant transfers between Level 1 and Level 2 during 2023 or 2022.

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31:

	Investment Securities Available-for-sale (Level 3)		
	2023	2022	2021
Beginning Balance	$ 1	$ 3	$ 4
Transfers between levels	0	0	0
Acquired and/or purchased	1,600	0	0
Discount accretion (premium amortization)	48	0	0
Repayments, calls and maturities	(401)	(2)	(1)
Changes to unrealized gains (losses)	92	0	0
Ending Balance	$ 1,340	$ 1	$ 3

Assets Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2023 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Individually Evaluated loans				
Commercial real estate				
Non-Owner occupied	$ 838	$ 0	$ 0	$ 838
Commercial	267	0	0	267
1–4 family residential	1,547	0	0	1,547
Mortgage servicing rights	210	0	0	210

		Fair Value Measurements at December 31, 2022 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Individually Evaluated loans				
Commercial real estate				
Non-Owner occupied	$ 746	$ 0	$ 0	$ 746
Commercial	395	0	0	395
1–4 family residential	74	0	0	74

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at year ended 2023 and 2022:

December 31, 2023	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range Weighted Average
Individually Evaluated				
Commercial real estate	$ 838	Income approach	Adjustment for difference between cap rates of comparable sales	(49.65%) - 46.77% (16.63%)
Commercial	267	Quoted price for collateral	Offer price	64.38%
Residential	1,547	Sales comparison	Adjustment for differences between comparable sales	(5.39%) - (2.11%) (2.67%)

December 31, 2022	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range Weighted Average
Individually Evaluated				
Commercial real estate	$ 746	Quoted price for collateral	Offer price	7.45%
Commercial	395	Quoted price for collateral	Offer price	43.00%
Residential	74	Sales comparison	Adjustment for differences between comparable sales	(13.77%) - (5.68%) (13.77%)

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of financial instruments not previously presented, at December 31, 2023 and December 31, 2022 are as follows:

	Carrying Amount	Fair Value Measurements at December 31, 2023 Using:			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 103,658	$ 28,896	$ 74,762	$ 0	$ 103,658
Regulatory stock	20,197	n/a	n/a	n/a	n/a
Loans, net	3,163,687	0	0	3,015,732	3,015,732
Financial liabilities					
Deposits	4,177,386	3,452,104	719,497	0	4,171,601
Short-term borrowings	355,000	0	355,000	0	355,000
Long-term borrowings	88,663	0	70,893	0	70,893

	Fair Value Measurements at December 31, 2022 Using:				
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets					
Cash and cash equivalents	$ 75,551	$ 21,395	$ 54,156	$ 0	$ 75,551
Regulatory stock	18,200	n/a	n/a	n/a	n/a
Loans, net	2,377,772	0	0	2,330,164	2,330,164
Financial liabilities					
Deposits	3,561,768	2,999,188	561,292	0	3,560,480
Short-term borrowings	95,000	0	95,000	0	95,000
Long-term borrowings	88,211	0	73,566	0	73,566

NOTE 8 – PREMISES AND EQUIPMENT

Year-end premises and equipment owned and utilized in the operations of the Company were as follows:

	2023	2022
Land	$ 10,134	$ 6,200
Buildings	40,291	30,296
Furniture, fixtures and equipment	20,281	18,474
Leasehold Improvements	3,440	1,347
	74,146	56,317
Less accumulated depreciation	(29,782)	(25,553)
Net book value	$ 44,364	$ 30,764

Depreciation expense was $3.4 million for year ended December 31, 2023, $2.5 million for the year ended December 31, 2022 and $1.8 million for the year ended December 31, 2021.

NOTE 9 – LEASES

The Company has operating leases for branch office locations, vehicles and certain office equipment such as printers and copiers. The leases have remaining lease terms of up to 17.6 years, some of which include options to extend the lease for up to 15 years and some of which include options to terminate the lease in June of 2024. The lease on office equipment, which includes leased printers and copiers, expired in December, 2023. A new lease agreement for office equipment was entered into in November of 2023, effective January 2024, with a new supplier. The initial right of use asset and lease liability recorded for this new lease was $557 thousand.

The right of use asset and lease liability were $8.8 million and $9.0 million as of December 31, 2023, respectively, and $8.4 million and $8.8 million as of December 31, 2022, respectively. The right of use asset is included in other assets and the lease liability is included in other liabilities on the balance sheet.

Lease expense for the year ended December 31, 2023 and 2022 was $1.2 million and $985 thousand, respectively. The weighted-average remaining lease term for all leases was 10.97 years as of December 31, 2023. The weighted-average discount rate was 2.99% for all leases as of December 31, 2023.

On January 1, 2023, the Company performed a valuation of Emclaire's leases to determine an initial right of use asset (ROU asset) and lease liability in connection with the Merger. The Company recorded and initial ROU asset and lease liability of $1.3 million for these leases.

Maturities of lease liabilities are as follows as of December 31, 2023:

2024	$	1,175
2025		1,092
2026		975
2027		898
2028		917
Thereafter		5,659
Total Payments		10,716
Less: Imputed Interest		(1,738)
Total	$	8,978

NOTE 10 – GOODWILL AND INTANGIBLE ASSETS

Goodwill associated with the Company's purchases of Emlenton in January 2023, Champion Insurance in July 2022 and other past acquisitions totaled $167.4 million at December 31, 2023 and $94.6 million at December 31, 2022. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value, which is determined through an impairment test. Management performs goodwill impairment testing on an annual basis as of September 30. The fair value of the reporting units is determined using a combination of a discounted cash flow method and a market approach method. Results of the assessment as of September 30, 2023, indicated no goodwill impairment. The Company will continue to monitor its goodwill for possible impairment.

Acquired Intangible Assets

Acquired intangible assets were as follows:

	2023		2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Other intangible:				
Customer relationship intangibles	$ 7,210	$ (6,953)	$ 7,210	$ (6,793)
Non-compete contracts	457	(413)	457	(401)
Trade Name	1,126	(440)	1,126	(409)
Core deposit intangible	32,115	(10,260)	12,866	(7,030)
Total	$ 40,908	$ (18,066)	$ 21,659	$ (14,633)

Aggregate intangible amortization expense was $3.4 million for 2023, $2.0 million for 2022 and $1.4 million for 2021.

Estimated amortization expense for each of the next five years and thereafter:

2024	$	2,872
2025		2,806
2026		2,710
2027		2,596
2028		2,586
Thereafter		9,272
Total	$	22,842

NOTE 11 - DEPOSITS

Following is a summary of year-end deposits:

		2023		2022
Noninterest-bearing demand	$	1,026,630	$	896,957
Interest-bearing demand		1,362,609		1,224,884
Money market		593,975		435,369
Savings		468,890		441,978
Brokered time deposits		0		138,051
Certificates of deposit		725,282		424,529
Total	$	4,177,386	$	3,561,768

Time deposits of $250 thousand or more were $258.2 million and $135.7 million at year-end 2023 and 2022, respectively.

Following is a summary of scheduled maturities of brokered deposits and certificates of deposit during the years following December 31, 2023:

2024	$	656,154
2025		32,302
2026		20,007
2027		5,569
2028		4,302
Thereafter		6,948
Total	$	725,282

NOTE 12 – SHORT-TERM BORROWINGS

The Bank had short-term advances from the Federal Home Loan Bank ("FHLB") of $70.0 million at December 31, 2023 and $95.0 million at December 31, 2022. The interest rate on these borrowings was 5.41% at December 31, 2023 and 4.37% at December 31, 2022. Both of these short-term borrowings were borrowed using the FHLB's overnight repurchase advance program, as this product allows the most flexibility to meet the Bank's varying liquidity needs. These FHLB advances are secured by pledged assets which are described in the following Long-Term Borrowings footnote.

The Bank also had $285.0 million in short-term borrowings at December 31, 2023, which mature in December 2024. The interest rate on this borrowing is fixed at 4.83%. The borrowings are secured by securities with a par value of $298.1 million. The Bank did not have any of these borrowings at December 31, 2022.

The Bank has access to a line of credit for $25.0 million at a major domestic bank that is below prime rate. The line and terms are periodically reviewed by the lending bank and is generally subject to withdrawal at their discretion. There were no borrowings under this line at December 31, 2023 and 2022.

Farmers has one unsecured revolving line of credit for $5.0 million. This line can be renewed annually and has an interest rate of prime with a floor of 3.5%. There was no outstanding balance on this line at both December 31, 2023 and 2022.

NOTE 13 – LONG-TERM BORROWINGS

There were no long-term advances from the FHLB at either December 31, 2023 or December 31, 2022.

Long-term and short-term FHLB advances are secured by a blanket pledge of residential mortgage, commercial real estate, and multi-family loans totaling $1.6 billion at year-end 2023 and $1.2 billion at year-end 2022. Based on this collateral, the Bank is eligible to borrow an additional $819.5 million at December 31, 2023.

In November 2021, the Company completed the issuance of $75.0 million aggregate principal amount, fixed-to-floating rate subordinated notes due December 15, 2031, in a private offering exempt from the registration requirements under the Securities Act of 1933, as amended. The notes carry a fixed rate of 3.125% for five years at which time they will convert to a floating rate based on the three-month term secured overnight funding rate, plus a spread of 220 basis points. The Company may, at its option, beginning December 15, 2026, redeem the notes, in whole or in part, from time to time, subject to certain conditions. The net proceeds from the sale were approximately $73.8 million, after deducting the offering expenses. The Company's intent was to use the proceeds from the sale for general corporate purposes, which may include, without limitation, providing capital to support its growth organically or through acquisitions, in financing investments, capital expenditures, repurchasing its common shares and for investments in the Bank as regulatory capital. The subordinated debentures are included in Total Capital under current regulatory guidelines and interpretations.

On November 1, 2021, the Company completed its acquisition of Cortland, which included the assumption of Floating Rate Junior Subordinated Debt Securities due in September 15, 2037 (the "junior subordinated debt securities") at an acquisition-date fair value of $4.3 million, held in a wholly-owned statutory trust whose common securities were wholly-owned by Cortland. The sole assets of the statutory trust are the junior subordinated debt securities and related payments. The junior subordinated debt securities and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee of the obligations of the statutory trust under the capital securities held by third-party investors. The securities bear interest at a rate of 1.45% over the 3-month LIBOR rate. The rate at December 31, 2023 was 7.10% and the rate at December 31, 2022 was 6.22%.

On January 7, 2020, the Company completed its acquisition of Maple Leaf, which included the assumption of Floating Rate Junior Subordinated Debt Securities due December 15, 2036 (the "junior subordinated debt securities") held in a wholly-owned statutory trust whose common securities were wholly-owned by Maple Leaf. The sole assets of the statutory trust are the junior subordinated debt securities and related payments. The junior subordinated debt securities and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee of the obligations of the statutory trust under the capital securities held by third-party investors. The securities bear interest at a rate of 1.70% over the 3-month LIBOR rate. The rate at December 31, 2023 and 2022, was 7.45% and 6.57%, respectively.

In 2015, the Company completed its acquisition of National Bancshares Corporation, which included the assumption of Floating Rate Junior Subordinated Debt Securities due June 15, 2035 (the "junior subordinated debt securities") held in a wholly-owned statutory trust, TSEO Statutory Trust I. The sole assets of the statutory trust are the junior subordinated debt securities and related payments. The junior subordinated debt securities and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee of the obligations of the statutory trust under the capital securities held by third-party investors. The securities bear interest at a rate of 1.80% over the 3-month LIBOR rate. The rate at December 31, 2023 and 2022, was 7.35% and 6.47%, respectively.

In all three instances, the Company may redeem the junior subordinated debentures at any quarter-end, in whole, or in part, at par. This type of subordinated debenture qualifies as Tier 1 capital for regulatory purposes in determining and evaluating the Company's capital adequacy.

A summary of all junior subordinated debentures issued by the Company to affiliates and subordinated debentures follows. For the junior subordinated debentures, these amounts represent the par value of the obligations owed to these affiliates, including the Company's equity interest in the trusts along with any unamortized fair value marks. For the subordinated debentures, these amounts represent the par value of $75 million less the remaining deferred offering expense associated with the issuance of the debentures. Balances were as follows at December 31, 2023 and 2022:

	2023		2022	
	Amount		Amount	
TSEO Statutory Trust I	$	2,521	$	2,472
Maple Leaf Financial Statutory Trust II		7,740		7,517
Cortland Statutory Trust I		4,382		4,327
Total junior subordinated debentures owed to unconsolidated subsidiary trusts	$	14,643	$	14,316
Subordinated debentures		74,020		73,895
Total long-term borrowings	$	88,663	$	88,211

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2023		2022	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments and unused lines of credit	$ 150,697	$ 647,843	$ 111,889	$ 513,614

Commitments to make loans are generally made for periods of 30 days or less. Commitments and fixed rate unused lines of credit have interest rates ranging from 2.5% to 21.90% at December 31, 2023 and 2.375% to 21.90% at December 31, 2022.

Standby letters of credit are considered financial guarantees. The standby letters of credit have a contractual value of $6.8 million at December 31, 2023 and $8.8 million at December 31, 2022. The carrying amount of these items is not material to the balance sheet.

Additionally, the Company has committed up to a $20.2 million subscription in SBIC investment funds. At December 31, 2023, the Company had invested $16.4 million in these funds.

NOTE 15 – STOCK BASED COMPENSATION

In April of 2022, the Company, with the approval of shareholders, created the 2022 Equity Incentive Plan (the "2022 Plan"). The 2022 Plan permits the award of up to one million shares to the Company's directors and employees to attract and retain exceptional personnel, motivate performance and, most importantly, to help align the interests of the Company's executives with those of the Company's shareholders. The 2022 Plan has replaced the 2017 Plan. There were 105,891 service time based share awards and 102,750 performance based share awards granted under the 2022 Plan during the year ended December 31, 2023, as shown in the table below. The actual number of performance based shares issued will depend on the relative performance of the Company's average return on equity compared to a group of peer companies over a three year vesting period, ending December 31, 2025. As of December 31, 2023, 734,859 shares are still available to be awarded from the 2022 Plan. The 2017 Plan has been sunset.

The restricted stock awards were granted with a fair value price equal to the market price of the Company's common stock at the date of the grant. Expense recognized was $2.6 million for 2023, $1.8 million for 2022 and $1.2 million for 2021, respectively. As of December 31, 2023, there was $3.2 million of total unrecognized compensation expense related to the nonvested shares granted under the Plan. The remaining cost is expected to be recognized over 2.2 years.

The following is the activity under the Plan during 2023:

	Maximum Awarded Service Units	Weighted Average Grant Date Fair Value	Maximum Awarded Performance Units	Weighted Average Grant Date Fair Value
Beginning balance - non-vested shares	193,015	$ 16.69	137,369	$ 15.85
Granted	105,891	10.63	102,750	14.16
Vested	(41,401)	12.78	(30,635)	14.35
Forfeited	(3,729)	14.65	0	0.00
Ending balance - non-vested shares	253,776	$ 14.97	209,484	$ 15.01

The following is the activity under the Plan during 2022:

	Maximum Awarded Service Units	Weighted Average Grant Date Fair Value	Maximum Awarded Performance Units	Weighted Average Grant Date Fair Value
Beginning balance - non-vested shares	99,564	$ 16.13	158,988	$ 14.40
Granted	132,268	16.63	56,724	17.25
Vested	(35,817)	15.79	(65,481)	17.48
Forfeited	(3,000)	13.68	(12,862)	14.74
Ending balance - non-vested shares	193,015	$ 16.69	137,369	$ 15.85

The 72,036 shares that vested in 2023 had a weighted average fair value of $13.45 per share. The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 was $969 thousand, $1.7 million and $1.2 million, respectively.

NOTE 16 – REGULATORY MATTERS

Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action by regulators that, if undertaken, could have a direct material effect on the financial statements. Management believes that as of December 31, 2023, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The FDIC and other federal banking regulators revised the risk-based capital requirements applicable to financial holding companies and insured depository institutions, including the Company and the Bank, to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision ("Basel III").

The common equity tier 1 capital, tier 1 capital and total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. The leverage ratio is calculated by dividing tier 1 capital by adjusted average total assets.

Basel III limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of 2.5% of common equity tier 1 capital, tier 1 capital and total capital to risk-weighted assets in addition to the amount necessary to meet minimum risk-based capital requirements. The capital conservation buffer is 2.5% for the years of 2023 and 2022. The buffer requires an additional capital amount of $92.4 million at year-end 2023 and an additional $73.5 million at year-end 2022. Excluding the additional buffer,

Basel III requires the Company and the Bank to maintain (i) a minimum ratio of common equity tier 1 capital to risk-weighted assets of at least 4.5%, (ii) a minimum ratio of tier 1 capital to risk-weighted assets of at least 6.0%, (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0% and (iv) a minimum leverage ratio of at least 4.0%.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2023 and 2022, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Dividend Restrictions: The Company's principal source of funds for dividend payments is dividends received from the Bank and Farmers Trust. The Bank and Farmers Trust are subject to the dividend restrictions set forth by the Comptroller of the Currency and Ohio Department of Commerce – Division of Financial Institutions, respectively. The respective regulatory agency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years. At the conclusion of 2023, the Bank could, without prior approval, declare dividends of approximately $61.2 million plus any 2024 net profits retained to the date of the dividend declaration. In order to practice trust powers, Farmers Trust must maintain minimum capital of $3 million. Farmers Trust would also be able to, without prior approval, declare dividends of $753 thousand plus any 2024 net profits retained to the date of the dividend declaration.

Actual and required capital amounts (not including the capital conservation buffer) and ratios are presented below at year-end:

| | Actual | | Requirement For Capital Adequacy Purposes: | | To be Well Capitalized Under Prompt Corrective Action Provisions: | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2023						
Common equity tier 1 capital ratio						
Consolidated	$392,244	10.61%	$166,303	4.5%	N/A	N/A
Bank	411,304	11.15%	165,996	4.5%	239,772	6.5%
Total risk based capital ratio						
Consolidated	519,684	14.06%	295,650	8.0%	N/A	N/A
Bank	447,584	12.13%	295,104	8.0%	368,881	10.0%
Tier I risk based capital ratio						
Consolidated	410,244	11.10%	221,737	6.0%	N/A	N/A
Bank	411,304	11.15%	221,328	6.0%	295,104	8.0%
Tier I leverage ratio						
Consolidated	410,244	8.02%	204,598	4.0%	N/A	N/A
Bank	411,304	8.07%	203,989	4.0%	254,986	5.0%
2022						
Common equity tier 1 capital ratio						
Consolidated	$403,307	13.71%	$132,349	4.5%	N/A	N/A
Bank	372,679	12.71%	131,968	4.5%	190,620	6.5%
Total risk based capital ratio						
Consolidated	523,285	17.79%	235,288	8.0%	N/A	N/A
Bank	399,657	13.62%	234,609	8.0%	293,262	10.0%
Tier I risk based capital ratio						
Consolidated	421,307	14.32%	176,466	6.0%	N/A	N/A
Bank	372,679	12.71%	175,957	6.0%	234,609	8.0%
Tier I leverage ratio						
Consolidated	421,307	9.84%	171,233	4.0%	N/A	N/A
Bank	372,679	8.76%	170,245	4.0%	212,807	5.0%

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) deferred compensation Retirement Savings Plan (the "Savings Plan"). All employees of the Company who have completed at least 90 days of service and meet certain other eligibility requirements are eligible to participate in the Savings Plan. Under the terms of the Savings Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Company matches 50% of the participants' voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the Savings Plan. Total expense was $1.0 million, $870 thousand and $814 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company has a profit sharing plan to provide associates not participating in a current incentive plan a vehicle for sharing in the success of the Company outside of existing wages and non-monetary benefits. Under the terms of the plan, no profit sharing was earned for 2023. During 2022 and 2021, a 2% award of annual compensation was approved for associates. The expense was $207 thousand for the year ended December 31, 2022, $268 thousand for the year ended December 31, 2021.

The Company maintains a deferred compensation plan for certain retirees. Expense under this plan was $5 thousand for year ended December 31, 2023 and 2022. The expense was $6 thousand for the year ended December 31, 2021. The liability under the deferred compensation plan at December 31, 2023 was $71 thousand and $83 thousand at December 31, 2022.

The Company has a nonqualified deferred compensation plan for a select group of management or highly compensated, eligible individuals. Under the terms of the plan, eligible individuals may elect to defer receipt of their compensation to a later taxable year. The Company has recorded both an asset and liability of equal amount that represents the amount of contributions and the payable due to the participants in the plan. The recorded asset and liability was $3.4 million and $2.5 million at years ended December 31, 2023 and 2022, respectively.

As part of the NBOH acquisition the Company has a director retirement and death benefit plan for the benefit of prior members of the Board of Directors of NBOH. The plan is designed to provide an annual retirement benefit to be paid to each director upon retirement from the Board and attaining age 70. There are no additional benefits or participants being added to the plan and the liability recorded at December 31, 2023 and 2022 was $751 thousand and $799 thousand, respectively. The benefit payment upon satisfying the plan's requirements is a benefit to the qualifying director until death or a maximum of 15 years. An expense under the plan of $36 thousand was recorded in 2023 and a benefit was recognized under this plan of $105 thousand in 2022 and $11 thousand in 2021.

As part of the Cortland acquisition, the Company has supplemental retirement benefit plans for the benefit of certain officers and non-officer directors. The plan for officers is designed to provide post-retirement benefits to supplement other sources of retirement income such as social security and 401(k) benefits. The benefits will be paid for a period of 15 years after retirement. Director Retirement Agreements provide for a benefit of $10 thousand annually on, or after, the director reaches normal retirement age, which is based on a combination of age and years of service. Director retirement benefits are paid over a period of 10 years following retirement. The Company accrued the cost of these post-retirement benefits during the working careers of the officers and directors. At December 31, 2023, the accumulated liability for these benefits totaled $1.0 million, with $870 thousand accrued for the officers' plan and $148 thousand for the directors' plan. At December 31, 2022, the accumulated liability for these benefits totaled $1.1 million, with $919 thousand accrued for the officers' plan and $143 thousand for the directors' plan. Expense recognized for these plans was $37 thousand in 2023, $87 thousand in 2022 and $11 thousand in 2021. Benefits expected to be paid in 2024 are $81 thousand.

To fund the above obligations, the Company has insurance contracts on the lives of the participants and directors in the supplemental retirement benefit plans with the Company as the beneficiary. In the case of directors and a small group of employee participants, postretirement split dollar life insurance coverage was accrued for during the service years. The liability at December 31, 2023 is $231 thousand and the benefit recorded was $7 thousand in 2023, $5 thousand in 2022 and $31 thousand in 2021.

As part of the Emclaire acquisition, the Company maintains a SERP to provide certain additional retirement benefits to participating officers. The SERP is subject to certain vesting provisions and provides that the officers shall receive a supplemental retirement benefit if the officer's employment is terminated after reaching the normal retirement age of 65, with benefits also payable upon death, disability, a change of control or a termination of employment prior to normal retirement age. At December 31, 2023, the accumulated liability for these plans totaled $846 thousand. Benefit recognized for these plans was $37 thousand in 2023. Benefits expected to be paid in 2024 are $62 thousand.

NOTE 18 – INCOME TAXES

The provision for income taxes (credit) consists of the following:

	2023	2022	2021
Current expense	$ 9,230	$ 10,885	$ 10,794
Deferred expense (benefit)	(464)	1,353	(524)
Totals	$ 8,766	$ 12,238	$ 10,270

Effective tax rates differ from the federal statutory rate of 21% that were applied to income before income taxes due to the following:

	2023	2022	2021
Statutory tax	$ 12,327	$ 15,295	$ 13,026
Effect of nontaxable interest	(2,040)	(2,591)	(2,274)
Bank owned life insurance, net	(513)	(380)	(273)
Tax credit investments	(366)	(194)	(200)
Effect of nontaxable insurance premiums	(404)	(318)	(322)
Stock compensation	41	(63)	(9)
Other	(279)	489	322
Actual tax	$ 8,766	$ 12,238	$ 10,270

Deferred tax assets (liabilities) are comprised of the following:

	2023	2022
Deferred tax assets:		
Allowance for credit losses	$ 7,235	$ 5,665
Net unrealized loss on securities available for sale	45,599	55,962
Net unrealized loss on swap derivative	269	0
Basis in investment securities	6,976	0
Purchase accounting adjustments	4,147	0
Deferred and accrued compensation	2,060	1,748
Deferred loan fees and costs	0	275
Nonaccrual loan interest income	659	648
Restricted stock	795	501
Lease liabilities	2,164	1,841
Other	198	0
Gross deferred tax assets	$ 70,102	$ 66,640
Deferred tax liabilities:		
Depreciation and amortization	$ (1,701)	$ (1,485)
Federal Home Loan Bank dividends	0	(904)
Purchase accounting adjustments	0	(1,862)
Mortgage servicing rights	(725)	(700)
Prepaid expenses	(41)	(365)
Lease right of use asset	(2,116)	(1,766)
Other	0	(234)
Gross deferred tax liabilities	(4,583)	(7,316)
Net deferred tax asset	$ 65,519	$ 59,324

No valuation allowance for deferred tax assets was recorded at December 31, 2023 and 2022.

At December 31, 2023 and December 31, 2022, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2020. The tax years 2020—2022 remain open to examination by the U.S. taxing authority.

NOTE 19 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table represents the changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2023 and 2022.

	Net unrealized holding gains (losses) on available for sale securities		Reclassification adjustment for (gains) losses realized in income on fair value hedge		Change in funded status of post-retirement plan		Total	
December 31, 2023								
Beginning balance	$	(210,489)	$	0	$	(1)	$	(210,490)
Other comprehensive income (loss) before reclassification		38,557		0		(1)		38,556
Amounts reclassified from accumulated other comprehensive income (loss)		393		(1,013)		0		(620)
Net current period other comprehensive income (loss)		38,950		(1,013)		(1)		37,936
Ending balance	$	(171,539)	$	(1,013)	$	(2)	$	(172,554)
December 31, 2022								
Beginning balance	$	9,293	$	0	$	2	$	9,295
Other comprehensive (loss) before reclassification		(220,110)		0		(3)		(220,113)
Amounts reclassified from accumulated other comprehensive income		328		0		0		328
Net current period other comprehensive (loss)		(219,782)		0		(3)		(219,785)
Ending balance	$	(210,489)	$	0	$	(1)	$	(210,490)

Amounts reclassified out of each component of accumulated other comprehensive income (loss) were not material for the years ended December 31, 2023, 2022, and 2021.

NOTE 20 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2023 and 2022 were as follows:

		2023		**2022**
Beginning balance	$	10,491	$	11,074
New loans		4,404		983
Repayments		(1,941)		(1,566)
Ending balance	$	12,954	$	10,491

Deposits from principal officers, directors, and their affiliates at year-end 2023 and 2022 were $13.4 million and $18.3 million.

NOTE 21 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2023	2022	2021
Basic EPS			
Net income	$ 49,932	$ 60,597	$ 51,844
Weighted average shares outstanding	37,384,122	33,844,945	29,167,357
Basic earnings per share	$ 1.34	$ 1.79	$ 1.78
Diluted EPS			
Net income	$ 49,932	$ 60,597	$ 51,844
Weighted average shares for basic earnings per share	37,384,122	33,844,945	29,167,357
Average unvested restricted stock awards	114,147	83,994	112,430
Weighted average shares for diluted earnings per share	37,498,269	33,928,939	29,279,787
Diluted earnings per share	$ 1.33	$ 1.79	$ 1.77

There were 194,599, 201,080 and 55,128 restricted stock awards that were considered anti-dilutive at year-end 2023, 2022 and 2021, respectively.

NOTE 22 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

The Company maintains an interest rate protection program for commercial loan customers. Under this program, the Company provides a variable rate loan while creating a fixed rate loan for the customer by the customer entering into an interest rate swap with terms that match the loan. The Company offsets its risk exposure by entering into an offsetting interest rate swap with an unaffiliated institution. The Company had interest rate swaps associated with commercial loans with a notional value of $63.9 million and fair value of $4.2 million in other assets and $4.2 million in other liabilities at December 31, 2023. At December 31, 2022 the Company had interest rate swaps associated with commercial loans with a notional value of $71.9 million and fair value of $5.5 million in other assets and $5.5 million in other liabilities. The interest rate swaps with both the customers and third parties are not designated as hedges under FASB ASC 815. As the interest rate swaps are structured to offset each other, changes to the underlying benchmark interest rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by FASB ASC 820.

There were no net gains or losses for interest rate swaps for the years ended December 31, 2023 and 2022.

Interest Rate Swap Designated as a Fair Value Hedge

The Company has one interest rate swap with a notional amount of $100.0 million as of December 31, 2023 and it is designated as a fair value hedge to mitigate the risk of further interest rate increases and the subsequent impact on the valuation of the company's state and political subdivision municipal bond portfolio. The gross aggregate fair value of the swap of $(836) thousand is recorded as a $1.3 million mark to market adjustment in other liabilities, and $425 thousand recorded to other assets for the accrued interest receivable in the Consolidated Balance Sheets at December 31, 2023. The Company expects the hedge to remain in effect for the remaining term of the swap, which matures August 2026. A summary of the interest rate swap designated as a fair value hedge is presented below:

	December 31, 2023
Notional amount fair value hedge	$ 100,000
Fixed pay rates	4.35%
Variable SOFR receive rates	5.38%
Remaining maturity (in years)	2.6
Fair value	$ (836)

Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third-party investors are considered derivatives. Effective May 2022, the Company began the practice of entering into forward commitments for the future delivery of residential mortgage loans when the interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships.

The net gains (losses) relating to non-designated derivative instruments used for risk management are included in Net Gains on Sale of Loans on the Consolidated Statements of Income and are summarized below for the years ended December 31:

	2023	2022	2021
Forward sales contracts ....$	(45) $	362 $	0
Interest rate lock commitments	87	21	423

The following table reflects the amount and fair value of mortgage banking derivatives included in the Consolidated Balance Sheets as on December 31:

	2023		2022	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Included in other assets:				
Forward sales contracts	$ 0	$ 0	$ 4,300	$ 30
Interest rate lock commitments	7,400	109	4,900	21
Total included in other assets	$ 7,400	$ 109	$ 9,200	$ 51
Included in other liabilities:				
Forward sales contracts	$ 3,300	$ (14)	$ 0	$ 0

NOTE 23 – SEGMENT INFORMATION

The reportable segments are determined by the products and services offered, primarily distinguished between banking and trust operations. The segments are also distinguished by the level of information provided to the chief operating decision makers in the Company, who use such information to review performance of various components of the business, which are then aggregated. Loans, investments and deposits provide the revenues in the banking operation, trust service fees and consulting fees provide the revenue in trust operations. All operations are domestic.

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using operating income. Income taxes are calculated on operating income. Transactions among segments are made at fair value.

Significant segment totals are reconciled to the financial statements as follows:

December 31, 2023	Trust Segment	Bank Segment	Eliminations and Others	Consolidated Totals
Assets				
Goodwill and other intangibles	$ 5,680	$ 188,871	$ (4,263)	$ 190,288
Total assets	$ 15,845	$ 5,065,150	$ (2,645)	$ 5,078,350

December 31, 2022	Trust Segment		Bank Segment		Eliminations and Others		Consolidated Totals	
Goodwill and other intangibles	$	5,739	$	100,190	$	(4,263)	$	101,666
Total assets	$	14,383	$	4,064,112	$	3,705	$	4,082,200

For year ended 2023	Trust Segment		Bank Segment		Eliminations and Others		Consolidated Totals	
Net interest income	$	257	$	141,444	$	(3,915)	$	137,786
Provision for credit losses and unfunded loans		0		9,153		0		9,153
Service fees, security gains and other noninterest income		11,615		31,434		(1,188)		41,861
Noninterest expense		7,122		96,705		642		104,469
Amortization and depreciation expense		90		6,786		451		7,327
Income before taxes		4,660		60,234		(6,196)		58,698
Income tax		980		9,386		(1,600)		8,766
Net Income	$	3,680	$	50,848	$	(4,596)	$	49,932

For year ended 2022	Trust Segment		Bank Segment		Eliminations and Others		Consolidated Totals	
Net interest income	$	172	$	127,353	$	(3,359)	$	124,166
Provision for loan losses and unfunded loans		0		1,122		0		1,122
Service fees, security gains and other noninterest income		19,535		25,304		(637)		44,202
Noninterest expense		8,635		79,987		890		89,512
Amortization and depreciation expense		110		4,336		453		4,899
Income before taxes		10,962		67,212		(5,339)		72,835
Income tax		2,301		11,277		(1,340)		12,238
Net Income	$	8,661	$	55,935	$	(3,999)	$	60,597

For year ended 2021	Trust Segment		Bank Segment		Eliminations and Others		Consolidated Totals	
Net interest income	$	134	$	108,726	$	(870)	$	107,990
Provision for loan losses and unfunded loans		0		4,893		0		4,893
Service fees, security gains and other noninterest income		11,045		27,347		(199)		38,193
Noninterest expense		6,854		68,194		589		75,637
Amortization and depreciation expense		262		2,931		346		3,539
Income before taxes		4,063		60,055		(2,004)		62,114
Income tax		852		10,023		(605)		10,270
Net Income	$	3,211	$	50,032	$	(1,399)	$	51,844

Bank segment includes Farmers Insurance and Investment.

NOTE 24 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Below is condensed financial information of Farmers National Banc Corp. (parent company only). This information should be read in conjunction with the consolidated financial statements and related notes.

December 31,		2023		2022
BALANCE SHEETS				
Assets:				
Cash	$	57,071	$	104,497
Investment in subsidiaries				
Bank		424,393		261,631
Farmers Trust		13,431		13,598
Captive		0		2,722
Other investments		424		600
Total assets	$	495,319	$	383,048
Liabilities:				
Other liabilities	$	2,241	$	2,542
Subordinated debt		88,663		88,211
Total liabilities		90,904		90,753
Total stockholders' equity		404,415		292,295
Total liabilities and stockholders' equity	$	495,319	$	383,048

STATEMENTS OF INCOME						
Years ended December 31,		2023		2022		2021
Income:						
Dividends from subsidiaries						
Bank	$	20,000	$	30,000	$	45,620
Farmers Trust		4,000		8,000		2,800
Captive Insurance		0		1,400		1,135
Interest and dividends on securities		44		0		11
Security gains/(losses)		0		0		130
Total Income		24,044		39,400		49,696
Interest on borrowings		4,086		3,428		918
Other expenses		4,109		3,451		2,792
Income before income tax benefit and undistributed subsidiary income		15,849		32,521		45,986
Income tax benefit		1,624		1,345		611
Equity in undistributed net income of subsidiaries (dividends in excess of net income)						
Bank		30,848		25,935		4,412
Farmers Trust		(320)		662		412
Captive		1,931		134		423
Net Income	$	49,932	$	60,597	$	51,844
Comprehensive Income	$	87,868	$	(159,188)	$	39,107

STATEMENTS OF CASH FLOWS

Years ended December 31,		2023		2022		2021
Cash flows from operating activities:						
Net income	$	49,932	$	60,597	$	51,844
Adjustments to reconcile net income to net cash from operating activities:						
Dividends in excess of net income (Equity in undistributed net income of subsidiaries)		(32,459)		(26,731)		(5,247)
Other		5,481		559		6,846
Net cash from operating activities		22,954		34,425		53,443
Cash flows from investing activities:						
Net cash paid in business combinations		(33,440)		0		(29,618)
Net cash from investing activities		(33,440)		0		(29,618)
Cash flows from financing activities:						
Proceeds from long term borrowings		0		0		73,749
Repurchase of common shares		(11,544)		0		(164)
Cash dividends paid		(25,396)		(22,004)		(14,072)
Net cash from financing activities		(36,940)		(22,004)		59,513
Net change in cash and cash equivalents		(47,426)		12,421		83,338
Beginning cash and cash equivalents		104,497		92,076		8,738
Ending cash and cash equivalents	$	57,071	$	104,497	$	92,076

NOTE 25 – QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company invests in qualified affordable housing projects. At December 31, 2023 and 2022, the balance of the investment for qualified affordable housing projects was $17.9 million and $13.6 million. Total unfunded commitments related to the investments in qualified affordable housing projects totaled $12.6 million and $9.1 million at December 31, 2023 and 2022. The Company expects to fulfill these commitments during the year ending 2037.

During the years ended December 31, 2023 and 2022, the Company recognized amortization of expense of $1.7 million and $1.3 million, respectively, which was included within income tax expense on the consolidated statements of income.

Additionally, during the years ended December 31, 2023 and 2022, the Company recognized tax credits and other benefits from its investment in affordable housing tax credits of $2.2 million and $1.1 million, respectively. During the years ended December 31, 2023 and 2022, the Company did not incur impairment losses related to its investment in affordable housing tax credits.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to ensure that the financial and nonfinancial information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, including this Annual Report on Form 10-K for the period ended December 31, 2023, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's responsibilities related to establishing and maintaining effective disclosure controls and procedures include maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in accordance with GAAP. As disclosed in the Report on Management's Assessment of Internal Control Over Financial Reporting in the Company's 2023 Annual Report to Shareholders, management assessed the Company's system of internal control over financial reporting as of December 31, 2023, in relation to criteria for effective internal control over financial reporting as described in the 2013 "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission and found it to be effective.

Crowe LLP ("Crowe"), the Company's registered public accounting firm (U.S. PCAOB Auditor Firm I.D.: 173), has audited the Company's internal control over financial reporting as of December 31, 2023. The audit report by Crowe is located in Item 8 of this report.

There were no changes in the Company's internal controls over financial reporting (as defined in Rule 13a - 15(f) under the Exchange Act) that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation or material weaknesses in such internal controls requiring corrective actions.

Item 9B. Other Information.

During the year ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).").

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 401 of Regulation S-K concerning the directors of the Company and the nominees for election as directors of the Company at the Annual Meeting of Shareholders to be held on April 18, 2024 (the "2024 Annual Meeting") is incorporated herein by reference from the information to be included under the caption "Proposal 1 – Election of Directors" in Farmers' definitive proxy statement relating to the 2024 Annual Meeting to be filed with the Commission ("2024 Proxy Statement").

The information required by Item 401 of Regulation S-K concerning the executive officers of the Company is incorporated herein by reference from the disclosure included under the caption "Information About Our Executive Officers" at the end of "Item 1. Business" in Part I of this Annual Report on Form 10-K.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended.

The information required by Item 405 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2024 Proxy Statement.

Code of Business Conduct and Ethics.

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that covers all employees, including its principal executive, financial and accounting officers, and is posted on the Company's website www.farmersbankgroup.com. In the event of any amendment to, or waiver from, a provision of the Code of Ethics that applies to its principal executive, financial or accounting officers, the Company intends to disclose such amendment or waiver on its website.

Procedures for Recommending Directors Nominees.

Information concerning the procedures by which shareholders may recommend nominees to Farmers' Board of Directors is incorporated herein by reference from the information to be included under the caption "Director Nominations" in the 2024 Proxy Statement. These procedures have not materially changed from those described in Farmers' definitive proxy materials for the 2023 Annual Meeting of Shareholders.

Audit Committee.

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Committees of the Board of Directors – Audit Committee" in the 2024 Proxy Statement.

Item 11. Executive Compensation.

The information required by Item 402 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the captions "Compensation Discussion and Analysis" and "Executive Compensation and Other Information" in the 2024 Proxy Statement.

The information required by Item 407(e)(4) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Compensation Committee Interlocks and Insider Participation" in the 2024 Proxy Statement.

The information required by Item 407(e)(5) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "The Compensation Committee Report" in the 2024 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 201(d) of Regulation S-K is incorporated herein by reference from the disclosure included under the caption "Equity Compensation Plan Information" in the 2024 Proxy Statement of the Company.

The information required by Item 403 of Regulation S-K is incorporated herein by reference from the disclosure included under the caption "Beneficial Ownership of Management and Certain Beneficial Owners" in the 2024 Proxy Statement of the Company.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Certain Relationships and Related Transactions" in the 2024 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "The Board of Directors — Independence" in the 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 is incorporated herein by reference from the disclosure to be included under the captions "Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Fees" in the 2024 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) *Financial Statements*

Item 8 Reference is made to the Consolidated Financial Statements included in Item 8 of Part II herein.

(2) *Financial Statement Schedules*

No financial statement schedules are presented because they are not applicable.

(3) *Exhibits*
The exhibits filed or incorporated by reference as a part of this Annual Report on Form 10-K are listed in the Exhibit Index, which follows and is incorporated herein by reference.

(b) *Exhibits*
The exhibits filed or incorporated by reference as a part of this Annual Report on Form 10-K are listed in the Exhibit Index, which follows and is incorporated herein by reference.

(c) *Financial Statement Schedules*

See subparagraph (a)(2) above.

Item 16. Form 10-K Summary.

None.

INDEX TO EXHIBITS

The following exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K:

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among Farmers National Banc Corp., Emclaire Financial Corp., and FMNB Merger Subsidiary V, LLC, dated as of March 23, 2022 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on March 24, 2022).
3.1	Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed with the Commission on October 3, 2001 (File No. 333-70806)).
3.2	Amendment to Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on May 1, 2013).
3.3	Amendment to Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 20, 2018).
3.4	Amended Code of Regulations of Farmers National Banc Corp. (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 17, 2020).
4.1	Description of Capital Stock. (filed herewith)
4.2	Form of 3.125% Fixed to Floating Rate Subordinated Note Due 2031 (incorporated by reference from Exhibit 10.1 to Farmers' Current Report on Form 8-K filed with the Commission on November 17, 2021).
10.1*	Farmers National Banc Corp. Cash Incentive Plan (incorporated by reference from Exhibit 10.1 to Farmers' Current Report on Form 8-K filed with the Commission on June 24, 2011).
10.2*	Farmers National Banc Corp. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.1 to Farmers' Current Report on Form 8-K filed with the Commission on June 29, 2011).
10.3*	Farmers National Banc Corp. Nonqualified Deferred Compensation Plan (as amended and restated effective January 1, 2016) (incorporated by reference from Exhibit 10.4 to Farmers' Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Commission on March 7, 2017).
10.4*	Farmers National Banc Corp. 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Farmers' Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the Commission on August 8, 2017).
10.5*	Farmers National Banc Corp. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Farmers' Current Report on Form 8-K filed with the Commission on April 22, 2022).
10.6*	Farmers National Banc Corp. 2021 Form of Notice of Grant of Long-term Incentive Plan Awards under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 6, 2021).
10.7*	Farmers National Banc Corp. 2021 Form of Performance-based Equity Award under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 6, 2021).
10.8*	Farmers National Banc Corp. 2021 Form of Service-based Restricted Stock Award under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 6, 2021).

Exhibit Number	Description
10.9*	Farmers National Banc Corp. 2021 Form of Performance-based Cash Award under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.4 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 6, 2021).
10.10*	Farmers National Banc Corp. 2022 Form of Notice of Grant of Long-term Incentive Plan Awards under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2022).
10.11*	Farmers National Banc Corp. 2022 Form of Performance-based Equity Award under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2022).
10.12*	Farmers National Banc Corp. 2022 Form of Service-based Restricted Stock Award under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2022).
10.13*	Farmers National Banc Corp. 2022 Form of Performance-based Cash Award under 2017 Equity Incentive Plan (incorporated by reference from Exhibit 10.4 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2022).
10.14*	Farmers National Banc Corp. 2023 Form of Notice of Grant of Long-term Incentive Plan Awards under 2022 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2023).
10.15*	Farmers National Banc Corp. 2023 Form of Performance-based Equity Award under 2022 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2023).
10.16*	Farmers National Banc Corp. 2023 Form of Service-based Restricted Stock Award under 2022 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2023).
10.17*	Farmers National Banc Corp. 2023 Form of Performance-based Cash Award under 2022 Equity Incentive Plan (incorporated by reference from Exhibit 10.4 to Farmers' Quarterly Report on Form 10-Q filed with the Commission on May 5, 2023).
10.18*	Nonemployee Director Compensation (filed herewith).
10.19*	Farmers National Banc Corp. Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to Farmers' Current Report on Form 8-K filed with the Commission on April 29, 2011).
10.20*	Change in Control Agreement with Kevin J. Helmick (incorporated by reference from Exhibit 10.2 to Farmers' Current Report on Form 8-K filed with the Commission on November 14, 2013).
10.21*	Restricted Stock Award Agreement with Troy Adair (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 21, 2021).
10.22*	Change in Control Agreement with Troy Adair (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on June 21, 2021).
10.23*	Farmers National Banc Corp. Third Amended and Restated Executive Separation Policy (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 23, 2021).
10.24*	Form of Senior Executive Change in Control Agreement (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on June 23, 2021).
10.25*	Form of Executive Change in Control Agreement (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on June 23, 2021).

Exhibit Number	Description
10.26*	Form of Subordinated Note Purchase Agreement by and between Farmers National Banc Corp. and the several Purchasers named therein, dated November 17, 2021 (incorporated by reference from Exhibit 10.1 to Farmers' Current Report on Form 8-K filed with the Commission on November 17, 2021).
21	Subsidiaries of Farmers (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
23.2	Consent of Independent Registered Public Accounting Firm (filed herewith).
24	Powers of Attorney of Directors and Executive Officers (filed herewith).
31.1	Rule 13a-14(a)/15d-14(a) Certification of Kevin J. Helmick, President and Chief Executive Officer of Farmers (principal executive officer) (filed herewith).
31.2	Rule 13a-14(a)/15d-14(a) Certification of Troy Adair, Executive Vice President and Treasurer of Farmers (principal financial officer) (filed herewith).
32.1	Certification pursuant to 18 U.S.C. Section 1350 of Kevin J. Helmick, President and Chief Executive Officer of Farmers (principal executive officer) (filed herewith).
32.2	Certification pursuant to 18 U.S.C. Section 1350 of Troy Adair, Executive Vice President and Treasurer of Farmers (principal financial officer) (filed herewith).
97.1	Policy relating to recovery of erroneously awarded compensation. (filed herewith).
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language), filed herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual report on Form 10-K for the year ended December 31, 2023, has been formatted in Inline XBRL.

* Constitutes a management contract or compensatory plan or arrangement.

Copies of any exhibits will be furnished to shareholders upon written request. Requests should be directed to Troy Adair, Executive Vice President, Secretary and Chief Financial Officer, Farmers National Banc Corp., 20 S. Broad Street, Canfield, Ohio 44406.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

FARMERS NATIONAL BANC CORP.

By   /s/ Kevin J. Helmick
_____
Kevin J. Helmick, President and Chief Executive Officer
March 7, 2024

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kevin J. Helmick Kevin J. Helmick	President, Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2024
/s/ Troy Adair Troy Adair	Executive Vice President, Secretary and Chief Financial Officer (Principal Financial Officer)	March 7, 2024
/s/ Joseph W. Sabat* Joseph W. Sabat	Chief Accounting Officer (Principal Accounting Officer)	March 7, 2024
/s/ Gregory C. Bestic* Gregory C. Bestic	Director	March 7, 2024
/s/ Anne Frederick Crawford* Anne Frederick Crawford	Director	March 7, 2024
/s/ Carl D. Culp* Carl D. Culp	Director	March 7, 2024
/s/ Neil J. Kaback* Neil J. Kaback	Director	March 7, 2024
/s/ Ralph D. Macali* Ralph D. Macali	Director	March 7, 2024
/s/ Frank J. Monaco* Frank J. Monaco	Director	March 7, 2024
/s/ Terry A. Moore* Terry A. Moore	Chairman of the Board	March 7, 2024
/s/ Edward W. Muransky* Edward W. Muransky	Director	March 7, 2024
/s/ David Z. Paull* David Z. Paull	Director	March 7, 2024
/s/ Gina A. Richardson* Gina A. Richardson	Director	March 7, 2024
/s/ Richard B. Thompson* Richard B. Thompson	Director	March 7, 2024

/s/ André Thornton*	Director	March 7, 2024
André Thornton		

/s/ Nicholas D. Varischetti*	Director	March 7, 2024
Nicholas D. Varischetti		

* The above-named directors and officers of the Registrant sign this Annual Report on Form 10-K by Kevin J. Helmick and Troy Adair, their attorney-in-fact, pursuant to Powers of Attorney signed by the above-named directors and officers, which Powers of Attorney are filed with this Annual Report on Form 10-K as exhibits, in the capacities indicated.

By /s/ Kevin J. Helmick

Kevin J. Helmick
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Troy Adair

Troy Adair
Executive Vice President, Secretary and Chief Financial Officer
(Principal Financial Officer)

Exhibit 4.1

FARMERS NATIONAL BANC CORP.
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

The following summary describes the terms and provisions of the capital stock of Farmers National Banc Corp., an Ohio corporation (the "Company," "we", "our," and "us"). The following summary does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended, and its Amended Code of Regulations ("collectively the "Corporate Governance Documents"), copies of which have been filed previously with the Securities and Exchange Commission and are incorporated herein by reference, and applicable provisions of Ohio law, in particular the provisions of Ohio General Corporation Law (the "OGCL").

GENERAL

The Company's authorized capital stock consists of 50,000,000 common shares, without par value. All of our outstanding common shares are fully paid and non-assessable.

COMMON SHARES

Exchange and Trading Symbol. Our common shares are listed on The NASDAQ Capital Market under the symbol "FMNB."

Voting Rights. Each outstanding common share is entitled to one vote on all matters submitted to a vote of shareholders. Shareholders do not have the right to vote cumulatively in the election of directors. Under the current "plurality voting" standard of the OGCL, director nominees who receive the greatest number of affirmative votes are elected.

Dividends. Each outstanding common share will be entitled to such dividends as may be declared from time to time by the Company's board of directors out of legally available funds.

Liquidation. In the event of the liquidation, dissolution or winding up of the Company, holders of the Company's common shares will be entitled to their proportionate share of any assets remaining after payment of liabilities.

Other Rights and Preferences. Holders of the Company common shares have no right to convert or exchange their common shares into any other securities. No redemption or sinking fund provisions apply to the Company common shares.

As set forth in the Articles, holders of the Company common shares have pre-emptive rights, unless the common shares offered or sold are: (1) treasury shares; (2) issued as a share dividend; (3) issued or agreed to be issued for consideration other than money; (4) issued by the Company's board of directors; (5) issued or agreed to be issued upon the conversion of convertible shares authorized in the Articles, or upon exercise of the conversion conferred and authorized by the Company's board of directors; (6) offered to shareholders in satisfaction of their pre-emptive rights and not purchased by such shareholders, and thereupon issued and agreed to be issued for a consideration not less than that at which the common shares were so offered to shareholders, less reasonable expenses, compensation, or discount paid or allowed for sale, underwriting, or purchase of the common shares, unless by the affirmative vote or written order of the holders of two-thirds of the common shares otherwise entitled to such pre-emptive rights, the pre-emptive rights are restored as to any of such shares not theretofore issued or agreed to be issued; (7) released from pre-emptive rights by the affirmative vote or written consent of the holders of two-thirds of the shares entitled to such pre-emptive rights; and (8) released from pre-emptive rights by the affirmative vote or written consent of the holders of a majority of the common shares entitled to pre-emptive rights, for offering and sale, or the grant of options with respect thereto, to any or all employees of the Company or its subsidiary corporations or to a trustee on their behalf, under a plan adopted or to be adopted by the Company's board of directors for that purpose.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

The authorized but unissued common shares may be issued without further shareholder approval. These shares may be used for a variety of corporate purposes, including future private or public offerings, to raise additional capital or facilitate acquisitions. The existence of authorized but unissued common shares could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy context or otherwise.

CORPORATE GOVERNANCE

Size of Board; Election of Directors. The number of directors shall not be less than five (5) nor more than twenty-five (25), the exact number of directors to be determined from time to time by a two-thirds majority vote of the whole board of directors or at any annual or special meeting of shareholders called for that purpose at which a quorum is present. The directors shall be elected at the annual meeting of shareholders in accordance with the provisions of the Amended Code of Regulations, except as provided in the Amended Code of Regulations, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any vacancy on the board of directors, whether through increase in the number of directors, death, resignation, disqualification, or other cause, may be filled by a vote of a majority of the remaining directors then in office. If the vacancy is created through an increase in the number of directors, the board of directors shall determine the class of such directorship. As described further below under "Anti-Takeover Effects of Charter Documents and Ohio Law – *Classified Board of Directors*," the Company's board of directors is classified.

Special Meetings of Shareholders. Special meetings of our shareholders may be called at any time by the chairman of our board of directors, by our president or a vice-president, by a majority of the board of directors acting with or without a meeting, or by persons who hold at least one-fourth of the outstanding common shares entitled to vote.

Written Consent. Any action that may be authorized or taken at a meeting of the shareholders or of the directors, as the case may be, may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by all the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose, or all the directors, respectively, which writing or writings shall be filed with or entered upon the records of the Company.

Amendment of the Articles of Incorporation, as amended. The Articles of Incorporation, as amended, generally may be amended by the shareholders upon the affirmative vote of the holders of shares entitling them to exercise at least two-thirds (2/3) of the voting power of the Company on such proposal, except that an amendment of the provisions relating to certain "control share acquisitions" and "business combinations" described below under "Anti-Takeover Effects of Charter Documents and Ohio Law" requires the affirmative vote of seventy-five percent (75%) of the voting power of the Company.

Amendment of the Amended Code of Regulations. The Amended Code of Regulations may be amended by (i) the board of directors to the extent permitted by the OGCL, or (ii) the shareholders, upon the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on such proposal, except that an amendment of the provisions relating to the classified board described below under "Anti-Takeover Effects of Charter Documents and OGCL" requires the affirmative vote of at least two-thirds (2/3) of the voting power of the Company.

ANTI-TAKEOVER EFFECTS OF CHARTER DOCUMENTS AND OGCL

There are provisions in the Company's Corporate Governance Documents, and in the OGCL, that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult.

Classified Board of Directors. The Articles provide for the Company's board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Company's board of directors will be elected by the shareholders each year. This classification system makes it more difficult to replace a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of the Company. It also may maintain the incumbency of the Company's board of directors.

Business Combinations. Subject to certain exceptions, the Articles prohibit the Company from consummating a "Business Combination" except with the approval by the affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power of the Company. In the case of any Business Combination that has been approved by a vote of at least two-thirds of the Company's disinterested directors, and which those directors have determined to be fair and equitable to all shareholders, may be consummated with the approval by the affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power of the Company. The Company's Articles define a "Business Combination" to mean any: (i) merger or consolidation of the Company; (ii) sale, lease exchange, transfer or other disposition of all or substantially all of the Company's assets; (iii) adoption of any plan of liquidation and dissolution of the Company; or (iv) reclassification of securities, recapitalization or reorganization which would increase, directly or indirectly, the proportionate equity interest or control by an acquiring entity (excluding any such transaction with an entity controlled by the Company).

Acquisitions of More Than 10% of the Company's Voting Power. Subject to certain exceptions, the Articles provide that in no event may any person, partnership, corporation, trust, association or other entity, acting individually, collectively or in concert with a joint or common interest, seek to acquire directly or indirectly, common shares which would entitle such acquiring entity, immediately after such acquisition, either directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power of the Company (a "control share acquisition") unless the acquiring entity has obtained prior authorization of the shareholders at a special meeting called for such purpose. The board of directors shall call a special meeting of shareholders for voting on the proposed control share acquisition to be held within 50 days after the receipt by the Company of a statement from the acquiring entity providing certain information as set forth in the Articles, including that the acquiring entity has received all necessary regulatory approvals and consents to make such control share acquisition and that the proposed control share acquisition, if consummated, will not be contrary to law. The board of directors has no obligation to call such a meeting if it determines in good faith by a vote of at least two-thirds of the entire board that the proposed control share acquisition is contrary to law or cannot be consummated for financial reasons.

A control share acquisition may not be made or consummated until the proposed control share acquisition has been approved by the shareholders of the Company at a special meeting called for such purpose. If the board of directors, by a vote of at least two-thirds of the entire board, determines that the proposed control share acquisition will be made to all of the Company shareholders at the same time on a uniform and fair basis, for all of the outstanding shares other than those shares which are already owned by the acquiring entity, the proposed control share acquisition must be approved by the affirmative vote of the holders of shares entitling them to exercise at least a two-thirds majority of the voting power and by the affirmative vote of the holders of shares entitling them to exercise at least a two-thirds majority of such voting power excluding: (i) shares which are already owned by the acquiring entity; (ii) shares which the acquiring entity has the right to vote, acquire, or control; and (iii) shares owned by the Company employees who are also the Company directors.

Unless such a determination is made by the requisite vote of the board of directors, the proposed control share acquisition must be approved by the affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power and by the affirmative vote of the holders of shares entitling them to exercise at least 80% of that portion of such voting power excluding: (i) shares which are already owned by the acquiring entity; (ii) shares which the acquiring entity has the right to vote, acquire, or control; and (iii) shares owned by the Company employees who are also the Company's directors.

Any control share acquisition which is authorized as set out above must be consummated in accordance with the terms set forth in the acquiring entity's statement to us within 180 days following such shareholder approval.

Any shares acquired in a control share acquisition not authorized as provided above will be excluded from voting in any subsequent meeting of the shareholders. Additionally, the Secretary will direct the transfer agent to refuse to transfer shares on the Company books which represent shares acquired in a control share acquisition not authorized as provided above.

Ohio Control Share Statute. Section 1701.831 of the OGCL requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power.

A person proposing to make an acquisition of common shares subject to Section 1701.831 of the OGCL must deliver to the issuing public corporation a statement disclosing, among other things: (i) the number of common shares owned, directly or indirectly, by the person; (ii) the range of voting power that may result from the proposed acquisition; and (iii) the identity of the acquiring person.

Within 10 days after receiving this statement, the issuing public corporation must call a special meeting of shareholders to vote on the proposed share acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitle to vote in the election of directors represented at the meeting excluding the voting power of all "interested shares." Interested shares include any shares held by the acquiring person and those held by officers and directors of the issuing public corporation as well as by certain others, including many holders commonly characterized as arbitrageurs.

Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. Pursuant to the Articles, Section 1701.831 of the OGCL does not currently apply to the Company; however, the Articles currently contain more stringent control share acquisition restrictions, which are described in more detail above. In the event that the control share acquisition provisions of the Company's Articles are found to be unenforceable, the Articles provide that Section 1701.831 of the OGCL shall apply to the Company.

Ohio Merger Moratorium Statute. The Company is an "issuing public corporation" as defined under the OGCL. Chapter 1704 of the OGCL governs transactions between an issuing public corporation and: (i) an "interested shareholder," which, generally, means someone who becomes a beneficial owner of 10% or more of the shares of a corporation without the prior approval of the board of directors of the corporation; and (ii) persons affiliated or associated with an interested shareholder.

For at least three years after an interested shareholder becomes such, the following transactions are prohibited if they involve both an issuing public corporation and either an interested shareholder or anyone affiliated or associated with an interested shareholder: (i) the disposition or acquisition of any interest in assets; (ii) mergers, consolidations, combinations and majority share acquisitions; (iii) voluntary dissolutions or liquidations; and (iv) the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

Subsequent to the three-year period, these transactions may take place provided that either of the following conditions are satisfied: (i) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation, or a different proportion set forth in the articles of incorporation, including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or (ii) the business combination results in shareholders, other than the interested shareholder, receiving a fair price, as determined by Section 1704.03(A)(4), for their shares.

If, prior to the acquisition of shares by which a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704's prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

Chapter 1704 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. The Company has not opted out of the application of this statute.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our Amended Code of Regulations establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The advance notice provisions require that a shareholder proposal for a director nomination be received by the secretary of the Company not less than 90 days nor more than 120 days prior to the date of the annual meeting of shareholders as publicly announced at least 90 days in advance of such meeting. In the event that the annual meeting is not publicly disclosed at least 90 days in advance, notice by the shareholder must be delivered or mailed no later than the cloe of busines on the 7th day following the date public disclosure was made. A shareholder's notice to the secretary shall set forth such information described in our Amended Code of Regulations and such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as director. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure and disregard a defective nomination.

Exhibit 10.18

Director Compensation

Each non-employee director of the Corporation shall receive for calendar year 2024 an annual retainer fee of $80,000, payable $62,500 in cash and $17,500 in restricted stock units to be awarded on the day of the annual meeting of shareholders subject to vesting on the one-year anniversary of the grant date. Non-employee directors with significant additional duties shall receive the following additional annual retainers: (i) $37,500 for the independent Chair of the Board of Directors; (ii) $10,000 for the Chair of the Audit Committee, and (iii) $7,500 for each other Chair of a Board committee.

Exhibit 21

Direct and Indirect Subsidiaries of Farmers National Banc Corp.

Farmers National Banc Corp.

- The Farmers National Bank of Canfield
    - Farmers National Insurance LLC
    - Farmers of Canfield Investment Co.
- Farmers Trust Company
    - National Associates, Inc.
- Farmers National Captive Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Farmers National Banc Corp.:

      Form S-3D No. 333-180649
      Form S-4 No. 333-258811
      Form S-4 No. 333-264945
      Form S-8 No. 333-217925
      Form S-8 No. 333-188570
      Form S-8 No. 333-185260
      Form S-8 No. 333-176399
      Form S-8 No. 333-264763

of our report dated March XX, 2024, relating to the consolidated financial statements and effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K.

Crowe LLP

Crowe LLP

Columbus, Ohio
March 7, 2024

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-180649 on Form S-3D and Nos. 333-258811 and 333-264945 on Form S-4 and Nos. 333-217925, 333-188570, 333-185260, 333-176399, and 333-264763 on Form S-8 of Farmers National Banc Corp. of our report dated March 9, 2023, relating to the consolidated balance sheet of Farmers National Banc Corp. as of December 31, 2022 and the consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, appearing in the 2023 Annual Report on Form 10-K of Farmers National Banc Corp.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Maumee, Ohio
March 7, 2024

Exhibit 24

POWER OF ATTORNEY

Each director and/or officer of Farmers National Banc Corp. (the "Corporation") whose signature appears below hereby appoints KEVIN J. HELMICK and A. TROY ADAIR, and each of them, with full power of substitution and resubstitution, as attorneys or attorney to sign for the undersigned and in his or her name, place and stead, and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and likewise to sign and file with the Commission any and all amendments (on Form 10-K/A) and exhibits thereto, and any and all applications and documents to be filed with the Commission pertaining to such Annual Report, with full power and authority to do and perform any and all acts and things whatsoever requisite, necessary or advisable to be done in the premises, as fully and for all intents and purposes as each of the undersigned could so if personally present, hereby ratifying and approving the acts of said attorneys and any of them and any such substitute.

IN WITNESS WHEREOF, we have hereunto set our hands effective as of the 27th day of February, 2024.

/s/ Kevin J. Helmick	/s/ A. Troy Adair	/s/ Joseph W. Sabat
Kevin J. Helmick	A. Troy Adair	Joseph W. Sabat
President & CEO	Executive VP, CFO and Treasurer	Chief Accounting Officer
(Principal Executive Officer)	(Principal Financial Officer)	(Principal Accounting Officer)
February 27, 2024	February 27, 2024	February 27, 2024

/s/ Gregory C. Bestic   Director
Gregory C. Bestic

/s/ Anne Frederick Crawford   Director
Anne Frederick Crawford

/s/ Carl D. Culp   Director
Carl D. Culp

/s/ Neil J. Kaback   Director
Neil J. Kaback

/s/ Ralph D. Macali   Director
Ralph D. Macali

/s/ Terry A. Moore   Chairman of the Board
Terry A. Moore

/s/ Frank J. Monaco   Director
Frank J. Monaco

/s/ Edward W. Muransky   Director
Edward W. Muransky

/s/ David Z. Paull   Director
David Z. Paull

/s/ Gina A. Richardson   Director
Gina A. Richardson

/s/ Richard B. Thompson   Director
Richard B. Thompson

/s/ André Thornton   Director

_____
André Thornton

/s/ Nicholas D. Varischetti   Director
Nicholas D. Varischetti

Exhibit 31.1

CERTIFICATION

CERTIFICATION FOR ANNUAL REPORT ON FORM 10-K

I, Kevin J. Helmick, certify that:

1) I have reviewed this annual report on Form 10-K of Farmers National Banc Corp. (the "Company");

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer
(Principal Executive Officer)
March 7, 2024

Exhibit 31.2

CERTIFICATION

CERTIFICATION FOR ANNUAL REPORT ON FORM 10-K

I, Troy Adair, certify that:

1) I have reviewed this annual report on Form 10-K of Farmers National Banc Corp. (the "Company");

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Troy Adair
_____
Troy Adair
Executive Vice President and Treasurer
(Principal Financial Officer)
March 7, 2024

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Farmers National Banc Corp. (the "Company") on Form 10-K for the period ending December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Kevin J. Helmick, principal executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer
(Principal Executive Officer)
March 7, 2024

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Farmers National Banc Corp. (the "Company") on Form 10-K for the period ending December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Troy Adair, principal financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Troy Adair
Troy Adair
Executive Vice President and Treasurer
(Principal Financial Officer)
March 7, 2024

Exhibit 97.1



CLAWBACK POLICY
as Amended and Restated September 26, 2023

1. **Purpose.** The purpose of this Policy is to describe the circumstances in which Executive Officers will be required to repay or return Erroneously Awarded Compensation to members of the Company Group. Each Executive Officer shall be required to sign and return to the Company the Acknowledgement Form attached hereto as **Exhibit A** pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy.

2. **Administration.** This Policy shall be administered by the Committee. Any determinations made by the Committee shall be final and binding on all affected individuals.

3. **Definitions.** For purposes of this Policy, the following capitalized terms shall have the meanings set forth below:

(a) *"Accounting Restatement"* shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a "Big R" restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected the current period or left uncorrected in the current period (a "little r" restatement).

(b) *"Board"* shall mean the Board of Directors of the Company.

(c) *"Clawback Eligible Incentive Compensation"* shall mean, in connection with an Accounting Restatement and with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company Group), all Incentive-based Compensation Received by such Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the applicable Clawback Period.

(d) *"Clawback Period"* shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e) *"Committee"* shall mean the Compensation Committee of the Board.

(f) **"Company"** shall mean Farmers National Banc Corp., an Ohio corporation.

(g) **"Company Group"** shall mean the Company, together with each of its direct and indirect subsidiaries.

(h) **"Effective Date"** shall mean September 26, 2023.

(i) **"Erroneously Awarded Compensation"** shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(j) **"Executive Officer"** shall mean the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the Company's controller), any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company's subsidiaries are deemed executive officer of the Company if they perform such policy-making functions for the Company. Policy-making function, for purposes of this definition, is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified pursuant to 17 C.F.R. 229.401(b).

(k) **"Financial Reporting Measures"** shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the SEC.

(l) **"Incentive-based Compensation"** shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(m) **"Nasdaq"** shall mean The Nasdaq Stock Market.

(n) **"Policy"** shall mean this Policy for the Recovery of Erroneously Awarded Compensation, as the same may be amended and/or restated from time to time.

(o) **"Received"** shall, with respect to any Incentive-based Compensation, mean actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if payment or grant of the Incentive-based Compensation occurs after the end of that period.

(p) **"Restatement Date"** shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date of court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q) *"SEC"* shall mean the U.S. Securities and Exchange Commission.

4. **Repayment of Erroneously Awarded Compensation.**

(a) In the event of an Accounting Restatement, the Committee shall promptly (and in all events within ninety (90) days after the Restatement Date) determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Incentive-based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq).

(b) The Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. To the extent that the Committee determines that any method of recovery (other than repayment by the Executive Officer in a lump sum in cash or property) is appropriate, the Company shall offer to enter into a repayment agreement (in a form reasonable acceptable to the Committee) with effective dateagreement within thirty (30) days after such offer is extended, the Company shall countersign such repayment agreement. If the Executive Officer fails to sign the repayment agreement within thirty (30) days after such offer is extended, the Executive Officer will be required to repay the Erroneously Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously Awarded Compensation) on or prior to the date that is one hundred twenty (120) days following the Restatement Date. For the avoidance of doubt, except as set forth in Section 4(d) below, in no event may the Company Group accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer's obligations hereunder.

(c) To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company Group when due (as determined in accordance with Section 4(b) above), the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by the Company Group in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(d) Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 4(b) above if the following conditions are met and the Committee determines that recovery would be impracticable:

(i) The direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) to recover and provided such documentation to Nasdaq;

(ii) Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of such opinion is provided to Nasdaq; or

(iii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5. **Reporting and Disclosure.** The Company shall file all disclosures with respect to this Policy in accordance with the requirement of the federal securities laws, including the disclosure required by the applicable SEC filings.

6. **Indemnification Prohibition.** No member of the Company Group shall be permitted to indemnify any Executive Officer against (a) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (b) any claims relating to the Company Group's enforcement of its rights under this Policy. Further, no member of the Company Group shall enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company Group's right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

7. **Interpretation.** The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.

8. **Effective Date.** This Policy shall be effective as of the Effective Date.

9. **Amendment; Termination.** The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as the Committee deems necessary, including as and when the Committee determines that it is legally required by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company's securities are listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section 9 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company's securities are listed.

10. **Other Recoupment Rights; No Additional Payments.** The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or any other agreement entered into on or after

the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company Group under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company Group.

11. **Successors.** This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

* * *



Exhibit A

FARMERS NATIONAL BANC CORP.

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

ACKNOWLEDGEMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Farmers National Banc Corp. Policy for the Recovery of Erroneously Awarded Compensation (the ***"Policy"***). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this ***"Acknowledgement Form"***) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company Group. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation (as defined in the Policy) to the Company Group to the extent required by, and in a manner permitted by, the Policy.

____
Signature

____
Printed Name

____
Date

Investor Information

Corporate Headquarters:
Farmers National Banc Corp.
20 South Broad Street, P.O. Box 555
Canfield, OH 44406
Phone 330-533-3341
Toll Free 1-888-988-3276
Website: www.farmersbankgroup.com

Dividend Payments: Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.

Transfer Agent: Computershare Investor Services P.O. Box 30170, College Station, TX 77842

Dividend Reinvestment Plan (DRIP): Registered shareholders can purchase additional common shares through Farmers' Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends and the safekeeping of share certificates. To obtain a prospectus, contact the Computershare Investor Services at 877-581-5548.

Direct Deposit of Cash Dividends: The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, please contact the Computershare Investor Services at 877-581-5548.

Annual Report on Form 10-K: A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to any shareholder on request to the attention of: Mr. Troy Adair, Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555, Canfield, OH 44406.

Common Stock Listing and Information as to Stock Prices and Dividends:
The Company's common shares trade on the NASDAQ Capital Market under the symbol FMNB. Set forth in the accompanying table are per share prices at which common shares have actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Company. Also included in the table are dividends per share paid on the outstanding Company's common shares and any shares dividends paid. As of December 31, 2023, there were 37,502,773 shares outstanding and 4,110 shareholders of record of common shares.

MARKET AND DIVIDEND SUMMARY

Quarter Ending	High	Low	Dividend
March 2023	$15.08	$11.56	$0.17
June 2023	$13.31	$10.82	$0.17
September 2023	$14.25	$11.25	$0.17
December 2023	$14.72	$10.38	$0.17
March 2022	$20.00	$16.19	$0.16
June 2022	$17.28	$14.47	$0.16
September 2022	$15.69	$13.06	$0.16
December 2022	$15.46	$12.41	$0.17

The following graph compares the cumulative five year total return to shareholders on Farmers National Banc Corp.'s common shares relative to the cumulative total returns of the NASDAQ Composite index, the NASDAQ Bank index and the SNL Microcap Bank index. The graph assumes that the value of the investment in the Company's common shares and in each of the indexes (including reinvestment of dividends) was $100 on 12/31/2018 and tracks it through 12/31/2023.



Total Return Performance

Legend:
- Farmers National Banc Corp.
- NASDAQ Composite Index
- SNL U.S. Bank NASDAQ Index
- Dow Jones U.S. MicroCap Banks Index

Index				Period Ending		
	12/12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Farmers National Banc Corp.	100.00	131.46	110.73	159.18	126.40	136.32
NASDAQ Composite Index	100.00	136.69	198.10	242.03	163.28	236.17
KBW NASDAQ Bank Index	100.00	136.13	122.09	168.88	132.75	131.57
Dow Jones U.S. MicroCap Banks Index	100.00	119.86	100.74	147.07	140.03	139.67

Source: S&P Global Market Intelligence
© 2024